Filed by Scorpio Tankers Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Commission File No.: 333-210284

Subject Company: Navig8 Product Tankers Inc.

Date: May 23, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-34677

SCORPIO TANKERS INC.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

When used in this Report on Form 6-K (this “Report”), the terms “Scorpio Tankers,” the “Company,” “we,” “our” and “us” refer to Scorpio Tankers Inc. and/or one or more of its subsidiaries, as the context requires. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. References to “STNG common shares” refer to the common shares, par value $0.01 per share, of Scorpio Tankers Inc. “NPTI” refers to Navig8 Product Tankers Inc. and/ or one or more of its subsidiaries, as the context requires. “Navig8 Product Tankers Inc.” refers only to Navig8 Product Tankers Inc. and not its subsidiaries. References to “NPTI common shares” refer to common shares, par value $0.01 per share, of Navig8 Product Tankers Inc. The financial information included herein with respect to Scorpio Tankers represents the financial information of Scorpio Tankers Inc. and the operations of its subsidiaries, and the financial information included herein with respect to Navig8 Product Tankers Inc. represents the financial information of Navig8 Product Tankers Inc. and the operations of its subsidiaries. Unless otherwise indicated, all references to “dollars” and “$” in this Report are to, and amounts are presented in, United States dollars. Our financial statements are prepared in accordance with IFRS and NPTI’s financial statements are prepared in accordance with U.S. GAAP.

The Merger Agreement (defined below) has been included in this Report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Scorpio Tankers, NPTI or Merger Sub (defined below) and their respective affiliates. The Merger Agreement contains representations and warranties by Scorpio Tankers and Merger Sub, on the one hand, and by NPTI, on the other hand, made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Scorpio Tankers and Merger Sub, on the one hand, and NPTI, on the other hand. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Scorpio Tankers, Merger Sub or NPTI at the time they were made or otherwise. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Scorpio Tankers’ or NPTI’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the merger agreement, the Merger, Scorpio Tankers, NPTI, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement on Form F-4 that will include a proxy statement of Navig8 Product Tankers Inc. and a prospectus of Scorpio Tankers Inc., as well as in the Forms 20-F, Forms 6-K and other filings that Scorpio Tankers Inc. makes with the U.S. Securities and Exchange Commission.

On May 23, 2017, Scorpio Tankers Inc. agreed to acquire NPTI, including its 27 operating product tankers, of which it is contemplated that 23 vessels would be acquired through a stock-for-stock merger, for total consideration of 55.0 million STNG common shares, pursuant to a merger agreement, and four vessels would be acquired, prior to the proposed merger, for aggregate cash consideration of $156.0 million (consisting of $42.2 million in cash and $113.8 million in assumed debt as of May 19, 2017), pursuant to a stock purchase and sale agreement. This Report provides certain important information about these and other related transactions.

This Report is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-210284) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) with an effective date of March 18, 2016.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed merger, Scorpio will file with the SEC a registration statement on Form F–4 that will constitute a prospectus of Scorpio and include a proxy statement of Navig8. Scorpio also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Scorpio with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Scorpio or Navig8 at the following:

Scorpio Tankers Inc.	Navig8 Product Tankers Inc.
9, Boulevard Charles III	2nd Floor, Kinnaird House
Monaco 98000	1 Pall Mall East, London
SW1Y 5AU
Attn: Investor Relations	Attn: Investor Relations
+377-9798-5716 info@scorpiotankers.com	+1 203 975 4788 info@navig8producttankers.com

Page No.
1	Cautionary Statement Regarding Forward-Looking Statements

2	Transaction Overview

15	The Proposed Combined Company

Exhibit Index

Exhibit No.	Exhibit

2.1	Merger Agreement, dated as of May 23, 2017 by and between Scorpio Tankers Inc., Navig8 Product Tankers Inc. and STI Merger Subsidiary Company Limited*

2.2	Stock Purchase and Sale Agreement dated May 23, 2017 by and between Scorpio Tankers Inc. and Navig8 Product Tankers (E-Ships) Inc.*

23.1	Consent of PricewaterhouseCoopers AS (independent registered public accounting firm of Navig8 Product Tankers Inc.)

99.1	Voting Agreement, dated as of May 23, 2017 by and between Scorpio Tankers Inc. and certain Navig8 Holders

99.2	Unaudited Pro Forma Condensed Combined Financial Information

99.3	Audited Consolidated Financial Statements of Navig8 Product Tankers Inc. as of and for the years ended December 31, 2016 and 2015

99.4	Unaudited Financial Information for the Three Months Ended March 31, 2017 of Navig8 Product Tankers Inc.

*	Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the Commission upon request.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under applicable U.S. securities litigation, including the United States Private Securities Litigation Reform Act of 1995. This Report, including information incorporated by reference into this Report, may contain forward-looking statements, including, for example, but not limited to, statements about management expectations, strategic objectives, strategic opportunities, growth opportunities, business prospects, regulatory proceedings, transaction synergies and other benefits of the proposed merger, and other similar matters. Forward-looking statements are not statements of historical facts and represent only Scorpio Tankers’ or NPTI’s beliefs regarding future events, which is inherently uncertain. Forward-looking statements are typically identified by words such as “anticipates,” “believes,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “foresees,” “goal,” “intends,” “likely,” “may,” “might,” “plans,” “projects,” “schedule,” “should,” “target,” “will,” or “would” and similar expressions, although not all forward-looking information contains these identifying words.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties that give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our objectives, strategic goals and priorities will not be achieved. We caution readers not to place undue reliance on these statements, as a number of important factors could cause actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed merger does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; that we or NPTI may be required to modify the terms and conditions of the Merger Agreement to achieve regulatory or shareholder approval, or that the anticipated benefits of the proposed merger are not realized as a result of such things as the strength or weakness of the economy and competitive factors in the areas where we and NPTI do business; the effects of competition in the markets in which we and NPTI operate; the impact of changes in the laws and regulations regulating the seaborne transportation or refined petroleum products industries or affecting domestic and foreign operations; judicial or regulatory judgments and legal proceedings; the ability to successfully integrate the two companies; success in retaining the services of executives, key personnel and other employees that the combined company needs to realize all of the anticipated benefits of the proposed merger; the risk that expected synergies and benefits of the proposed merger will not be realized within the expected time frame or at all; reputational risks; and other factors that may affect our future results, including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological and regulatory changes, and adverse developments in general market, business, economic, labor, regulatory and political conditions.

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TRANSACTION OVERVIEW

The Proposed Merger and Certain Related Transactions

On May 23, 2017, we entered into definitive agreements to merge, subject to certain conditions, with Navig8 Product Tankers Inc. and acquire its 27 operating product tankers. These agreements and certain other related transactions are described herein.

On May 23, 2017, Scorpio Tankers Inc. entered into a definitive merger agreement (the “Merger Agreement”) with STI Merger Subsidiary Company Limited (the “Merger Sub”), which is a wholly-owned subsidiary of Scorpio Tankers Inc., and Navig8 Product Tankers Inc., a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference. Pursuant to the Merger Agreement, Scorpio Tankers Inc. will acquire NPTI, including 23 of its 27 operating product tanker vessels, consisting of 8 LR1 tankers and 15 LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 and 113,000 dwt, with a weighted average age of approximately 0.9 years (the “NPTI Merger Vessels”), through a stock-for stock merger, for aggregate consideration of 55 million STNG common shares. Pursuant to the Merger Agreement, the Merger Sub will merge with and into Navig8 Product Tankers Inc., and, following the Proposed Merger, Navig8 Product Tankers Inc. will continue its corporate existence under the Marshall Islands Business Corporations Act as the surviving corporation and will be a wholly-owned subsidiary of Scorpio Tankers Inc. This transaction is subject to important conditions precedent, described herein, including the approval of the shareholders of Navig8 Product Tankers Inc. If these conditions precedent are satisfied or waived, which we cannot guarantee, we expect to close this transaction within the second or third quarter of 2017. We refer to the foregoing transaction as the “Proposed Merger.”

In addition, in connection with the Proposed Merger, on May 23, 2017, we entered into a stock purchase and sale agreement (the “Stock Purchase Agreement”), a copy of which is attached hereto as Exhibit 2.2 and the terms of which are incorporated herein by reference, with a subsidiary of Navig8 Product Tankers Inc. to acquire certain of its subsidiaries which own four LR1 tankers, Navig8 Excel, Navig8 Excelsior, Navig8 Expedite and Navig8 Exceed (the “NPTI Acquisition Vessels” and together with the NPTI Merger Vessels, the “NPTI Vessels”), for an aggregate purchase price of $156.0 million, consisting of $42.2 million in cash (which is expected to remain with Navig8 through closing of the Proposed Merger and will form part of the balance sheet of the combined company subject to the terms and conditions of the Merger Agreement) and $113.8 million in assumed debt as of May 19, 2017 (which is inclusive of accrued interest). We refer to this transaction as the “NPTI Vessel Acquisition.” The NPTI Acquisition Vessels are expected to be delivered to us prior to the closing of the Proposed Merger.

About Scorpio Tankers

We provide seaborne transportation of refined petroleum products worldwide. As of May 23, 2017, our fleet consisted of 78 wholly-owned tankers (23 LR2 tankers, 14 Handymax tankers and 41 MR tankers) with a weighted average age of approximately 2.4 years, and 19 time or bareboat chartered-in tankers (nine Handymax tankers, nine MR tankers and one LR2 tanker), which we refer to collectively as our “Operating Fleet”. In addition, as of the same date, we had contracts for the construction of six newbuilding MR product tankers, which we refer to as our “Newbuilding Program.” The vessels in our Newbuilding Program are expected to be delivered to us throughout the remainder of 2017 and first quarter of 2018. We have also entered into an agreement to sell two MR product tankers, which is expected to close in June 2017. Scorpio Tankers Inc.’s common shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “STNG.”

About Navig8 Product Tankers

Navig8 Product Tankers Inc. is a Marshall Islands corporation that owns and operates LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international shipping markets. NPTI owns 27 eco-design product tankers, of which 12 are LR1s and 15 are LR2s delivered between 2015 and 2017. These vessels were financed through bank debt, sale leaseback transactions and cash on hand. All of NPTI’s vessels are operated in pools managed by Navig8 Group. NPTI’s common shares are listed on the Norwegian OTC under the symbol “EIGHT.”

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Merger Consideration

If the Proposed Merger is completed, holders of NPTI common shares and certain of Navig8 Product Tankers Inc.’s other securities will receive an aggregate of 55.0 million STNG common shares (as may be adjusted pursuant to the Merger Agreement). It is estimated that shareholders of Navig8 Product Tankers Inc. will receive effectively 1.18 STNG common shares for each NPTI common share that such shareholder owns. This does not apply to shares held by shareholders of Navig8 Product Tankers Inc., if any, who have perfected any dissenters’ rights that may be available under Marshall Islands law, or NPTI common shares held by Navig8 Product Tankers Inc., Scorpio Tankers Inc. or the Merger Sub, or their respective subsidiaries. Under the Merger Agreement, the aggregate number of shares to be issued as merger consideration will not be adjusted to reflect changes in the price of NPTI common shares or STNG common shares prior to the completion of the Proposed Merger. The STNG common shares issued in connection with the Proposed Merger are required to be listed on the NYSE.

Scorpio Tankers will not issue any fractional common shares. Instead, each holder of NPTI common shares otherwise entitled to a fraction of a STNG common share will be entitled to receive an amount of cash (without interest) determined by multiplying the fractional share interest to which the holder would otherwise be entitled by the average of the volume weighted average price per share of STNG common shares on the NYSE for the five trading days ending on and including the trading day prior to the closing date of the Proposed Merger.

In addition, at the closing of the Proposed Merger, Scorpio Tankers will be required to fund Navig8 Product Tankers Inc.’s cash redemption of all of the outstanding shares of its Series A Cumulative Redeemable Perpetual Preferred Stock (or the “NPTI Preferred Shares”). As of May 23, 2017, there were $30.0 million in aggregate principal amount of NPTI Preferred Shares outstanding (excluding dividends that have been paid in kind). If the Proposed Merger is completed on the terms currently agreed, then pursuant to the statement of designation for the NPTI Preferred Shares, such NPTI Preferred Shares and all accrued but unpaid dividends thereon must be redeemed at 120% of par value.

Public Equity Offering

It is a condition to the Proposed Merger that Scorpio Tankers Inc. completes a registered public offering of its common shares, subject to market conditions and in the sole discretion of its board of directors, pursuant to which the aggregate gross proceeds to be received by Scorpio Tankers Inc. shall not be greater than $200 million (excluding any exercise of customary over-allotment options granted to underwriters in connection therewith; provided, that the aggregate gross proceeds to be received by Scorpio Tankers Inc. pursuant to any such over-allotment options shall not be greater than $30 million) (the “Public Equity Offering”).

Assumption of Indebtedness

If the Proposed Merger is completed, Scorpio Tankers will assume the existing indebtedness of NPTI (inclusive of obligations under sale and leaseback arrangements). As of May 19, 2017, Scorpio Tankers intends to assume such existing indebtedness in an aggregate amount of approximately $938.1 million in connection with the Proposed Merger and the NPTI Vessel Acquisition.

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Furthermore, NPTI is party to loan facilities and bareboat charter arrangements with financial institutions and leasing companies. Certain of these agreements require the consent of those financial institutions and leasing companies in order to consummate the Proposed Merger, which is a “change of control” as defined under those agreements. We refer to these as “Change of Control Consents.” In addition, all of the loan facilities and bareboat charter arrangements require the consent of those financial institutions and leasing companies in order to move the NPTI Vessels into the Scorpio Group Pools, change the technical manager to managers within the Scorpio Group, rename the NPTI Vessels, add each NPTI Vessel onto our insurance policies, and put in place such other logical changes and amendments to the loan facilities and bareboat charter arrangements in order for us to be able to place the NPTI Vessels into the Scorpio Group Pools. We refer to these as “Technical Consents.”

We have been actively approaching each of the financial institutions and leasing companies in order to obtain their consent and expect to have all of such consents in place prior to the consummation of the Proposed Merger. While we have received commitments from each of NPTI’s financial institutions to provide us with the required consents, we have not received a Change of Control Consent or Technical Consent from Bank of Communications Financial Leasing Co. Ltd., one of NPTI’s leasing companies. To the extent we are unable to obtain the required Change of Control Consent or Technical Consent from such leasing company prior to the consummation of the Proposed Merger, we have arranged a commitment from ABN AMRO Bank N.V., or ABN AMRO, (which is described below) to refinance the bareboat charter arrangements. In addition, we have not received the Technical Consents from two of NPTI’s other leasing companies. While we expect to receive these consents prior to the closing of the Proposed Merger, we are required to close the Proposed Merger even without these consents.

ABN AMRO Credit Facility

In connection with the Proposed Merger, we received a commitment from ABN AMRO for a credit facility consisting of a senior secured term loan facility of up to $225.0 million and a junior secured term loan facility of up to $40.0 million, or the ABN AMRO Credit Facility. This facility was put in place as a ‘back-stop’ whereby its proceeds may be used to repay outstanding indebtedness relating to nine of the NPTI Merger Vessels in the event that the financial institutions through which NPTI has outstanding borrowings relating to such vessels, do not provide the consents required to consummate the Proposed Merger.

Borrowings under this credit facility will be made available during the period from the closing date of the facility until 60 days thereafter. Availability under this senior secured term loan facility is expected to be the lower of $225.0 million and 60% of the aggregate fair market value of the respective vessels securing the loan. Availability under the junior secured term loan facility is expected to be the lower of $40.0 million and 10% of the aggregate fair market value of the respective vessels securing the loan. Borrowings under this senior secured term loan facility are expected to bear interest at a rate of LIBOR plus 2.65% per annum and borrowings under the junior secured term loan facility are expected to bear interest at a rate of LIBOR plus a weighted average margin of 4.87% per annum. In the event that borrowings are made under this facility, it will mature on the date five years from the drawdown date and the junior secured term loan facility will mature on the date 18 months from the drawdown date.

The remaining terms and conditions, including covenants, of this credit facility are expected to be similar to those in our existing credit facilities. This credit facility is subject to customary conditions precedent and the execution of definitive documentation.

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Effect on NPTI Preferred Shares

Upon the closing of the Proposed Merger, by virtue of the Proposed Merger and without any action on the part of the Merger Sub, Scorpio Tankers, NPTI or any holder of NPTI Preferred Shares, each NPTI Preferred Share issued and outstanding immediately prior to the closing of the Proposed Merger shall be converted into the right to receive the Per Share Redemption Consideration, less any applicable withholding taxes. As of the closing of the Proposed Merger, all NPTI Preferred Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Redemption Consideration. The term “Per Share Redemption Consideration” used herein means an amount of cash equal to the price per share payable in order to redeem issued and outstanding NPTI Preferred Shares as of the closing in accordance with the Statement of Designation for the NPTI Preferred Shares, filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 23, 2016.

Effect on NPTI Restricted Stock Units

As of May 23, 2017, 129,737 NPTI restricted stock units were outstanding (the “NPTI Restricted Stock Units”), providing each holder thereof with the right to earn one NPTI common share. Upon the closing of the Proposed Merger, by virtue of the Proposed Merger and without any action on the part of any holder of NPTI Restricted Stock Units, each then outstanding NPTI Restricted Stock Unit will become fully vested and will terminate and be canceled in exchange for the right to receive the Per Share Merger Consideration, less any applicable withholding taxes. As of the closing of the Proposed Merger, each holder of an NPTI Restricted Stock Unit shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration.

5

As used herein, “Per Share Merger Consideration” means a number of STNG common shares equal to (i) the aggregate merger consideration of 55.0 million STNG common shares (as may be adjusted pursuant to the Merger Agreement) minus the aggregate option merger consideration (if any), divided by (ii) the aggregate number of NPTI common shares, without duplication, issued and outstanding immediately prior to the closing of the Proposed Merger or subject to the NPTI Restricted Stock Units issued and outstanding immediately prior to the closing (excluding certain NPTI common shares pursuant to the Merger Agreement).

Key Terms of the Merger Agreement

Conditions to the Merger Agreement

As more fully described in the Merger Agreement, the obligations of Scorpio Tankers Inc. and Navig8 Product Tankers Inc. to complete the Proposed Merger are subject to the satisfaction of the following conditions:

•	no applicable law or order preventing or prohibiting the consummation of the Merger Agreement is in effect;

•	NPTI Shareholder Approval has been obtained;

•	(i) the F-4 Registration Statement is effective and is not the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and (ii) the STNG common shares to be issued as consideration of the Proposed Merger were approved for listing on NYSE, subject to completion of the Proposed Merger;

•	Scorpio Tankers Inc. shall appoint one additional independent director to the Scorpio Tankers Board that will be selected by the Scorpio Tankers Board, effective as of the closing of the Proposed Merger; and

•	the Public Equity Offering has been consummated.

The obligations of Navig8 Product Tankers Inc. to effect the Proposed Merger are further subject to the satisfaction or waiver by Navig8 Product Tankers Inc. of certain other conditions, including:

•	the representations and warranties of Scorpio Tankers Inc. and the Merger Sub that there has been no material adverse effect since December 31, 2016 shall be true and correct in all respects as of closing of the Proposed Merger as if made at and as of the closing of the Proposed Merger;

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•	the representations and warranties of Scorpio Tankers Inc. and the Merger Sub with respect to organization and corporate power, authorization, fees, and certain of the capitalization representations and warranties are true and correct (except for de minimis exceptions) as of closing of the Proposed Merger;

•	the representations and warranties of Scorpio Tankers Inc. and the Merger Sub with respect to vessels and other maritime matters, environmental matters, compliance with anti-corruption laws and other business practices, and certain capitalization and subsidiary representations and warranties, (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct in all material respects as of the closing of the Proposed Merger (“material” meaning material to Scorpio Tankers, taken as a whole);

•	all of the other representations and warranties of Scorpio Tankers Inc. and the Merger Sub contained in the Merger Agreement or in any certificate or other writing delivered by Scorpio Tankers Inc. (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct as of the closing of the Proposed Merger (except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect); and

•	Scorpio Tankers Inc. and the Merger Sub have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under the Merger Agreement on or prior to the closing of the Proposed Merger.

The obligations of Scorpio Tankers Inc. and the Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Scorpio Tankers Inc. of the following conditions:

•	the representations and warranties of Navig8 Product Tankers Inc. that there has been no material adverse effect since December 31, 2016 shall be true and correct in all respects as of the closing of the Proposed Merger;

•	the representations and warranties of Navig8 Product Tankers Inc. with respect to organization and corporate power, authorization, fees, and certain of the capitalization representations and warranties are true and correct (except for de minimis exceptions) as of the closing of the Proposed Merger;

•	the representations and warranties of Navig8 Product Tankers Inc. with respect to vessels and other maritime matters, environmental matters, compliance with anti-corruption laws and other business practices, and certain capitalization, indebtedness, subsidiary representations and warranties (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct in all material respects as of the closing of the Proposed Merger (“material” meaning material to NPTI, taken as a whole); and

•	all of the other representations and warranties of Navig8 Product Tankers Inc. contained in the Merger Agreement or in any certificate or other writing delivered by Navig8 Product Tankers Inc. (disregarding all materiality and material adverse effect qualifications contained therein) are true and correct in all material respects as of the closing of the Proposed Merger (except where the failure of such representations and warranties to be so true and correct would not have a material adverse effect);

•	Navig8 Product Tankers Inc. has performed and complied in all material respects with each of the covenants and obligations required to be performed by it under the Merger Agreement on or prior to the closing of the Proposed Merger; and

•	certain lender consents and waivers required to consummate the Merger Agreement are in full force and effect as of the closing.

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No Solicitation; Withdrawal of Board Recommendation

Until the effective time of the Proposed Merger, NPTI and its representatives may not, among other things:

•	solicit, initiate or knowingly take any action designed to facilitate or encourage any acquisition proposal;

•	enter into or participate in any discussions or negotiations with, furnish any information relating to NPTI or afford access to the business, properties, assets, personnel books or records of NPTI to any third party with respect to inquiries regarding, or the making of, an acquisition proposal;

•	fail to publicly make, qualify, withdraw, or modify or amend in a manner adverse to Scorpio Tankers Inc. the recommendation of either the Navig8 Board or the transaction committee (the “Transaction Committee”) established by the Navig8 Board, or recommend any other acquisition proposal or publicly propose to do any of the foregoing (an “Adverse Recommendation Change”);

•	approve, endorse, recommend, enter into (or agree or publicly propose to any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an acquisition proposal, with the exception of a confidentiality agreement with a permitted third party; or

•	grant any waiver, amendment or release under any standstill or confidentiality agreement or takeover statute or provision contained in NPTI’s charter documents.

Notwithstanding these prohibitions, prior to the approval of the transactions by the shareholders of Navig8 Product Tankers Inc.:

•	if Navig8 Product Tankers Inc. receives a bona fide written acquisition proposal from a third party that did not result from an intentional breach or violation of its non-solicit obligations (described above), and the Transaction Committee determines in good faith after consultation with outside legal counsel and its financial advisors that the proposal constitutes or could reasonably be expected to lead to a superior proposal, and Navig8 Product Tankers Inc. shall have complied with certain other requirements in the Merger Agreement, then Navig8 Product Tankers Inc. may engage in negotiations or discussions with such third party with respect to the acquisition proposal and may furnish to such third party non-public information relating to NPTI;

•	the Transaction Committee may, following the receipt of and on account of a superior proposal, make an Adverse Recommendation Change if the superior proposal did not result from an intentional breach or violation of Navig8 Product Tankers Inc.’s non-solicit obligations, and the Transaction Committee determines in good faith that the failure to take action is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc. under applicable law; provided that the Transaction Committee may not make such an Adverse Recommendation Change unless: (i) the Transaction Committee provides Scorpio Tankers Inc., in writing, at least three business days written notice of its intention to take such action, (ii) the Transaction Committee attaches to the notice the proposed transaction agreements and the identity of the third party making such superior proposal, (iii) during the three day notice period, if requested by Scorpio Tankers Inc., the Transaction Committee shall negotiate with Scorpio Tankers Inc. in good faith to amend the Merger Agreement in such a manner that such superior proposal ceases to constitute a superior proposal, and (iv) following such notice period, the Transaction Committee shall have considered in good faith any proposed amendments to the Merger Agreement and determined in good faith after consultation with its outside legal counsel and financial advisors that such superior proposal continues to constitute a superior proposal and the failure of the Transaction Committee to make an Adverse Recommendation Change in connection with such superior proposal is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc. under applicable law; and

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•	the Transaction Committee or the Navig8 Board may make an Adverse Recommendation Change if there has been a material fact, event, change, or set of circumstances (other than an acquisition proposal and certain other exceptions) affecting the business, assets or operations of Navig8 Product Tankers Inc. and arising after the date of the Merger Agreement that was not known or reasonably foreseeable by the Transaction Committee or the Navig8 Board as of or prior to the date of the Merger Agreement (an “Intervening Event”), if the Transaction Committee or the Navig8 Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors that, in light of such Intervening Event, the failure of the Transaction Committee or the Navig8 Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc. Notwithstanding the above, the Transaction Committee and the Navig8 Board are not entitled to make an Adverse Recommendation Change in connection with an Intervening Event unless (i) Navig8 Product Tankers Inc. provides Scorpio Tankers Inc., in writing, at least three business days written notice of its intention to take such action, (ii) during such notice period, if requested by Scorpio Tankers Inc., Navig8 Product Tankers Inc. shall negotiate with Scorpio Tankers Inc. in good faith to amend the Merger Agreement in such a manner that an Adverse Recommendation Change is no longer warranted as a result of the Intervening Event, and (iii) following such notice period, the Transaction Committee or the Navig8 Board, as applicable, shall have considered in good faith any proposed amendments to the Merger Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors that the failure of the Transaction Committee or the Navig8 Board, as applicable, to make an Adverse Recommendation Change in connection with such Intervening Event is reasonably likely to be inconsistent with its fiduciary duties to the shareholders of Navig8 Product Tankers Inc.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the closing of the Proposed Merger by mutual written agreement of Scorpio Tankers Inc. and Navig8 Product Tankers Inc.

In addition, the Merger Agreement may be terminated at any time prior to closing of the Proposed Merger by either Scorpio Tankers Inc. or Navig8 Product Tankers Inc., if:

•	the closing of the Proposed Merger has not occurred on or before July 7, 2017 (the “End Date”); provided, that if (A) the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement shall not have occurred by such date and (B) all other conditions to the Proposed Merger (other than obtaining NPTI Shareholder Approval, the filing of the F-4 Registration Statement and approval for listing on NYSE of the Scorpio Tankers Inc. common shares included in the aggregate merger consideration) are satisfied or are capable of being satisfied by such date, then Scorpio Tankers Inc. or Navig8 Product Tankers Inc. may elect, by written notice to the other party, to extend the End Date to September 20, 2017; provided, further, that if the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement shall have been adjourned or postponed, the End Date may be extended; provided, however, that the right to extend the End Date shall not be available to any party whose material breach of any covenants or agreements contained in the Merger Agreement is the primary cause of the failure to consummate the Proposed Merger on or prior to the End Date; provided, further, however, that if the party terminating the Merger Agreement is in material breach of any covenants or agreements contained in the Merger Agreement and such material breach is the primary cause of the failure to consummate the Proposed Merger on or prior to the End Date, then the terminating party shall remain fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such material breach;

•	NPTI Shareholder Approval shall not have been obtained at the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement or at any adjournment or postponement thereof; or

•	any law or order prohibits any party from consummating the Proposed Merger and such prohibition shall have become final and nonappealable.

The Merger Agreement may be terminated by Scorpio Tankers Inc., if:

•	an Adverse Recommendation Change shall have occurred;

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•	prior to taking the vote to adopt the Merger Agreement, Navig8 Product Tankers Inc. intentionally and materially breaches any of its non-solicitation obligations set out in the Merger Agreement;

•	prior to receipt of NPTI Shareholder Approval, the Transaction Committee or the Navig8 Board fails publicly to reaffirm its recommendation of the Merger Agreement within ten business days of an acquisition proposal being publicly announced;

•	(i) Navig8 Product Tankers Inc. shall have breached or failed to perform any of its covenants or obligations set forth in the Merger Agreement (other than its non-solicitation covenants and obligations), or (ii) if any representation or warranty of Navig8 Product Tankers Inc. shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of the representation and warranty or covenant conditions to the Merger Agreement (such circumstance, a “Material Navig8 Breach”), and such Material Navig8 Breach cannot be or, to the extent curable by Navig8 Product Tankers Inc., has not been cured by the earlier of (1) the End Date and (2) twenty days after the giving of written notice to Scorpio Tankers Inc. of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Navig8 Product Tankers Inc. by the End Date, such twenty day period shall be extended until the second business day prior to the End Date solely to the extent during such period Navig8 Product Tankers Inc. is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Scorpio Tankers Inc. shall not have the right to terminate the Merger Agreement pursuant to this paragraph if Scorpio Tankers Inc. or the Merger Sub is then in breach of any of its covenants or agreements set forth in the Merger Agreement, which breach would result in the failure of any of the representation and warranty or covenant conditions to the Merger Agreement.

The Merger Agreement may be terminated by Navig8 Product Tankers Inc. if:

•	within seven business days following the public announcement of the execution of the Merger Agreement (the “Pricing Period”), the Public Equity Offering has not been priced by Scorpio Tankers Inc.; provided, that Navig8 Product Tankers Inc. shall only have the right to terminate the Merger Agreement during the period beginning on the expiration of the Pricing Period and ending on the fifth business day thereafter; provided, further that if (i) Navig8 Product Tankers Inc. breaches any representations, warranties, covenants or agreements contained in the Merger Agreement, (ii) such breach results in (A) the information in Scorpio Tankers Inc.’s disclosure documents relating to the Public Equity Offering containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) Navig8 Product Tankers Inc.’s auditors not providing a customary comfort letter at the pricing of the Public Equity Offering consistent with the circled request made prior to pricing, Navig8 Product Tankers Inc.’s auditors withdrawing such comfort letter prior to the pricing of the Public Equity Offering, or Navig8 Product Tankers Inc.’s auditors not providing customary consent to incorporate Navig8 Product Tankers Inc.’s financial information into Scorpio Tankers Inc.’s disclosure documents relating to the Public Equity Offering, and (iii) the circumstances described in clauses (i) and (ii) are the primary cause of Scorpio Tankers Inc.’s failure to price such Public Equity Offering, then the Pricing Period shall be extended until the second business day after, in the case of clause (ii)(A), the misstatement or omission in Scorpio Tankers Inc.’s disclosure documents relating to the Public Equity Offering has been corrected through a supplement or amendment, and in the case of clause (ii)(B), Navig8 Product Tankers Inc.’s auditor provides a customary comfort letter or consent, as applicable (or in either case, such breach is cured or waived in all material respects); or

•

(i) Scorpio Tankers Inc. and the Merger Sub shall have breached or failed to perform any of its respective covenants or obligations set forth in the Merger Agreement, or (ii) if any representation or warranty of Scorpio Tankers Inc. and the Merger Sub shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a representation and warranty or

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covenant condition to the Merger Agreement (such circumstance, a “Material Scorpio Breach”), and such Material Scorpio Breach has not been cured by the earlier of (1) the End Date and (2) twenty days after the giving of written notice to Scorpio Tankers Inc. of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Scorpio Tankers Inc. by the End Date, such twenty day period shall be extended until the second business day prior to the End Date solely to the extent during such period Scorpio Tankers Inc. is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Navig8 Product Tankers Inc. shall not have the right to terminate the Merger Agreement pursuant to this paragraph if Navig8 Product Tankers Inc. is then in breach of any of its covenants or agreements set forth in the Merger Agreement, which breach would result in the failure of any of the representation and warranty or covenant conditions to the Merger Agreement.

Termination Fee

If the Merger Agreement is terminated by Scorpio Tankers Inc. or Navig8 Product Tankers Inc. because (i) the shareholders of Navig8 Product Tankers Inc. fail to approve the Merger Agreement at the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement or (ii) the Merger has not closed by the End Date (as it may be extended pursuant to the Merger Agreement) at a time when NPTI Shareholder Approval has not been received, then Navig8 Product Tankers Inc. will be required to pay a termination fee of $2.5 million in cash to Scorpio Tankers Inc.

If the Merger Agreement is terminated by Scorpio Tankers Inc. or Navig8 Product Tankers Inc. (i) because (a) an Adverse Recommendation Change has occurred, (b) prior to taking a vote to obtain NPTI Shareholder Approval, Navig8 Product Tankers Inc. has intentionally and materially breached any of its non-solicitation obligations under the Merger Agreement, or (c) prior to the receipt of NPTI Shareholder Approval, the Transaction Committee or Navig8 Board fails to publicly reaffirm its recommendation of the Merger Agreement within ten business days of a definitive agreement with respect to an alternative proposal being publicly announced, or (ii) in the event the closing of the Proposed Merger has not occurred by the End Date (as it may be extended pursuant to the Merger Agreement) and the Merger Agreement could have been terminated pursuant to section (i) of this paragraph, Navig8 Product Tankers Inc. will be required to pay a termination fee of $10 million.

In addition, if (i) the Merger Agreement is terminated (a) as a result of a Material Navig8 Breach, (b) by Navig8 Product Tankers Inc. or Scorpio Tankers Inc. in the event that Navig8 Product Tankers Inc. does not obtain NPTI Shareholder Approval at the meeting of Navig8 Product Tankers Inc.’s shareholders to approve the Merger Agreement or (c) by Navig8 Product Tankers Inc. or Scorpio Tankers Inc. in the event that the closing of the Proposed Merger has not occurred by the End Date and the Merger Agreement could have been terminated pursuant to sections (i)(a) and (i)(b) of this paragraph, (ii) at any time after the date of the Merger Agreement and (x) in the case of a termination pursuant to section (i)(a) of this paragraph or the closing of the Proposed Merger not having occurred by the End Date at such time that Scorpio Tankers Inc. could have terminated the Merger Agreement pursuant to section (i)(a) of this paragraph, prior to the applicable breach an alternative proposal is made and has not been withdrawn or (y) in the case of a termination due to section (i)(b) of this paragraph or the closing of the Proposed Merger not having occurred by the End Date at such time that Scorpio Tankers Inc. could have terminated the Merger Agreement pursuant to section (i)(b) of this paragraph, prior to the taking of a vote to adopt the Merger Agreement an alternative proposal has been made and has not been withdrawn, and (iii) prior to the first anniversary of the date of termination, Navig8 Product Tankers Inc. enters into a definitive agreement with respect to any acquisition proposal or any such acquisition proposal shall have been consummated, then Navig8 Product Tankers Inc. will be required to pay to Scorpio Tankers Inc. a fee in the amount of $10 million in cash (less any payment made by Navig8 Product Tankers Inc. pursuant to the other paragraphs set forth in this Termination Fee section).

Voting Agreement

Concurrently with the execution of the Merger Agreement, Scorpio Tankers Inc. entered into a voting agreement (“Voting Agreement”), a copy of which is attached hereto as Exhibit 99.1 and the terms of which are incorporated herein by reference, with certain shareholders of Navig8 Product Tankers Inc. named therein that beneficially own an aggregate of approximately 77% of the issued and outstanding NPTI common shares to facilitate the Proposed Merger. We refer to these shareholders collectively as the “NPTI Holders.”

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Agreement to Vote. Pursuant to the Voting Agreement, each NPTI Holder agrees, among other things, to vote the NPTI common shares beneficially owned by such NPTI Holders (i) in favor of the Proposed Merger and to authorize and approve the related Merger Agreement and the transactions contemplated thereby, and (ii) against any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a third party relating to any transaction or series of transactions involving (a) any direct or indirect acquisition, lease or other disposition of assets of NPTI (including any of its vessels or voting securities) equal to, individually or in the aggregate, 15% or more of the fair market value of the consolidated assets of NPTI or to which 15% or more of the consolidated net income or revenues of NPTI for the then most recently completed four quarter period are attributable, (b) any direct or indirect acquisition of 15% or more of the total outstanding equity or voting securities of Navig8 Product Tankers Inc., including by way of tender offer or exchange offer, (c) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving NPTI involving (x) 15% or more of the consolidated assets of NPTI, or assets of NPTI that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of Navig8 Product Tankers Inc. for the then most recently completed four quarter period or (y) 15% or more of the total outstanding equity or voting securities of Navig8 Product Tankers Inc. or (d) a liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of Navig8 Product Tankers Inc. (each such event described in (ii) an “Acquisition Proposal”). Notwithstanding the foregoing, in the event of an Adverse Recommendation Change, the aggregate number of NPTI common shares beneficially owned by the NPTI Holders subject to the Voting Agreement shall be reduced solely for purposes of the foregoing agreement to vote in favor of the Proposed Merger to an amount equal to 30% of the issued and outstanding common shares of Navig8 Product Tankers Inc., with such reduction being applied pro rata to each NPTI Holders’ NPTI common shares (and any remaining common shares no longer subject to the foregoing agreement to vote in favor of the Merger as a result of such reduction may be voted by each NPTI Holder in any manner they determine).

Payment of Excess Value. If (i) the Merger Agreement is terminated by Scorpio Tankers Inc. or Navig8 Product Tankers Inc. due to (a) Navig8 Product Tankers Inc.’s shareholders not approving the Proposed Merger at a meeting of the shareholders of Navig8 Product Tankers Inc., or (b) due to the Proposed Merger not having become effective on or before the End Date and at such time shareholders of Navig8 Product Tankers Inc. had not approved the Proposed Merger at such shareholders meeting, (ii) prior to the taking of a vote to adopt the Merger Agreement at such shareholders meeting or at any adjournment or postponement thereof, an Acquisition Proposal shall have been made and shall not have been withdrawn and (iii) prior to the first anniversary of the date of such termination, Navig8 Product Tankers Inc. enters into a definitive agreement with respect to the Acquisition Proposal or any Acquisition Proposal shall have been consummated (with 50% being substituted for references to 15% in the definition of Acquisition Proposal for the purposes of this paragraph), then each NPTI Holder that did not vote all of its common shares (without reduction) at such shareholders meeting in favor of the Proposed Merger and the authorization and approval of the Merger Agreement and the transactions contemplated thereby (such NPTI Holder and its affiliates that beneficially own NPTI common shares subject to the Voting Agreement, each a “No-Vote Shareholder”) shall pay to Scorpio Tankers Inc. any Excess Value it receives as a result of the transfer of its NPTI common shares, a distribution or dividend by Navig8 Product Tankers Inc., or otherwise, in each case, in such alternative transaction within five business days after receipt thereof. Each such No-Vote Shareholder shall pay the Excess Value in cash, in immediately available funds. However, if any NPTI Holder has (x) violated its obligations under the Voting Agreement, or (y) entered into any agreement or understanding with another NPTI Holder or its affiliates with respect to the voting of NPTI common shares subject to the Voting Agreement (other than an agreement in which all parties thereto agree to vote in favor of the Proposed Merger) or the sharing or division of any consideration or proceeds of an alternative transaction, such NPTI Holder and each of its affiliates that beneficially own NPTI common shares subject to the Voting Agreement shall be deemed a No-Vote Shareholder for purposes of the Voting Agreement.

As used herein, “Excess Value” shall mean with respect to each No-Vote Shareholder, the amount by which the aggregate cash and non-cash consideration or proceeds received by such No-Vote Shareholder as a result of the transfer of its NPTI common shares, a distribution or dividend by Navig8 Product Tankers Inc., or otherwise, in each case, in an alternative transaction (the “Alternative Transaction Value”) exceeds the Transaction Value.

As used herein, “Transaction Value” shall mean, with respect to each No-Vote Shareholder, the sum of (i) the aggregate amount of cash that such NPTI Holder would have received in connection with the redemption of its

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NPTI Preferred Shares if the closing of the Proposed Merger had occurred on the date of termination of the Merger Agreement and (ii) the product of (a) the average of the volume weighted average price per share of the STNG common shares on the NYSE for the five consecutive trading days ending on and including the trading day prior to the date of termination of the Merger Agreement (the “Termination Date”) and (b) the aggregate number of STNG common shares that such NPTI Holder would have received in exchange for its NPTI common shares if the closing of the Proposed Merger occurred on the date of termination of the Merger Agreement.

Prohibition on Transfers. Each NPTI Holder agrees that during the term of the Voting Agreement the NPTI Holder will not transfer any of the shares covered by the Voting Agreement, beneficial ownership thereof or any other interest therein except for a transfer of such shares (which transfer includes all beneficial ownership, voting rights and other interests therein) to (i) another NPTI Holder or (ii) a third party that, prior to the effectiveness of the transfer, executes a joinder to the Voting Agreement.

Short Sales. Each NPTI Holder agrees that, from the date of the Voting Agreement until the earlier of the effective time of the Proposed Merger and the termination of the Merger Agreement, it will not (and it shall cause its subsidiaries and affiliates and its and their officers, directors, managers or general partners not to), without the prior written consent of Scorpio Tankers Inc., engage in any transaction constituting a Short Sale (as defined below) relating to STNG common shares, any security convertible into or exercisable or exchangeable for STNG common shares, or any other securities of Scorpio Tankers Inc. whether now owned or later acquired, by NPTI Holder or its controlled affiliates or with respect to which such NPTI Holder or affiliate has or later acquires the power of disposition. For purposes of this provision, a “Short Sale” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the U.S. Securities Exchange Act of 1934, as amended, whether or not against the box, and any forward sale contracts, options, puts, calls, short sales, “put equivalent positions” (as defined in Rule 16a-1(h) under the U.S. Securities Exchange Act of 1934, as amended) and similar arrangements.

No Solicitation. Each NPTI Holder agrees that it shall not (and it shall cause its subsidiaries and controlled affiliates and its and their respective representatives not to), directly or indirectly, take any action that if taken by Navig8 Product Tankers Inc. would constitute an intentional and material breach under the no solicitation provisions of the Merger Agreement. Each NPTI Holder agrees immediately to cease and cause to be terminated all discussions or negotiations, if any, conducted by such NPTI Holder prior to the date of the Voting Agreement with any third party with respect to any Acquisition Proposal.

Termination. The Voting Agreement will terminate upon and have no further force or effect on the earliest to occur of (i) the time the Proposed Merger becomes effective, and (ii) the date on which the Merger Agreement has been terminated in accordance with its terms. The prohibition on transferring any of the shares covered by the Voting Agreement survives the termination of the Voting Agreement until the later of (a) the date on which it is no longer possible for the provisions above in the section “—Payment of Excess Value” to be applicable, and (b) such NPTI Holder has received its per share merger consideration in accordance with the Merger Agreement.

Fees and Expenses. All costs and expenses (including all fees and disbursements of counsel, accountants, investment bankers, experts and consultants) incurred in connection with the Voting Agreement will be paid by the party incurring such costs and expenses.

Governing Law. The Voting Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the applications of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Proposed Merger.

Stock Purchase and Sale Agreement

Pursuant to the Stock Purchase Agreement, NPTI will deliver and sell 100% of the issued and outstanding capital stock of the four (4) vessel owning entities that each own the four NPTI Acquisition Vessels in exchange for $156.0 million, consisting of $42.2 million in cash (which is expected to remain with Navig8 through closing of the Proposed Merger and will form part of the balance sheet of the combined company subject to the terms and conditions of the Merger Agreement) and $113.8 million in assumed debt (which is inclusive of accrued interest).

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Representations and Warranties and Closing Conditions. Standard ship sale representations and warranties from industry form memorandum of sale agreements are included in the Stock Purchase Agreement. The NPTI Vessel Acquisition is subject to closing conditions, such as lender consent to Scorpio Tankers Inc.’s assumption of all the outstanding indebtedness of the NPTI subsidiaries that is secured by the NPTI Acquisition Vessels, the closing of an equity offering by Scorpio Tankers Inc. and other customary closing conditions.

Termination. The Stock Purchase Agreement may be terminated by either party upon written notice if (i) the closing does not occur by September 20, 2017 unless extended by mutual agreement, or (ii) in the event the other party is in material breach of the Stock Purchase Agreement and has not cured such breach within thirty (30) days following written notice thereof. Each party is entitled to the remedy of specific performance in the event it is ready, willing and able in good faith to proceed with the closing and the other party is able to perform but fails to take all steps necessary to perform and complete the closing. The covenants, representations and warranties of the parties contained in the Stock Purchase Agreement shall survive the closing.

NPTI Employment and Vessel Operation Arrangements

As part of the Proposed Merger, we have entered into agreements with certain entities and persons related to Navig8 Product Tankers Inc. to terminate various arrangements relating to the employment of certain members of NPTI senior management, the operation of NPTI Vessels and certain pooling arrangements in exchange for aggregate cash payments of $19.5 million and the issuance of 1.5 million shares (which includes termination payments to be paid under the employment arrangements of certain members of NPTI senior management).

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THE PROPOSED COMBINED COMPANY

In this section, references to “we”, “us” and “our” and to the “Combined Company” are references to the combined company resulting from the Proposed Merger and the NPTI Vessel Acquisition. All statistics and other financial information in this section are presented on a pro forma basis, giving effect to the Proposed Merger.

Overview

We provide seaborne transportation of refined petroleum products worldwide. Following the Proposed Merger, our fleet is expected to consist of 105 owned or finance leased tankers, with a weighted average age of approximately 1.9 years and aggregate carrying capacity of 7.7 million dwt, and 19 time or bareboat chartered-in tankers which we operate. In addition, we have contracts for the construction of six newbuilding MR tankers with expected deliveries throughout the remainder of 2017 and the first quarter of 2018. We refer to the Combined Company’s vessels collectively as the “Combined Fleet.”

The Combined Fleet

The following table summarizes key information about the Combined Fleet as of May 23, 2017, including the expected employment of the NPTI Vessels as soon as commercially practicable following the consummation of the Proposed Merger and NPTI Vessel Acquisition:

Owned and Finance Leased Vessels

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (5)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (5)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Sapphire	2013	49,990	—	SMRP (2)(9)	MR
21	STI Emerald	2013	49,990	—	SMRP (2)(9)	MR

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22	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
23	STI Ville	2013	49,990	—	SMRP (2)	MR
24	STI Duchessa	2014	49,990	—	SMRP (2)	MR
25	STI Opera	2014	49,990	—	SMRP (2)	MR
26	STI Texas City	2014	49,990	—	SMRP (2)	MR
27	STI Meraux	2014	49,990	—	SMRP (2)	MR
28	STI San Antonio	2014	49,990	—	SMRP (2)	MR
29	STI Venere	2014	49,990	—	SMRP (2)	MR
30	STI Virtus	2014	49,990	—	SMRP (2)	MR
31	STI Aqua	2014	49,990	—	SMRP (2)	MR
32	STI Dama	2014	49,990	—	SMRP (2)	MR
33	STI Benicia	2014	49,990	—	SMRP (2)	MR
34	STI Regina	2014	49,990	—	SMRP (2)	MR
35	STI St. Charles	2014	49,990	—	SMRP (2)	MR
36	STI Mayfair	2014	49,990	—	SMRP (2)	MR
37	STI Yorkville	2014	49,990	—	SMRP (2)	MR
38	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
39	STI Battery	2014	49,990	—	SMRP (2)	MR
40	STI Soho	2014	49,990	—	SMRP (2)	MR
41	STI Memphis	2014	49,995	—	SMRP (2)	MR
42	STI Tribeca	2015	49,990	—	SMRP (2)	MR
43	STI Gramercy	2015	49,990	—	SMRP (2)	MR
44	STI Bronx	2015	49,990	—	SMRP (2)	MR
45	STI Pontiac	2015	49,990	—	SMRP (2)	MR
46	STI Manhattan	2015	49,990	—	SMRP (2)	MR
47	STI Queens	2015	49,990	—	SMRP (2)	MR
48	STI Osceola	2015	49,990	—	SMRP (2)	MR
49	STI Notting Hill	2015	49,687	1B	Time Charter (6)	MR
50	STI Seneca	2015	49,990	—	SMRP (2)	MR
51	STI Westminster	2015	49,687	1B	Time Charter (6)	MR
52	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
53	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
54	STI Galata	2017	49,990	—	Spot (7)	MR
55	STI Bosphorus	2017	49,990	—	Spot (7)	MR
56	Navig8 Exceed	2016	74,000	—	SPTP (3)	LR1
57	Navig8 Excel	2016	74,000	—	SPTP (3)	LR1
58	Navig8 Excellence	2016	74,000	—	SPTP (3)	LR1
59	Navig8 Excelsior	2016	74,000	—	SPTP (3)	LR1
60	Navig8 Executive	2016	74,000	—	SPTP (3)	LR1
61	Navig8 Expedite	2016	74,000	—	SPTP (3)	LR1
62	Navig8 Experience	2016	74,000	—	SPTP (3)	LR1
63	Navig8 Express	2016	74,000	—	SPTP (3)	LR1
64	Navig8 Precision	2016	74,000	—	SPTP (3)	LR1

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65	Navig8 Prestige	2016	74,000	—	SPTP (3)	LR1
66	Navig8 Pride	2016	74,000	—	SPTP (3)	LR1
67	Navig8 Providence	2016	74,000	—	SPTP (3)	LR1
68	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
69	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
70	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
71	STI Madison	2014	109,999	—	SLR2P (4)	LR2
72	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
73	STI Park	2014	109,999	—	SLR2P (4)	LR2
74	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
75	Navig8 Solidarity	2015	109,999	—	SLR2P (4)	LR2
76	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
77	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
78	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
79	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
80	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
81	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
82	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
83	STI Rose	2015	109,999	—	Time Charter (8)	LR2
84	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
85	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
86	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
87	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
88	Navig8 Sanctity	2016	109,999	—	SLR2P (4)	LR2
89	Navig8 Solace	2016	109,999	—	SLR2P (4)	LR2
90	Navig8 Stability	2016	109,999	—	SLR2P (4)	LR2
91	Navig8 Steadfast	2016	109,999	—	SLR2P (4)	LR2
92	Navig8 Supreme	2016	109,999	—	SLR2P (4)	LR2
93	Navig8 Symphony	2016	109,999	—	SLR2P (4)	LR2
94	STI Grace	2016	109,999	—	SLR2P (4)	LR2
95	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
96	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
97	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
98	Navig8 Gallantry	2016	113,000	—	SLR2P (4)	LR2
99	Navig8 Goal	2016	113,000	—	SLR2P (4)	LR2
100	Navig8 Grace	2016	113,000	—	SLR2P (4)	LR2
101	Navig8 Guard	2016	113,000	—	SLR2P (4)	LR2
102	Navig8 Guide	2016	113,000	—	SLR2P (4)	LR2
103	Navig8 Gauntlet	2017	113,000	—	SLR2P (4)	LR2
104	Navig8 Gladiator	2017	113,000	—	SLR2P (4)	LR2
105	Navig8 Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned DWT		7,683,235

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	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (10)
	Bareboat / time chartered-in vessels
106	Kraslava	2007	37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18 (11)
107	Krisjanis Valdemars	2007	37,266	1B	SHTP (1)	Handymax	Time charter	$11,250	13-Mar-18 (12)
108	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19 (13)
109	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19 (13)
110	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19 (13)
111	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
112	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
113	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
114	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19 (14)
115	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25 (15)
116	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25 (15)
117	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25 (15)
118	Vukovar	2015	49,990	—	SMRP (2)	MR	Time charter	$17,034	01-May-18
119	Zefyros	2013	49,999	—	SMRP (2)	MR	Time charter	$15,800	08-Jul-17 (16)
120	Gan-Trust	2013	51,561	—	SMRP (2)	MR	Time charter	$13,050	06-Jan-18 (17)
121	CPO New Zealand	2011	51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18 (18)
122	CPO Australia	2011	51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18 (18)
123	Ance	2006	52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-17 (19)
124	Densa Alligator	2013	105,708	—	SLR2P (3)	LR2	Time charter	$14,360	17-Aug-17 (20)

	Total bareboat or time chartered-in DWT		902,783

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Vessel type
125	Hull 2603 - TBN STI Leblon	HMD (21)	52,000	MR
126	Hull 2604 - TBN STI La Boca	HMD (21)	52,000	MR
127	Hull 2605 - TBN STI San Telmo	HMD (21)	52,000	MR
128	Hull 2606 - TBN STI Donald C Trauscht	HMD (21)	52,000	MR
129	Hull 2607 - TBN STI Esles II	HMD (21)	52,000	MR
130	Hull 2608 - TBN STI Jardins	HMD (21)	52,000	MR

	Total newbuilding product tankers DWT		312,000

	Total Fleet DWT		8,898,018

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, (“SHTP”). SHTP is operated by Scorpio Commercial Management (“SCM”). SHTP and SCM are related parties to the Company.

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(2)	This vessel operates in or is expected to operate in the Scorpio MR Pool, (“SMRP”). SMRP is operated by SCM. SMRP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (“SPTP”). SPTP is operated by SCM. SPTP is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, (“SLR2P”). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(7)	This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party. This agreement is expected to expire in June 2017, following which this vessel is expected to enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.
(8)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(9)	We have entered into an agreement to sell this vessel, which is expected to close in June 2017.
(10)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(11)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective May 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(12)	In February 2017, we entered into a new time charter-in agreement for one year at $11,250 per day effective March 2017. We have an option to extend the charter for an additional year at $13,250 per day.
(13)	In December 2016, we entered into an agreement to bareboat-in this vessel, which was previously time chartered-in by the Company for $15,600 per day. The time charter-in contract was cancelled in January 2017 and replaced by the new bareboat contract at a rate of $7,500 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(14)	In December 2016, we entered into an agreement to bareboat-in this vessel at a rate of $6,000 per day. The agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(15)	In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The selling price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.
(16)	We have an option to extend the charter for an additional year at $17,000 per day.
(17)	We have an option to extend the charter for an additional year at $15,000 per day.
(18)	We have an option to extend the charter for an additional year at $16,000 per day.
(19)	We have an option to extend the charter for an additional year at $15,000 per day.
(20)	We have an option to extend the charter for an additional six months at $15,385 per day.
(21)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). Five vessels are expected to be delivered throughout the remainder of 2017 and one vessel is expected to be delivered in the first quarter of 2018.

Chartering Strategy of the Combined Company

Generally, we operate our vessels in commercial pools, on time charters or in the spot market. It is our intention to employ, as soon as commercially practicable after the closing of each of the NPTI Vessel Acquisition and the Proposed Merger, all of the NPTI Acquisition Vessels and NPTI Merger Vessels (as applicable) in spot market-oriented tanker pools which are managed by members of the Scorpio group of companies, or the Scorpio Group. We refer to such pools collectively as the Scorpio Group Pools.

In connection with the Proposed Merger, NPTI has entered into a termination agreements whereby (i) that certain corporate administration agreement dated September 3, 2013 made by and between NPTI and Navig8 Asia Pte Ltd (“Navig8 Asia”), the administrative manager of NPTI that is controlled by members of senior management of NPTI, shall be terminated in exchange for a cash payment to Navig8 Asia of Three Million Nine Hundred Forty Thousand United States Dollars ($3,940,000) and (ii) that certain pool management revenue share rights agreement dated March 12, 2015 (the “Revenue Rights Agreement”) made by and among NPTI, Navig8 Asia and Navig8 Limited, a company controlled by NPTI’s senior management shall be terminated by (a) on the closing of the

19

Proposed Merger with Navig8 Limited redelivering 336,963 shares of the NPTI common stock to Navig8 Product Tankers Inc. in exchange for the cancellation of the Pool Management Revenue Share Rights (as defined in the Revenue Rights Agreement) and (b) on the date each NPTI Vessel is withdrawn from the relevant Pool (as defined in the Revenue Rights Agreement), NPTI shall make the required withdrawal payments.

In connection with the Proposed Merger, each of NPTI’s vessel owning subsidiaries (each a “Participant”) shall enter into a termination agreement whereby each of the pool participation agreements (the “Pool Agreements”) with either V8 Pool Inc. or Navig8 Pool Inc. (collectively, the “Pool Companies”), which are operated by senior management of NPTI, as the case may be, shall be terminated by (i) a cash payment on the closing date of the merger of $5.25 million and (ii) the delivery of 1.5 million STNG common shares, which such shares shall be ratably delivered to Navig8 Limited (or its nominees) on the date each Vessel is withdrawn from its NPTI Pool. In addition, each Participant shall have to purchase the bunkers remaining on board the vessel at the time of redelivery from the Pool and the Pool Companies shall have to return to each Participant the working capital that each Participant was required to make available to the Pool Companies as required by the Pool Agreements.

Management of the Combined Fleet

Our vessels are commercially managed by Scorpio Commercial Management S.A.M., (“SCM”), and technically managed by Scorpio Ship Management S.A.M., (“SSM”), each a related party of us and a member of the Scorpio Group, pursuant to an Amended and Restated Master Agreement. We expect that the NPTI Acquisition Vessels and NPTI Merger Vessels (as soon as commercially practicable after the closing of each of the NPTI Vessel Acquisition and the Proposed Merger (as applicable)), will also be managed under the Amended and Restated Master Agreement or on substantially similar terms.

Administrative Services

The Combined Company will receive administrative services from SSH, including administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services, in accordance with the terms of the Amended Administrative Services Agreement, as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016.

Board of Directors and Executive Management

After the Proposed Merger, the Scorpio Tankers Board and members of executive management of Scorpio Tankers Inc. are expected to continue to serve in such positions of the Combined Company. In addition, with effect from the consummation of the Proposed Merger, one additional independent director will be appointed to the Scorpio Tankers Board that will be selected by the Scorpio Tankers Board.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: May 23, 2017	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER,

dated as of May 23, 2017,

among

Scorpio Tankers Inc.,

STI Merger Subsidiary Company Limited,

and

Navig8 Product Tankers Inc.

-i-

(continued)

-ii-

(continued)

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of May 23, 2017 (this “Agreement”), among Scorpio Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Parent”), STI Merger Subsidiary Company Limited, a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Navig8 Product Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”).

RECITALS

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the parties wish to merge the Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent;

WHEREAS, a transaction committee (the “Transaction Committee”) established by the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended to the Company Board that this Agreement and the transactions contemplated hereby and thereby be approved by the Company Board and submitted to the Company Stockholders Meeting for approval;

WHEREAS, the Company Board, upon the recommendation of the Transaction Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) recommended that this Agreement and the transactions contemplated hereby be submitted to the Company Stockholders Meeting for approval;

WHEREAS, each of the board of directors of Parent (the “Parent Board”) (on its own behalf and as the sole stockholder of Merger Sub) and the board of directors of Merger Sub has approved the Merger;

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions thereto;

NOW, THEREFORE, in consideration of the foregoing and the representations and warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

SECTION 1.1.    Certain Definitions.

(a)    When used in this Agreement, the following terms will have the meanings assigned to them in this Section 1.1(a):

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest or any public announcement of intention to enter into any agreement or of (or intention to make) any offer, proposal, inquiry or indication of interest by a Third Party relating to any transaction or series of related transactions involving (i) any direct or indirect acquisition, lease or other disposition of assets of the Company or its Subsidiaries (including any Company Vessels or voting securities of the Company’s Subsidiaries) equal to, individually or in the aggregate, 15% or more of the fair market value of the consolidated assets of the Company and its Subsidiaries or to which 15% or more of the consolidated net income or revenues of the Company and its Subsidiaries for the then most recently completed four quarter period are attributable, (ii) any direct or indirect acquisition of 15% or more of the total outstanding equity or voting securities of the Company, including by way of tender offer or exchange offer, (iii) a merger, consolidation, spin-off, share exchange (including a split-off), business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, extraordinary dividend, dissolution or other similar transaction involving the Company or any of its Subsidiaries involving (A) 15% or more of the consolidated assets of the Company and its Subsidiaries, or assets of the Company and/or any of its Subsidiaries that represented, individually or in the aggregate, 15% or more of the consolidated net income or revenues of the Company for the then most recently completed four quarter period or (B) 15% or more of the total outstanding equity or voting securities of the Company or (iv) a liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company.

“Action” means any litigation, claim, action, suit, hearing, proceeding, arbitration, audit, inspection or other investigation (whether civil, criminal, administrative, labor or investigative) by or before a Governmental Authority or arbitrator(s).

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, such Person. For purposes of this definition and as used otherwise in this Agreement, “Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, as trustee or executor, by Contract or otherwise; provided, that the portfolio companies of any Person shall not be deemed Affiliates of such Person. For the avoidance of doubt, the Company’s Subsidiaries are Affiliates of the Company.

“Aggregate Merger Consideration” means 55,000,000 shares of Parent Common Stock, as may be adjusted pursuant to Section 3.1(d).

“Benefit Plan” means, with respect to any Person, any employee benefit plan, including any (i) deferred compensation or retirement plan or arrangement, (ii) defined contribution retirement plan or arrangement, (iii) defined benefit retirement plan or arrangement, (iv) employee welfare benefit plan or material fringe benefit plan or program, or (v) stock purchase, stock option, severance pay, employment, change-in-control, retention, vacation pay, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, employee loan or other employee benefit plan, practice, contract, program, policy or other arrangement, whether written or oral, formal or informal, whether or not subject to ERISA, under which any present or former employee, director, officer, consultant or independent contractor of the Person or any of its Subsidiaries has any present or future right to compensation, payments or benefits and that is sponsored or maintained or contributed to by the Person or any of its Subsidiaries.

“Book-Entry Share” means a share of Company Common Stock outstanding immediately prior to the Effective Time represented by book-entry.

“Business Day” means (except as otherwise expressly set forth herein) a day other than Saturday, Sunday or other day on which commercial banks located in New York, New York are authorized or required by applicable Law to close.

“Certificate” means each certificate which, immediately prior to the Effective Time, represented outstanding shares of Company Common Stock.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2016, and the footnotes thereto, audited by the Company’s auditors Pricewaterhouse Coopers AS.

“Company Balance Sheet Date” means December 31, 2016.

“Company Common Shareholders” means those Persons holding outstanding shares of Company Common Stock immediately prior to the Effective Time.

“Company Common Stock” means common shares of the Company, $0.01 par value per share.

“Company Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business, assets (including Company Vessels) and liabilities (taken as a whole) or results of operations of the Company and its Subsidiaries, taken as a whole;

provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: (A) changes or proposed changes in applicable Law, GAAP or IFRS or authoritative interpretations thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of this Agreement or the announcement or consummation of the Transactions (provided, that the exception in this clause (E) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.17(g), or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Company Material Adverse Effect for purposes of Section 9.3(a)(iv)), (F) any failure by the Company and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (F) shall not prevent a party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect), (G) the taking of any action required or permitted by, or the failure to take any action prohibited by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 4.3 or Section 4.17(g), or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Company Material Adverse Effect for purposes of Section 9.3(a)(iv)), (H) any public disclosure by Parent regarding its plans with respect to the conduct of the Company’s business following Closing, or (I) the Specified Approvals having not been obtained at Closing; provided, that the effect of any matter referred to in clauses (A), (B), (C), or (D) shall only be excluded to the extent that such matter does not disproportionately affect the Company and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which the Company and its Subsidiaries operate, or (ii) has or would reasonably be expected to materially impair the ability of the Company to perform its obligations under this Agreement or materially delay the consummation of the Transactions.

“Company Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Company Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) other Liens incidental to the conduct of the business of the Company and its Subsidiaries or the ownership of the Company’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) restrictions on transfer of securities under applicable securities Laws, or (vi) Liens listed on Section 1.1(a) of the Company Disclosure Letter.

“Company Preferred Shareholders” means those Persons holding outstanding shares of Company Series A Preferred Stock immediately prior to the Effective Time.

“Company Preferred Stock” means preferred stock of the Company, $0.01 par value per share.

“Company RSU” means a restricted stock unit representing the right to earn one (1) share of Company Common Stock.

“Company Series A Preferred Stock” means a series of Company Preferred Stock designated by the Company Board as Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share.

“Company Shareholders Agreement” means the shareholders agreement dated as of July 11, 2014 by and among the Company and certain Shareholders of the Company.

“Company Stock Option” means an option to purchase shares of Company Common Stock.

“Company Vessels” means Company Owned Vessels and Company Leased Vessels.

“Contract” means any contract, agreement, note, bond, indenture, mortgage, guarantee, option, derivative, lease, license, sales or purchase order, warranty, commitment or other instrument, obligation or binding arrangement or understanding of any kind, whether written or oral.

“Control” has the meaning specified in the definition of Affiliate.

“Environmental Laws” means applicable Laws, any agreement with any Governmental Authority and Maritime Guidelines, in each case, relating to human health and safety, the environment or to pollutants, natural resources, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials (including the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601 et seq., the Oil Pollution Act of 1990, the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., and any state and local or foreign counterparts or equivalents).

“Exchange Agent” means Computershare Shareowner Services LLC or such other exchange and paying agent as shall be reasonably acceptable to Parent and the Company.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any entity or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to United States federal, state or local government or other non-United States (including the Republic of the Marshall Islands), international, multinational, supranational (including the European Union or the European Central Bank) or other government or body, including any department, commission, board, agency, instrumentality, political subdivision, bureau, official or other regulatory, administrative or judicial authority thereof and any self-regulatory organization, including the NYSE and NOTC.

“Governmental Authorizations” means, with respect to any Person, all licenses, permits (including construction permits), certificates, waivers, consents, franchises, accreditations, exemptions, variances, easements, expirations and terminations of any waiting period requirements and other authorizations and approvals issued to such Person by or obtained by such Person from any Governmental Authority.

“IFRS” means the international financial reporting standards adopted by the International Accounting Standards Board from time to time, consistently applied.

“Indebtedness” means, with respect to any Person as of any date of determination, without duplication, any (i) obligation of such Person with respect to any indebtedness for borrowed money as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (ii) obligation of such Person with respect to any indebtedness evidenced by any bond, debenture, note, mortgage, indenture or other debt instrument or debt security as of such date (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iii) obligation of such Person with respect to any sale/leaseback or similar arrangement in respect of a vessel (including all obligations for principal, accrued interest, and any premiums, penalties, fees, expenses and breakage costs that are payable by such Person as of such date), (iv) commitments of such Person as of such date for which it assures a financial institution against loss (including all reimbursement obligations and contingent reimbursement obligations with respect to banker’s acceptances or letters of credit), (v) liability of such Person as of such date with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (vi) responsibility or liability of such Person as of such date directly or indirectly as obligor, guarantor, surety or otherwise of any of the foregoing, and (vii) obligations of the type referred to in clauses (i) through (vi) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intervening Event” means a material fact, event, change, development, or set of circumstances (other than an Acquisition Proposal) affecting the business, assets or operations of the Company and occurring or arising after the date of this Agreement that was not known or reasonably foreseeable by the Transaction Committee or the Company Board as of or prior to the date of this Agreement; provided that no fact, event, change, development or set of circumstances shall constitute an Intervening Event if such fact, event, change, development or set of circumstances (a) affects the product tanker shipping industry generally, or (b) resulted from or arose out of the announcement or consummation of the Transactions or the compliance by the Company with its covenants and agreements hereunder.

“Knowledge of Parent” or any similar phrase means the actual knowledge of the following persons: Emanuele Lauro, Robert Bugbee, Cameron Mackey, Brian Lee and Luca Forgione.

“Knowledge of the Company” or any similar phrase means the actual knowledge of the following persons: Gary Brocklesby, Nicolas Busch, Paul Stevens, Jason Klopfer, Geir Frode Abelsen and Daniel Chu.

“Law” means any foreign, supranational, federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, hypothecation, charge, security interest, infringement, interference, right of first refusal, right of first offer, preemptive right, option or other adverse claim or encumbrance of any kind in respect of such property or asset.

“Maritime Guidelines” means any United States, international or non-United States (including the Marshall Islands) rule, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel, as applicable, is subject and required to comply with, imposed, published or promulgated by any relevant Governmental Authority, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s, as applicable, classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.

“material” means, (a) solely with respect to determining whether the second, third and fourth sentences of Section 4.4(c), Section 4.4(d), Section 4.4(e), Section 4.5(a), Section 4.5(c) (excluding the last sentence thereof), Section 4.5(d), Section 4.6, Section 4.14, Section 4.19 and Section 4.25 of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) are true and correct in all material respects for purposes of Section 9.3(a)(iii), material to the Company and its Subsidiaries, taken as a whole, and (b) solely with respect to determining whether the second and third sentences of Section 5.4(b), Section 5.4(c), Section 5.4(d), Section 5.5(a), Section 5.5(c) (excluding the last sentence thereof), Section 5.5(d), Section 5.12, Section 5.13 and Section 5.18 of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) are true and correct in all material respects for purposes of Section 9.2(a)(iii), material to Parent and Merger Sub, taken as a whole.

“Material Contracts” means each Contract set forth on, or required to be set forth on, Section 4.15(a) of the Company Disclosure Letter.

“Newbuildings” means vessels contracted to be constructed, under construction or newly constructed for, but not yet delivered to, (i) the Company or any of its Subsidiaries or (ii) Parent or any of its Subsidiaries, as applicable.

“NOTC” means the Norwegian Over the Counter Market.

“NYSE” means the New York Stock Exchange.

“Option Merger Consideration” means, with respect to each Company Stock Option issued and outstanding immediately prior to the Effective Time, an amount of shares of Parent Common Stock equal to (i) the product of (A) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time, and (B) the excess, if any, of the Transaction Value per Share over the exercise price applicable to such shares of Company Common Stock subject to such Company Stock Option, divided by (ii) the Parent VWAP. If the exercise price applicable to shares of Company Common Stock subject to a Company Stock Option is equal to or greater than the Transaction Value per Share, no Option Merger Consideration shall be payable hereunder.

“Order” means any injunction, judgment, decree, order, ruling, writ, assessment, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Parent Balance Sheet” means the audited consolidated balance sheet of Parent as of December 31, 2016, and the footnotes thereto, set forth in Parent’s annual report filed on Form 20-F for the fiscal year ended December 31, 2016.

“Parent Balance Sheet Date” means December 31, 2016.

“Parent Common Stock” means the common stock of Parent, $0.01 par value per share.

“Parent Disclosure Documents” means any form, report, schedule, statement or other document required to be filed or provided with or to the SEC, NYSE, NOTC or other Governmental Authority by Parent or distributed or otherwise disseminated by Parent to the Parent’s stockholders, the Company’s stockholders or the holders of any outstanding Company Stock Options or Company RSUs in connection with the Transactions (including with respect to a Public Offering), including the Registration Statement and Proxy Statement.

“Parent Disclosure Letter” means the Disclosure Letter dated the date hereof regarding this Agreement that has been provided by Parent and Merger Sub to the Company.

“Parent Equity Incentive Plan” means Parent’s 2010 Equity Incentive Plan, 2013 Equity Incentive Plan and any other outstanding equity incentive plan maintained by Parent or any of its Subsidiaries.

“Parent Material Adverse Effect” means any change, effect, event, occurrence, or development that, individually or in the aggregate with all such other changes, events, occurrences or developments, (i) has or would reasonably be expected to have a material adverse effect on the financial condition, business assets (including Parent Vessels) and liabilities (taken as a whole) or results of operations of Parent and Parent’s Subsidiaries, taken as a whole; provided, that none of the changes, effects, events, occurrences or developments to the extent attributable to the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: (A) changes or proposed changes in applicable Law, GAAP or IFRS or authoritative interpretation thereof, in each case, after the date hereof, (B) changes in the global financial or securities markets or general global economic or political conditions, (C) changes or conditions generally affecting the industry in which Parent and its Subsidiaries operate, (D) acts of war, sabotage, terrorism, or any escalation or worsening of the foregoing, or natural disasters, (E) the execution or performance of this Agreement or the announcement or consummation of the Transactions (provided, that the exception in this clause (E) shall not apply to any representation or warranty contained in Section 5.3, or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Parent Material Adverse Effect for purposes of Section 9.2(a)(iii)), (F) any failure by Parent and its Subsidiaries to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (it being understood that this clause (F) shall not prevent a party from asserting that any effect, change, condition, fact, development, occurrence or event that may have contributed to such failure and that is not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been a Parent Material Adverse Effect), (G) the Specified Approvals having not been obtained at Closing, or (H) the taking of any action required or permitted by, or the failure to take any specific action prohibited by this Agreement (provided, that the exception in this clause (G) shall not apply to any representation or warranty contained in Section 5.3, or to the determination of whether any inaccuracy in such representations or warranties constitutes, individually or in the aggregate, a Parent Material Adverse Effect for purposes of Section 9.2(a)(iii)); provided, that the effect of any matter referred to in clauses (A), (B), (C) or (D) shall only be excluded to the extent that such matter does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other entities operating in the industry in which Parent and its Subsidiaries operate, or (ii) has or would reasonably be expected to materially impair the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or materially delay the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Permitted Liens” means (i) Liens disclosed on the Parent Balance Sheet, (ii) Liens for Taxes that are not yet due and payable or that are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Parent Balance Sheet), (iii) statutory Liens of landlords and workers’, carriers’ and mechanics’ or other like Liens incurred in the ordinary course of business consistent with past practices for amounts that are not yet due and payable or that are being contested in good faith, (iv) other Liens incidental to the conduct of the business of Parent and its Subsidiaries or the ownership of Parent’s or its Subsidiaries’ property and assets and arising by operation of law which secure obligations not yet due and payable or not more than thirty (30) days overdue, (v) restrictions on transfer of securities under applicable securities Laws, or (vi) Liens listed on Section 1.1(b) of the Parent Disclosure Letter.

“Parent Preferred Stock” means the preferred stock of Parent, $0.01 par value per share.

“Parent Restricted Stock” means restricted stock granted under the Parent Equity Incentive Plan.

“Parent Stock Option” means an option to purchase shares of Parent Common Stock granted under the Parent Equity Incentive Plan.

“Parent Vessels” the Parent Owned Vessels and the Parent Leased Vessels.

“Parent VWAP” means the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported on Bloomberg or, if not reported thereby, another alternative source as reasonably agreed by Parent and the Company) for the five (5) consecutive trading days ending on and including the trading day prior to the Closing Date.

“Per Share Merger Consideration” means a number of shares of Parent Common Stock equal to (i) the Aggregate Merger Consideration minus the aggregate Option Merger Consideration (if any), divided by (ii) the aggregate number of shares of Company Common Stock, without duplication, issued and outstanding immediately prior to the Effective Time or subject to Company RSUs issued and outstanding immediately prior to the Effective Time (excluding the Specified Company Shares).

“Per Share Redemption Consideration” means an amount of cash equal to the price per share payable in order to redeem an issued and outstanding share of Company Series A Preferred Stock on the Closing Date in accordance with the terms set forth in the Statement of Designation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 23, 2016.

“Person” means an individual, corporation, partnership, limited liability company, a trust, an unincorporated association, or other entity or organization, including a Governmental Authority.

“Representatives” means, with respect to any Person, the respective directors, officers, employees, counsel, accountants, agents, advisors, investment bankers and other representatives of, or Persons retained by, such Person.

“SEC” means the United States Securities and Exchange Commission.

“Specified Approvals” means the consents and waivers set forth on Section 1.1(c) of the Company Disclosure Letter.

“Specified Company Shares” means any shares of Company Common Stock to be cancelled in accordance with Section 3.1(b).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other Subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of a non-corporate Person.

“Tax Returns” means any return, declaration, report, claim for refund, election, disclosure, estimate or information return or statement required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means all federal, state, local and foreign income, profits, tonnage, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), including all estimated taxes, deficiency assessments, additions to tax, penalties and interest, whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Transactions” means the transactions contemplated hereby, including the Merger.

“Transaction Value per Share” means the product of (i) the Parent VWAP, and (ii) an amount equal to (A) the Aggregate Merger Consideration divided by (B) the aggregate number of shares of Company Common Stock, without duplication, issued and outstanding immediately prior to the Effective Time or subject to Company RSUs issued and outstanding immediately prior to the Effective Time (excluding the Specified Company Shares).

“Vessel Purchase and Sale” means the sale by Navig8 Product Tankers (E-Ships) Inc. of four (4) Company Subsidiaries that own the Company Vessels named Navig8 Excel, Navig8 Excelsior, Navig8 Expedite and Navig8 Exceed to Parent in cash, in each case pursuant to a stock purchase and sale agreement entered into as of the date hereof between Parent and Navig8 Product Tankers (E-Ships) Inc.

(b)    For purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires; (ii) where a word or phrase is defined herein, each of its other grammatical forms will have a corresponding meaning; (iii) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iv) when a reference is made in this Agreement to an Article, Section, paragraph, Exhibit or Schedule without reference to a document, such reference is to an Article, Section, paragraph, Exhibit or Schedule to this Agreement; (v) a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears, and this rule will also apply to paragraphs and other subdivisions; (vi) the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified; (vii) a reference to any party to this Agreement or any other agreement or document will include such party’s predecessors, successors and permitted assigns; (viii) a reference to any Law means such Law as amended, modified, codified, replaced or reenacted, and all rules and regulations promulgated thereunder; (ix) a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof, except that with respect to any Contract listed in the Company Disclosure Letter or the Parent Disclosure Letter, all such amendments, supplements or modifications must also be listed in the applicable Disclosure Letter; (x) all accounting terms used and not defined herein have the respective meanings given to them under IFRS, with respect to Parent, and GAAP, with respect to the Company; and (xi) any references in this Agreement to “dollars” or “$” shall be to U.S. dollars.

(c)    Additional Terms. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Additional Director	Section 2.1(g)
Adjournment Period	Section 8.1(e)
Adverse Recommendation Change	Section 6.4(a)
Agreement	Preamble
Articles of Merger	Section 2.1(c)
Closing	Section 2.1(b)
Closing Date	Section 2.1(b)
Company	Preamble
Company Acquisition Agreement	Section 6.4(a)
Company Board	Recitals
Company Board Recommendation	Section 4.2(b)
Company Charter Documents	Section 4.1
Company Disclosure Information	Section 4.8
Company Group Charter Documents	Section 4.5(b)
Company Interested Party Transaction	Section 4.24
Company Leased Vessels	Section 4.14(a)
Company Owned Vessels	Section 4.14(a)
Company Securities	Section 4.4(c)
Company Stockholders Approval	Section 4.2(a)
Company Stockholders Meeting	Section 8.1(e)
Company Subsidiary Securities	Section 4.5(c)
Confidentiality Agreement	Section 6.3
D&O Insurance	Section 7.2(c)
Dissenting Shares	Section 3.6
Effective Time	Section 2.1(c)
End Date	Section 10.1(b)(i)
Equitable Exceptions	Section 4.2(a)
ERISA	Section 4.17(e)
Exchange Fund	Section 3.3(a)
Indemnified Person	Section 7.2(a)
Letter of Transmittal	Section 3.3(b)(i)
Material Company Breach	Section 10.1(f)
Material Parent Breach	Section 10.1(e)
Merger	Recitals
Merger Sub	Preamble
MIBCA	Section 2.1(a)
Notice Period	Section 6.4(b)(ii)
OFAC	Section 4.25
Parent	Preamble

Parent Board	Recitals
Parent Charter Documents	Section 5.1
Parent Disclosure Information	Section 5.8
Parent Interested Party Transaction	Section 5.17
Parent Leased Vessels	Section 5.12(a)
Parent Owned Vessels	Section 5.12(a)
Parent SEC Documents	Section 5.6(a)
Parent Securities	Section 5.4(b)
Parent Subsidiary Securities	Section 5.5(c)
Policies	Section 4.20
Premium Cap	Section 7.2(c)
Pricing Period	Section 10.1(d)
Proxy Statement	Section 8.1(a)
Public Offering	Section 7.4
Registration Statement	Section 8.1(a)
Subsidiary Charter Documents	Section 4.5(b)
Superior Proposal	Section 6.4(d)
Surviving Corporation	Section 2.1(a)
Tail Fee	Section 11.4(b)(ii)
Takeover Statute	Section 4.23
Terminated Contracts	Section 6.10
Termination Fee	Section 11.4(b)(i)
Transaction Committee	Recitals
Transaction Committee Recommendation	Section 4.2(b)
Transfer Taxes	Section 8.8

ARTICLE II

THE MERGER

SECTION 2.1.    The Merger.

(a)    The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement and in accordance with the Marshall Islands Business Corporations Act (the “MIBCA”), Merger Sub shall be merged with and into the Company. Following the Merger, the separate existence of Merger Sub will cease and the Company will continue its corporate existence under the MIBCA as the surviving corporation in the Merger (the “Surviving Corporation”).

(b)    Closing. Subject to the provisions of Article IX, the closing of the Merger (the “Closing”) shall take place: (i) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as soon as possible, but in any event no later than the date that is five (5) Business Days after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date”.

(c)    Effective Time. At the Closing, the Company and Merger Sub shall cause to be filed articles of merger (the “Articles of Merger”) with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands and make all other filings or recordings required by the MIBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands (or at such later time as may be mutually agreed upon by Parent, Merger Sub and the Company and specified in the Articles of Merger in accordance with the MIBCA) (the time the Merger becomes effective, the “Effective Time”).

(d)    Effects of the Merger. The Merger will have the effects set forth in this Agreement and in the MIBCA. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the properties, rights, privileges, immunities, powers and purposes of the Company and Merger Sub shall vest in the Surviving Corporation and all liabilities, obligations and penalties of the Company and Merger Sub shall become the debts, obligations, liabilities, restrictions and duties of the Surviving Corporation.

(e)    Articles of Incorporation and Bylaws. At the Effective Time, by virtue of the Merger, (i) the articles of incorporation of the Company, as in effect immediately prior to the Effective Time, but as amended as set forth on Exhibit A hereto, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with such articles of incorporation and applicable Law, and (ii) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, except the references to Merger Sub’s name shall be replaced by references to “Scorpio,” until thereafter amended in accordance with the articles of incorporation and applicable Law.

(f)    Directors and Officers of Surviving Corporation. The directors and officers of Merger Sub at the Effective Time shall be the initial directors and officers, respectively, of the Surviving Corporation and shall hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(g)    Parent Board. Prior to the Closing, Parent shall take such actions as are necessary to appoint an additional independent director to the Parent Board reasonably acceptable to the Company Board (such acceptance not to be unreasonably withheld, conditioned or delayed, and such additional director, the “Additional Director”), which appointment shall be effective at the Closing.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT ENTITIES

SECTION 3.1.    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub, any Company Common Shareholder, Company Preferred Shareholder or the holder of any shares of common stock of Merger Sub:

(a)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares cancelled pursuant to Section 3.1(b) and any Dissenting Shares) shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any Company Common Shareholder, be converted into the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Merger Sub, Parent, the Company or any Company Preferred Shareholder, be converted into the right to receive the Per Share Redemption Consideration, less any applicable withholding Taxes. As of the Effective Time, all such shares of Company Common Stock and Company Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration or the Per Share Redemption Consideration, as the case may be.

(b)    Each share of Company Common Stock that is owned by (i) the Company or its Subsidiaries, or (ii) Parent, Merger Sub or their respective Subsidiaries, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Each share of common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)    Notwithstanding the foregoing, if, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split or stock combination then, the Per Share Merger Consideration shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split or stock combination. The foregoing shall not apply to the issuance of new shares of Parent Common Stock in the Public Offering contemplated by this Agreement.

SECTION 3.2.    Effect on Company Stock Options and Company RSUs.

(a)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of a Company Stock Option, each then outstanding Company Stock Option (whether or not then vested and exercisable) shall terminate and be cancelled in exchange for the right to receive the Option Merger Consideration, less any applicable withholding Taxes. If the exercise price applicable to shares of Company Common Stock subject to such Company Stock Option is equal to or greater than the Transaction Value per Share, such Company Stock Option shall terminate and be canceled in exchange for no consideration. As of the Effective Time, each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the Option Merger Consideration related to such Company Stock Option pursuant to Section 3.3.

(b)    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Company RSUs, each then outstanding Company RSU shall become fully vested and shall terminate and be canceled in exchange for the right to receive the Per Share Merger Consideration, less any applicable withholding Taxes. As of the Effective Time, each holder of a Company RSU shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration related to such Company RSU pursuant to Section 3.3.

SECTION 3.3.    Exchange and Payment.

(a)    At the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of the Company Common Shareholders, the Company Preferred Shareholders and the holders of any outstanding Company Stock Options or Company RSUs, (i) the Aggregate Merger Consideration, (ii) the Per Share Redemption Consideration payable pursuant to Section 3.1 in exchange for the outstanding shares of Company Series A Preferred Stock, and (iii) cash to be paid in lieu of fractional shares of Parent Common Stock. Any Parent Common Stock and cash deposited with the Exchange Agent shall be referred to as the “Exchange Fund”.

(b)    Company Common Stock.

(i)    Prior to the Effective Time, the Exchange Agent shall mail or otherwise deliver to each Company Common Shareholder: (A) a letter of transmittal (the “Letter of Transmittal”), which shall specify that in respect of any Certificate, risk of loss and title shall pass only upon receipt thereof by the Exchange Agent and shall be in such form and have such other customary provisions as Parent and the Company may reasonably specify, (B) any notice required pursuant to the MIBCA, and (C) instructions for use in effecting the surrender of the Certificates or transfer of the Book-Entry Shares, as applicable, held by such Company Common Shareholder. In the event a Company Common Shareholder does not deliver to the Exchange Agent a duly executed and completed Letter of Transmittal and does not deliver the Certificate(s) or surrender the Book-Entry Shares, held by such Company Common Shareholder, such Person shall not be entitled to receive the Per Share Merger Consideration relating to such Certificate or Book-Entry Share unless and until such Person delivers a duly executed and completed Letter of Transmittal and Certificate(s) or Book-Entry Shares (or an affidavit in accordance with Section 3.5), as applicable, to the Exchange Agent. Until surrendered as contemplated by this Section 3.3(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration pursuant to Section 3.1(a).

(ii)    Upon the later of the Closing and the Exchange Agent’s receipt of a duly executed and completed Letter of Transmittal and the surrender of the Certificates or transfer of the Book-Entry Shares held by any Company Common Shareholder, the Exchange Agent shall issue, in accordance with Section 3.1(a), to such Company Common Shareholder an aggregate number of such shares of Parent Common Stock equal to the sum of such Company Common Shareholder’s Per Share Merger Consideration for each share of Company Common Stock held by such Company Common Shareholder.

(iii)    The Per Share Merger Consideration paid or payable and issued or issuable upon the surrender of Company Common Stock in accordance with the terms of this Article III shall be paid or payable and issued or issuable in full satisfaction of all rights pertaining to the shares of Company Common Stock.

(c)    Company Series A Preferred Stock. At the Closing, the Exchange Agent shall issue, in accordance with Section 3.1(a), to each Company Preferred Shareholder an aggregate amount of cash equal to the sum of such Company Preferred Shareholder’s Per Share Redemption Consideration for each share of Company Series A Preferred Stock held by such Company Preferred Shareholder. The Per Share Redemption Consideration paid or payable and issued or issuable at the Closing in accordance with the terms of this Article III shall be paid or payable and issued or issuable in full satisfaction of all rights pertaining to the shares of Company Series A Preferred Stock.

(d)    From and after the Effective Time, the transfer books of the Company shall be closed and there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Company Common Stock or Company Series A Preferred Stock that was outstanding immediately prior to the Effective Time.

(e)    In the case of Company Stock Options, the holder of any such Company Stock Options shall receive in exchange therefor the applicable Option Merger Consideration (if any) into which such Company Stock Options have been converted pursuant to Section 3.2(a), to be paid through the payroll of the Company or its Affiliates on or as soon as practicable after the Effective Time. The Option Merger Consideration paid or payable in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Stock Options. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Stock Options that were outstanding immediately prior to the Effective Time.

(f)    In the case of Company RSUs, the holder of any such Company RSUs shall receive in exchange therefor the applicable Per Share Merger Consideration into which such Company RSUs have been converted pursuant to Section 3.2(b), to be paid on or as soon as practicable after the Effective Time. The Per Share Merger Consideration paid or payable in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company RSUs. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company RSUs that were outstanding immediately prior to the Effective Time.

(g)    No fractional shares of Parent Common Stock will be issued in connection with the Merger, but in lieu thereof, any Person who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating for each particular Certificate or Book-Entry Share all fractional shares of Parent Common Stock to be received by such Person) shall receive from Parent an amount in cash (without interest) equal to the product of (i) such fraction and (ii) the Parent VWAP. The parties acknowledge that payment of the cash consideration in lieu of delivering fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the delivery of fractional shares of Parent Common Stock.

(h)    Any portion of the Exchange Fund made available to the Exchange Agent in respect of any Dissenting Shares will be returned to Parent, upon demand. Any other portion of the Exchange Fund which remains undistributed to the Company Common Shareholders, the Company Preferred Shareholders or the holders of any outstanding Company Stock Options or Company RSUs, for six (6) months after the Effective Time shall be delivered to Parent, and any such Person, to the extent such Person has not theretofore complied with this Section 3.3 shall thereafter look only to Parent for, and Parent shall remain liable for, the Per Share Merger Consideration, the Per Share Redemption Consideration or the Option Merger Consideration, as the case may be, to which such Person is entitled pursuant to this Agreement. Any such portion of the Exchange Fund remaining unclaimed by the Company Common Shareholders, the Company Preferred Shareholders or the holders of any outstanding Company Stock Options or Company RSUs for five (5) years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority) shall, to the extent permitted by Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(i)    None of Parent, Merger Sub, the Company, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(j)    The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent.

(k)    Prior to the Closing Date, any disputes regarding this Section 3.3 shall be addressed and resolved jointly by the Company and Parent, and any amendments to or waivers of any provision of this Section 3.3 shall be made jointly by the Company and Parent. After the Closing, any such disputes shall be addressed and resolved by the Parent Board, and any amendments to or waivers of this Section 3.3 shall be made in the sole discretion of the Parent Board.

SECTION 3.4.    Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of applicable state, local or foreign Tax Law and shall timely pay such withholding amount to the appropriate Governmental Authority. If the Exchange Agent, the Surviving Corporation or Parent, as the case may be, so withholds amounts, to the extent timely remitted to the appropriate Governmental Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

SECTION 3.5.    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Company Common Shareholder claiming such Certificate to be lost, stolen or destroyed (in form and substance reasonably satisfactory to Parent) and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it or the Exchange Agent, as the case may be, with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of the shares of Company Common Stock, as the case may be, represented by such Certificate, as contemplated by this Article III.

SECTION 3.6.    Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Dissenting Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is (a) entitled to object to the Merger pursuant to Section 100 of the MIBCA and (b) properly objects to the proposed corporate action and makes a proper demand for payment of such shares in accordance with Sections 100 and 101 of the MIBCA shall not be converted into the right to receive the Per Share Merger Consideration provided in Section 3.1(a), but instead such holder shall be entitled to such rights as are granted by the MIBCA to a holder of Dissenting Shares. At the Effective Time, all Dissenting Shares, if any, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except such rights as are granted by the MIBCA to a holder of Dissenting Shares. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall effectively waive, withdraw or lose the right to payment as a holder of Dissenting Shares under the MIBCA with respect to such shares or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by the MIBCA, then the right of such holder to be paid under the MIBCA shall cease and each such Dissenting Share shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Per Share Merger Consideration provided in Section 3.1(a). The Company shall deliver prompt notice to Parent of any demands for payment or appraisal of any shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the MIBCA that relate to such demand and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter, the Company represents and warrants to Parent and Merger Sub that (in each case with all representations and warranties stated in this Article IV, to the extent the context permits, being given as if the Vessel Purchase and Sale did not occur prior to the making thereof):

SECTION 4.1.    Organization, Qualification and Corporate Power. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company (the “Company Charter Documents”) as currently in effect as of the date hereof.

SECTION 4.2.    Authorization.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Stockholders Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock is the only vote of the holders of any of the Company’s capital stock required to complete the Transactions (the “Company Stockholders Approval”). This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (ii) general principles of equity (clauses (i) and (ii), collectively, the “Equitable Exceptions”).

(b)    At a meeting duly called and held, the Transaction Committee has unanimously (i) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s stockholders, (ii) declared advisable this Agreement and the Transactions, (iii) recommended to the Company Board that this Agreement and the Transactions be approved by the Company Board and submitted to the Company Stockholders Meeting for approval by the stockholders of the Company (such recommendation, the “Transaction Committee Recommendation”). At a meeting duly called and held, the Company Board has, upon the recommendation of the Transaction Committee, unanimously (A) determined that this Agreement and the Transactions are fair to and in the best interests of the Company and the Company’s stockholders, (B) approved, adopted and declared advisable this Agreement and the Transactions, (C) recommended that this Agreement and the Transactions be submitted to the Company Stockholders Meeting for approval by the stockholders of the Company (such recommendation, the “Company Board Recommendation”).

(c)    Assuming the accuracy of the representations and warranties set forth in Section 5.2(b), the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which the Company is qualified to do business (including the Articles of Merger), and (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable U.S. state or federal securities laws and the rules and requirements of the NYSE or the NOTC, including the filing of the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents with the SEC.

SECTION 4.3.    Noncontravention. Except as set forth in Section 4.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) violate any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of the Company or any of its Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.2(c), contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.2(c), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit of the Company or any of its Subsidiaries under any provision of any Material Contract or any Governmental Authorization of the Company or any of its Subsidiaries, or (iv) result in the loss of, or creation or imposition of any Lien (other than Company Permitted Liens) on, any asset of the Company or any of its Subsidiaries, except, in each case of clauses (ii), (iii) and (iv) which would not have a Company Material Adverse Effect.

SECTION 4.4.    Capitalization.

(a)    The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock, and (ii) 100,000,000 shares of Company Preferred Stock, of which 3,000,000 have been designated as Company Series A Preferred Stock. As of the date of this Agreement and (except as set forth in Section 4.4(a) of the Company Disclosure Letter) as of the Closing, (i) 46,972,843 shares of Company Common Stock are issued and outstanding, (ii) 3,000,000 shares of Company Series A Preferred Stock are issued and outstanding, (iii) 779,795 shares of Company Common Stock are issuable upon exercise of vested and unvested outstanding Company Stock Options, (iv) 129,737 shares of Company Common Stock are issuable upon the vesting or settlement of outstanding Company RSUs, and (v) no shares of Company Common Stock or Company Preferred Stock are held in the treasury of the Company. All outstanding shares of capital stock of the Company have been duly authorized and validly issued and fully paid and nonassessable, and are free of preemptive or similar rights under any provision of the MIBCA and the Company Charter Documents or any agreement to which the Company is a party or otherwise bound.

(b)    Section 4.4(b) of the Company Disclosure Letter sets forth a list of all outstanding Company Stock Options and Company RSUs, indicating with respect to each such Company Stock Option or Company RSU, the name of the holder thereof, the number of shares of Company Common Stock subject to such Company Stock Option or Company RSU that are vested and unvested, the exercise price, the date of grant, and the expiration date thereof.

(c)    Except as set forth in Section 4.4(a) and (b) above, Section 4.4(b) of the Company Disclosure Letter, or Section 4.4(c) of the Company Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligation of the

Company or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in the Company, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). Except as set forth in Section 4.4(c) of the Company Disclosure Letter, there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. Except for the Company Shareholders Agreement, the Company and its Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Company Common Stock, Company Preferred Stock or other Company Securities. Except as may be required by applicable securities Laws and regulations, the Company and its Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Company Common Stock, Company Preferred Stock or other Company Securities.

(d)    There is no outstanding Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote.

(e)    Except as set forth in this Section 4.4, none of (i) the shares of Company Common Stock or Company Preferred Stock, or (ii) any other Company Securities is owned by any Subsidiary of the Company.

SECTION 4.5.    Subsidiaries.

(a)    Section 4.5(a) of the Company Disclosure Letter sets forth a complete and correct list of each Subsidiary of the Company, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Subsidiary Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.

(b)    Each Subsidiary of the Company has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Company Material Adverse Effect. Each such Subsidiary of the Company is duly qualified or licensed as a foreign corporation, limited liability company or other applicable entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company has heretofore made available to Parent true and complete copies of the articles of incorporation or bylaws (or comparable organizational documents, as applicable) of each of the Subsidiaries of the Company (the “Subsidiary Charter Documents,” and, together with the Company Charter Documents, the “Company Group Charter Documents”) as currently in effect.

(c)    All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of the Company, are owned by the Company directly or indirectly, free and clear of any Liens (other than Company Permitted Liens). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of the Company, being referred to collectively as the “Company Subsidiary Securities”). Neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity or other ownership interests in any Person, except for the Subsidiaries of the Company. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. The Company is not subject to any obligation or requirement to provide funds to or make any investment after the date of this Agreement (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or in any other Person (including in connection with any pool in which a Company Vessel is entered).

(d)    There is no outstanding Indebtedness of the Subsidiaries of the Company having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.

(e)    None of the Subsidiaries of the Company has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 4.6.    Indebtedness. The aggregate amount of outstanding Indebtedness of the Company and its Subsidiaries as of April 30, 2017 is set forth in Section 4.6 of the Company Disclosure Letter (excluding any premiums, penalties, fees, expenses and breakage costs that are payable by the Company or its Subsidiaries as of such time), and no Contract in respect of Indebtedness has been entered into by the Company or its Subsidiaries since that date except in accordance with Section 6.1(b). Neither the Company nor its Subsidiaries are in default under, nor has any event occurred that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the acceleration of, any Indebtedness of the Company or its Subsidiaries.

SECTION 4.7.    Financial Statements.

(a)    The Company has delivered to Parent true and complete copies of the Company’s audited financial statements consisting of the consolidated balance sheet of the Company as of December 31, 2015 and 2016, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows of the Company for the fiscal years then ended (including related notes and schedules), in each case audited by the Company’s auditors Pricewaterhouse Coopers AS, which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods.

(b)    The Company has delivered to Parent a true and complete copy of the unaudited consolidated balance sheet of the Company as of March 31, 2017 and the related unaudited consolidated statements of operations, changes in shareholders’ equity, and cash flows of the Company for the three months then ended, in each case which have been prepared in all material respects in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the combined financial condition, results of operations, shareholders’ equity and cash flows of the Company and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 4.8.    Disclosure Documents. The information with respect to the Company and its Subsidiaries that the Company has supplied or will supply in writing specifically for use in the Registration Statement, the Proxy Statement or in any other Parent Disclosure Documents (the “Company Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 4.9.    Taxes.

(a)    All material Tax Returns required by applicable Law to have been filed by the Company and each of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b)    There is no audit or other proceeding pending against or with respect to the Company or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c)    The Company and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount Taxes or agreed to any extension of time with respect to any such Taxes.

(e)    Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f)    Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).

(g)    Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)    Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)    Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j)    Neither the Company nor any of its Subsidiaries has, or since its formation has had, a permanent establishment in any country other than the country of its organization.

(k)    The Company and its Subsidiaries have complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)    Each of the Company and its Subsidiaries is, and has been for the last five (5) years, exempt from U.S. federal income taxation on its U.S.-source shipping income under Section 883 of the Code and has obtained all “ownership statements” required to establish such exemption in accordance with the Treasury Regulations interpreting Section 883 of the Code.

(m)    No written claim has ever been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation.

SECTION 4.10.    Compliance with Laws; Governmental Authorizations.

(a)    The Company and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which the Company or such Subsidiary, or any of its or their Company Vessels or other assets, is subject (including Maritime Guidelines).

(b)    The Company and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.

SECTION 4.11.    Absence of Certain Changes; No Undisclosed Liabilities.

(a)    Except as set forth on Section 4.11(a) of the Company Disclosure Letter, (i) since the Company Balance Sheet Date through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) since the Company Balance Sheet Date, there has not been a Company Material Adverse Effect.

(b)    Other than as expressly required by this Agreement or set forth on Section 4.11(b) of the Company Disclosure Letter, from the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without Parent’s consent, would constitute a breach of clauses (ii), (iv), (v), (viii), (x), (xii), (xiii), (xiv) or (xvi) of Section 6.1(b).

(c)    There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Company Vessel is entered), whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date, (iii) liabilities or obligations arising out of this Agreement or the Transactions and (iv) liabilities which are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries is a party to, nor do the Company or any of its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, the Company.

SECTION 4.12.    Tangible Personal Assets. The Company and its Subsidiaries, in the aggregate, have good and valid title to, or a valid interest in, all of their respective material tangible personal assets, free and clear of all Liens, other than Company Permitted Liens.

SECTION 4.13.    Real Property. Neither the Company nor any of its Subsidiaries owns or leases any real property.

SECTION 4.14.    Vessels; Maritime Matters.

(a)    Section 4.14(a) of the Company Disclosure Letter contains a list of all vessels owned by the Company or any of its Subsidiaries (the “Company Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Company Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Company Owned Vessel and Company Leased Vessel.

(b)    Each Company Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. The Company and each of its Subsidiaries are qualified to own and operate the Company Owned Vessels under applicable Laws in all material respects, including the Laws of each Company Owned Vessel’s flag state. Each Company Vessel is seaworthy and in good operating condition, and has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated. Each Company Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from conditions or recommendations affecting class and valid through the Closing Date and, to the Knowledge of the Company, no event has occurred and no condition exists that would cause such Company Vessel’s class to be suspended or withdrawn.

(c)    With respect to each of the Company Owned Vessels, either the Company or one of its Subsidiaries, as applicable, is the sole owner of each such Company Vessel and has good title to such Company Vessel free and clear of all Liens other than Company Permitted Liens.

(d)    Except as set forth in Section 4.14(d) of the Company Disclosure Letter, no Company Vessel has been permitted by Company or its Subsidiaries to carry, or contract to carry, crude petroleum or other “dirty” cargoes.

SECTION 4.15.    Contracts.

(a)    Section 4.15(a) of the Company Disclosure Letter lists the following Contracts to which the Company or any of its Subsidiaries is a party:

(i)    each “material contract” (as such term is defined in Item 10.C and in Instructions As To Exhibits of Form 20-F) to which the Company or any of its Subsidiaries is a party to or bound;

(ii)    each Contract not contemplated by this Agreement that limits the ability of the Company or any of its Subsidiaries or Affiliates to engage or compete in any line of business in any location or with any Person in any material manner;

(iii)    each Contract that creates a partnership, joint venture or any strategic alliance with respect to the Company or any of its Subsidiaries;

(iv)    each employment, consulting, services or similar Contract with any employee or independent contractor of the Company or any of its Subsidiaries involving more than $50,000 of annual compensation;

(v)    each indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or Contract providing for Indebtedness in excess of $1,000,000;

(vi)    each Contract that relates to the acquisition or disposition, directly or indirectly, of any business (whether by merger, sale of stock, sale of assets or otherwise) or assets, including any vessel (other than this (A) Agreement or (B) acquisitions or dispositions of supplies, inventory, merchandise or products (other than vessels) in the ordinary course of business or that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries), including any Contract that includes provisions that are in effect in respect of “earn-outs” or deferred or contingent consideration;

(vii)    each ship-sales, memorandum of agreement, bareboat charter, or similar vessel acquisition Contract for Newbuildings and secondhand vessels contracted for by the Company or any of its Subsidiaries (other than Company Owned Vessels) and other Contracts with respect to Newbuildings of the Company or any of its Subsidiaries and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(viii)    each pool agreement, management agreement, crewing agreement or financial lease (including sale/leaseback or similar arrangements) with respect to any Company Vessel;

(ix)    any Contract with a Third Party for the charter of any Company Vessel;

(x)    each collective bargaining agreement or other Contract with a labor union to which the Company or any of its Subsidiaries is a party or otherwise bound;

(xi)    each Contract to which the Company or any of its Subsidiaries is a party or otherwise bound that contains a so-called “most favored nations” provision or similar provisions requiring the Company or its Affiliates (including, after the Closing, Parent or any of its Affiliates) to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(xii)    each Contract pursuant to which the Company or any of its Subsidiaries spent or received, in the aggregate, more than $500,000 during the 12 months prior to the date hereof or could reasonably be expected to spend or receive, in the aggregate, more than $500,000 during the 12 months immediately after the date hereof; and

(xiii)    each Contract involving a standstill or similar obligation of the Company or any of its Subsidiaries.

(b)    The Company has heretofore made available to Parent true and complete copies of the Material Contracts as in effect as of the date hereof. Except as set forth on Section 4.15(b) of the Company Disclosure Letter or would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each of the Material Contracts is valid, binding, enforceable and in full force and effect with respect to the Company and its Subsidiaries, and to the Knowledge of the Company, the other parties thereto, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions and except for any Material Contracts that have expired or been terminated after the date hereof in accordance with its terms, and (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under, or give rise to any right of cancellation or termination of or consent under, such Material Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract.

SECTION 4.16.    Litigation. There is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). As of the date of this Agreement, no officer or director of the Company or any of its Subsidiaries is a defendant in any Action commenced by any equityholder of the Company or any of its Subsidiaries with respect to the performance of his duties as an officer or a director of the Company or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against the Company, any of its Subsidiaries or any Company Vessels (including in connection with any pool in which a Company Vessel is entered). Neither the Company nor any of its Subsidiaries nor any Company Vessels is subject to any Orders.

SECTION 4.17.    Employee Benefits.

(a)    Section 4.17(a) of the Company Disclosure Letter includes a list of all material Company Benefit Plans. The Company has delivered or made available to Parent copies of each Company Benefit Plan or, in the case of any unwritten Company Benefit Plans, a summary thereof.

(b)    Section 4.17(b) of the Company Disclosure Letter includes a list of all employees of the Company and its Subsidiaries and independent contractors who perform substantially all of their personal services for the Company and its Subsidiaries pursuant to agreements to which the Company and its Subsidiary are parties and the amount of wages earned by each such individual and their place of employment.

(c)    Each Company Benefit Plan has been administered in accordance with its terms and is in compliance with all applicable Laws in all material respects.

(d)    Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) each Company Benefit Plan that is intended to qualify for favorable tax benefits under the Laws of any jurisdiction is so qualified, and (ii) to the Knowledge of the Company, no condition exists and no event has occurred that could reasonably be expected to result in the loss or revocation of such status. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, all benefits, contributions and premiums relating to each Company Benefit Plan have been timely paid or made in accordance with the terms of such Company Benefit Plan and any related agreement and in compliance with all applicable Laws.

(e)    None of the Company nor any of its Subsidiaries has ever maintained or contributed to, or had any obligation to contribute to any “employee benefit plan,” within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974 (“ERISA”), that is covered by ERISA.

(f)    None of the Company nor any of its Subsidiaries has incurred, and no event has occurred and no condition or circumstance exists that could reasonably be expected to result in, any unsatisfied liability of the Company and its Subsidiaries under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA arising in connection with any employee benefit plan covered or previously covered by Title IV of ERISA or such sections of the Code or ERISA.

(g)    Except as set forth in Section 4.17(g) of the Company Disclosure Letter the execution and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) result (i) in any payment, compensation or benefits (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any current or former, directors, officer, employee, consultant or independent contractor or trigger the right of any current or former directors, officer, employee, consultant or independent contractor to terminate any employment or contractual relationship with the Company and its Subsidiaries, or (ii) the triggering or imposition of any restrictions or limitations on the right of the Company, or any of its Subsidiaries, to amend or terminate any Company Benefit Plan.

SECTION 4.18.    Labor and Employment Matters. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and all of its Subsidiaries have complied with all labor and employment Laws, including, all labor and employment provisions included in the Maritime Guidelines, and those relating to wages, hours, workplace safety and health, immigration, individual and collective termination, discrimination and data privacy. There are no pending or, to the Knowledge of the Company, threatened, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any legal actions or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Since January 1, 2016, there has been no labor strike, dispute, work stoppage, request for representation, picket or work slow-down in respect of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to any collective bargaining agreement or any other type of collective agreement with any type of local, national or supranational workers’ representatives. To the Knowledge of the Company there is not pending or underway any union, or any other type of workers’ representatives, organizational activities or requests or elections for representation with respect to employees of the Company or any of its Subsidiaries.

SECTION 4.19.    Environmental. (a) The Company and each of its Subsidiaries is and has been in compliance in all material respects with all Environmental Laws, (b) the Company and each of its Subsidiaries possesses and is and has been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no Actions pending, or to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any of its Company Vessels (including any Company Vessel entered into a pool) alleging a material violation of or material liability under any Environmental Law and that are reasonably likely to result in a material amount of damages awarded against the Company or its Subsidiaries or to the imposition of material ongoing obligations on the Company or its Subsidiaries, and (d) to the Knowledge of the Company, there are no currently known conditions that would reasonably be expected to result in any such material liability pursuant to any Environmental Law.

SECTION 4.20.    Insurance. The Company and its Subsidiaries maintain (a) insurance policies and fidelity bonds covering the Company, its Subsidiaries or their respective businesses, properties, assets, directors, officers or employees, and (b) protection and indemnity, hull and machinery and war risks insurance policies and club entries covering the Company Vessels in such amounts and types as are customary in the shipping industry (collectively, the “Policies”). Section 4.20 of the Company Disclosure Letter includes a list of all such Policies. Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries is in violation or breach of or default under any of its obligations under any such Policy. Neither the Company nor any of its Subsidiaries has received any written notice that any Policy has been cancelled or cover prejudiced or suspended. There are no material claims individually or in the aggregate by the Company or any of its Subsidiaries pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Policy, as applicable, in writing or in respect of which such underwriters have reserved their rights in writing.

SECTION 4.21.    Opinion of Financial Advisor. The Company Board and the Transaction Committee have received the opinion of PJT Partners LP, financial advisor to the Company, to the effect that, as of the date of such opinion and based upon and subject to the assumptions and limitations set forth therein, the Per Share Merger Consideration to be received by the Company’s shareholders in the Merger is fair to such shareholders from a financial point of view. The Company will make available to Parent for information purposes only a true and complete copy of such opinion promptly after the date of this Agreement.

SECTION 4.22.    Fees. Except for PJT Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or its Subsidiaries who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion. The Company has furnished to Parent true, correct and complete copies of engagement letters relating to any such services, and there have been no amendments or revisions to such engagement letters.

SECTION 4.23.    Takeover Statutes. The Company and its Subsidiaries have taken all action required to be taken by them (if any) in order to exempt this Agreement and the Transactions from the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any Governmental Authority (each, a “Takeover Statute”) or similar provision contained in the Company Group Charter Documents.

SECTION 4.24.    Interested Party Transactions. Except as set forth in Section 4.24 of the Company Disclosure Letter, any Company Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, (a) there are no Contracts or arrangements between the Company or any of its Subsidiaries, on the one hand, and any current or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding shares of Company Common Stock or Company Preferred Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, a “Company Interested Party Transaction”), and (b) no current or former officer or director of the Company or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of the Company or any of its Subsidiaries.

SECTION 4.25.    Certain Business Practices. Neither the Company nor any of its Subsidiaries nor (to the Knowledge of the Company), any director, officer, agent or employee of the Company or any of its Subsidiaries violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of the Company and its Subsidiaries. Neither the Company nor, to the Knowledge of the Company, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”). Neither the Company nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the Knowledge of the Company, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

SECTION 4.26.    No Other Representations or Warranties. The Company has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of Parent and its Subsidiaries, which investigation, review and analysis was done by the Company and its representatives. In entering into this Agreement, the Company acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of Parent or its Affiliates (except the specific representations made in Article V). Except for the representations and warranties contained in Article V and in the certificate delivered by the Parent pursuant to Section 9.2(d), the Company acknowledges that (a) neither Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to Parent, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, including with respect to (i) merchantability or fitness for any particular use or purpose or (ii) the probable success or profitability of Parent, its Subsidiaries or the business thereof after the Effective Time and (b) except in the case of fraud, neither the Parent, Merger Sub or any other Person will have or be subject to any liability or indemnification obligation to the Company or any other Person resulting from the distribution to the Company or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the Parent Disclosure Letter or accurately disclosed in any of the Parent SEC Documents publicly available at least one Business Day prior to the date hereof (other than any risk factor disclosure or forward-looking statements included in such reports, schedules, forms or documents and any other disclosures included therein to the extent that such statements are cautionary, predictive or forward-looking in nature), Parent and Merger Sub, jointly and severally, represent and warrant to the Company (in each case with all representations and warranties stated in this Article V, to the extent the context permits, being given as if the Vessel Purchase and Sale did not occur prior to the making thereof) that:

SECTION 5.1.    Organization, Qualification and Corporate Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and Merger Sub has all requisite corporate power and authority and all Governmental Authorizations, directly or indirectly, to own, lease and operates its properties and assets and to carry on its business as it is now being conducted. Parent and each of its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (where applicable) or has equivalent status, in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing or to have equivalent status would not have a Parent Material Adverse Effect. Each of (a) the Amended and Restated Articles of Incorporation as amended by the Articles of Amendment to the Amended and Restated Articles of Incorporation of Parent, each filed as an exhibit to Parent’s annual report filed on Form 20-F on March 31, 2015, and (b) the Amended and Restated Bylaws of Parent filed as an exhibit to Parent’s annual report filed on Form 20-F on June 29, 2010, is currently in effect, true and complete and has not been amended, supplemented or otherwise modified as of the date hereof (the “Parent Charter Documents”).

SECTION 5.2.    Authorization.

(a)    The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. No vote of the holders of Parent

Common Stock is required to consummate the Transactions. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except to the extent that the enforceability thereof may be limited by the Equitable Exceptions.

(b)    Assuming the accuracy of the representations and warranties set forth in Section 4.2(c), the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing and recordation of appropriate merger or other documents as required by the MIBCA and by relevant authorities of other jurisdictions in which Parent is qualified to do business (including the Articles of Merger), (ii) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other state or federal securities laws and the rules and requirements of the NYSE or the NOTC, including the filing of the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents with the SEC.

SECTION 5.3.    Noncontravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws (or comparable organization documents, as applicable) of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 5.2(b), contravene, conflict with, or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with matters referred to in Section 5.2(b), require any consent or other action by any Person under, result in a violation or breach of, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to Parent or Merger Sub under any provision of any Contract binding Parent or Merger Sub or any Governmental Authorization of Parent or Merger Sub, or (iv) result in the loss of, or creation or imposition of any Lien (other than Parent Permitted Liens) on any asset of Parent or Merger Sub, except, in each case of clauses (ii), (iii) and (iv) which would not have a Parent Material Adverse Effect.

SECTION 5.4.    Capitalization.

(a)    As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 400,000,000 shares of Parent Common Stock and (ii) 25,000,000 shares of Parent Preferred Stock. As of the date of this Agreement, excluding the shares of Parent Common Stock issued in accordance with Section 6.2, (i) 174,629,755 shares of Parent Common Stock (including 10,334,336 shares of Parent Restricted Stock) are issued and outstanding, (ii) no shares of Parent Preferred Stock are issued and outstanding, (iii) no shares of Parent Common Stock are issuable upon exercise of vested and unvested outstanding Parent Stock Options, and (iv) 49,980,592 shares of Parent Common Stock are held in the treasury of Parent. All outstanding shares of capital stock of Parent have been, and, when issued, all shares of Parent Common Stock constituting any part of the Aggregate Merger Consideration will be, duly authorized and validly issued and fully paid and nonassessable, and free of preemptive or similar rights under any provision of the MIBCA and the articles of incorporation or bylaws of Parent or any agreement to which Parent is a party or otherwise bound.

(b)    Except as set forth in Section 5.4(a) above or Section 5.4(b) of the Parent Disclosure Letter, as of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in Parent, (ii) securities of Parent or any of Parent’s Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities of or ownership interests in Parent, (iii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries, or other obligation of Parent or any of Parent’s Subsidiaries to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable or exercisable for capital stock or other voting securities or ownership interests in Parent, or (iv) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of Parent (the items in clauses (i) through (iv) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of Parent’s Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Securities. Parent and Parent’s Subsidiaries are not a party to any voting agreements, voting trusts, proxies or other similar agreements or understandings with respect to the voting of any shares of Parent Common Stock or other Parent Securities. Except as may be required by applicable securities Laws and regulations and other than the Parent Charter Documents, Parent and Parent’s Subsidiaries are not bound by any obligations or commitments of any character restricting the transfer of, or requiring the registration for sale of, any shares of Parent Common Stock or other Parent Securities.

(c)    Except as set forth in Section 5.4(c) of the Parent Disclosure Letter, there is no outstanding Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote.

(d)    Except as set forth in this Section 5.4, none of (i) the shares of Parent Common Stock or Parent Preferred Stock, or (ii) any other Parent Securities is owned by any Subsidiary of the Parent.

SECTION 5.5.    Subsidiaries.

(a)    Section 5.5(a) of the Parent Disclosure Letter sets forth a complete and correct list of each Subsidiary of Parent as of the date hereof, together with the jurisdiction of incorporation or formation of each such Subsidiary, the form of organization of each such Subsidiary, the authorized and issued capital stock, voting securities or other ownership interests of each such Subsidiary and the name of each holder thereof. All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, the Parent Charter Documents (as defined below), or any agreement to which the Subsidiaries are a party or otherwise bound.

(b)    Each Subsidiary of Parent has been duly organized, is validly existing and in good standing (except with respect to jurisdictions that do not recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or formation, and has all requisite power, Governmental Authorizations and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to be in good standing or possess such Governmental Authorizations would not have a Parent Material Adverse Effect. Each such Subsidiary of Parent is duly qualified or licensed as a foreign corporation or other entity to do business, and is in good standing in each jurisdiction where the character of its properties or assets owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Parent Material Adverse Effect.

(c)    All of the outstanding shares of capital stock of, or voting securities of, or other ownership interests in, each Subsidiary of Parent, is owned by Parent directly or indirectly, free and clear of any Liens (other than Parent Permitted Liens). All outstanding ownership interests of such Subsidiaries are validly issued and fully paid and nonassessable (to the extent such concepts apply), and free of preemptive or similar rights under any provision of applicable Law, such Subsidiaries’ articles of incorporation or bylaws (or comparable organizational documents, as applicable), or any agreement to which the Subsidiaries are a party or otherwise bound. There are no issued, reserved for issuance or outstanding (i) securities of Parent or any of Parent’s Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of, or ownership interests in, any Parent Subsidiary, (ii) warrants, calls, options or other rights to acquire from Parent or any of Parent’s Subsidiaries to issue any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable or exercisable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent or (iii) restricted shares, stock appreciation rights, restricted stock units, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of Parent (the items in clauses (i) through (iii), together with all of the outstanding capital stock of, or other voting securities of, or ownership interests in, each Subsidiary of Parent, being referred to collectively as the “Parent Subsidiary Securities”). Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, none of the Subsidiaries of Parent owns, directly or indirectly, any equity or other ownership interests in any Person, except for other Subsidiaries of Parent. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Parent Subsidiary Securities. Except as set forth in Section 5.5(c) of the Parent Disclosure Letter, Parent is not subject to any obligation or requirement to provide funds to or make any investment after the date of this Agreement (in the form of a loan, capital contribution or otherwise) in any Subsidiary of Parent or in any other Person (including in connection with any pool in which a Parent Vessel is entered).

(d)    There is no outstanding Indebtedness of the Subsidiaries of Parent having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which equity holders of such Subsidiaries may vote.

(e)    None of the Subsidiaries of Parent has any class of equity securities that is subject to registration with the SEC under Section 12(g) of the 1934 Act. At no time has any class of securities issued by any such Subsidiary been held of record by five hundred (500) or more Persons.

SECTION 5.6.    Parent SEC Filings.

(a)    Parent has filed with or furnished to the SEC, all reports, schedules, forms, statements, prospectuses, registration statements and other documents, as such documents may be amended or supplemented, required to be filed with or furnished to the SEC by Parent since January 1, 2016 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).

(b)    As of its filing date (or, if amended, by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document complied, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the termination of this Agreement will comply on its face, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, at the time of such filing. As of the date of this Agreement, there are no outstanding unresolved comments received from the staff of the SEC with respect to any of the Parent SEC Documents. To the Knowledge of Parent, none of the Parent SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. No Subsidiary of Parent is subject to the periodic reporting requirements of Section 13(a) and Section 15(d) of the 1934 Act.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Parent SEC Document filed pursuant to the 1934 Act did not, and each Parent SEC Document filed subsequent to the date hereof and prior to the earlier of the Effective Time and the date of the termination of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in the Company Disclosure Information.

(d)    Each Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the foregoing does not apply to statements in or omissions in the Company Disclosure Information.

SECTION 5.7.    Financial Statements.

(a)    The audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and audited consolidated financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods.

(b)    The unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents complied, and unaudited consolidated interim financial statements (including the related notes and schedules) included or incorporated by reference in the Parent SEC Documents filed after the date hereof will comply, in all material respects with applicable accounting requirements and the published regulations of the SEC, have been prepared or will be prepared in all material respects in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present or will fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Parent and its Subsidiaries as of the indicated dates and for the indicated periods, subject to normal and recurring year-end audit adjustments in amounts that are immaterial in nature and the absence of full footnote disclosure.

SECTION 5.8.    Disclosure Documents. The information with respect to Parent and its Subsidiaries that Parent has supplied or will supply in writing specifically for use in the Registration Statement, the Proxy Statement or in any other Parent Disclosure Documents (the “Parent Disclosure Information”) at the time of the filing thereof or any amendment or supplement thereto and at the time of any distribution or dissemination of such Registration Statement, Proxy Statement or any other Parent Disclosure Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

SECTION 5.9.    Taxes.

(a)    All material Tax Returns required by applicable Law to have been filed by Parent or any of its Subsidiaries have been filed when due (taking into account any extensions), and each such Tax Return is complete and accurate and correctly reflects the liability for Taxes in all material respects. All material Taxes that are due and payable have been paid.

(b)    There is no audit or other proceeding pending against or with respect to Parent or any of its Subsidiaries, with respect to any material amount of Taxes. There are no material Liens on any of the assets of Parent or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax, other than Liens for Taxes not yet due and payable.

(c)    Parent and each of its Subsidiaries have withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any third-party.

(d)    Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of a material amount of Taxes or agreed to any extension of time with respect to any such Taxes.

(e)    Neither Parent nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(f)    Neither Parent nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Law with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group of which Parent is the parent).

(g)    Neither Parent nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than any of Parent and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(h)    Neither Parent nor any of its Subsidiaries is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulations Section 1.6011-4(b)(2).

(i)    Neither Parent nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable within the prior three (3) years.

(j)    Neither Parent nor any of its Subsidiaries has, or since its formation has had, a permanent establishment in any country other than the country of its organization.

(k)    Each of Parent and its Subsidiaries has complied in all material respects with the intercompany transfer pricing provisions of each applicable Law relating to Taxes, including the contemporaneous documentation and disclosure requirements thereunder.

(l)    No written claim has ever been made by any Governmental Authority in a jurisdiction where neither Parent nor any of its Subsidiaries file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation.

SECTION 5.10.    Compliance with Laws; Governmental Authorizations.

(a)    Parent and each of its Subsidiaries is, and since January 1, 2016 has been, in compliance in all material respects with all Laws and Governmental Authorizations to which Parent or such Subsidiary, or any of its or their Parent Vessels other assets, is subject (including Maritime Guidelines).

(b)    Parent and each of its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all material Governmental Authorizations (including those required by Maritime Guidelines) that are necessary or required for it to conduct its business as now conducted.

SECTION 5.11.    Absence of Certain Changes; No Undisclosed Liabilities.

(a)    Except as set forth on Section 5.11(a) of the Parent Disclosure Letter, (i) since the Parent Balance Sheet Date through the date of this Agreement, Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business and (ii) since the Parent Balance Sheet Date, there has not been any Parent Material Adverse Effect.

(b)    Other than as expressly required by this Agreement or set forth on Section 5.11(b) of the Parent Disclosure Letter, from the Parent Balance Sheet Date until the date hereof, there has not been any action taken by Parent or any of its Subsidiaries or event that had such action occurred after the date of this Agreement without the Company’s consent, would constitute a breach of clauses (iii), (iv) or (v) of Section 6.2(b).

(c)    Except as set forth on Section 5.11(c) of the Parent Disclosure Letter, there are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever (including in connection with any pool in which a Parent Vessel is entered), whether accrued, contingent, known or unknown, absolute, determined, determinable or otherwise, other than: (i) liabilities disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (ii) liabilities incurred in the ordinary course of business since the Parent Balance Sheet Date, (iii) liabilities or obligations arising out of this Agreement or the Transactions and (iv) liabilities which are not, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Neither Parent nor its Subsidiaries is a party to, nor does Parent or its Subsidiaries have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between Parent on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC)), where the results, purpose or effect of such Contract is to avoid disclosure of any transaction involving, or liabilities of, Parent in the Parent SEC Documents.

SECTION 5.12.    Vessels; Maritime Matters.

(a)    Section 5.12(a) of the Parent Disclosure Letter contains a list of all vessels, as of the date of this Agreement, owned by Parent or any of its Subsidiaries (the “Parent Owned Vessels”) or chartered-in by the Company or any of its Subsidiaries pursuant to charter arrangements (the “Parent Leased Vessels”), including the name, registered owner, capacity (gross tonnage or deadweight tonnage, as specified therein), year built, classification society, official number, flag state, charterer (and whether such charterer is currently operating in the spot or time charter market), the pool in which entered, and manager (commercial or technical), of each Parent Owned Vessel and Parent Leased Vessel.

(b)    Each Parent Vessel is operated in compliance in all material respects with all applicable Maritime Guidelines and Laws. Parent and each of its Subsidiaries are qualified to own and operate the Parent Owned Vessels under applicable Laws in all material respects, including the Laws of each Parent Owned Vessel’s flag state. Each Parent Vessel is seaworthy and in good operating condition, and has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated. Each Parent Vessel is classed by a classification society which is a member of the International Association of Classification Societies and possesses class and trading certificates free from conditions or recommendations affecting class and valid through the Closing Date and, to the Knowledge of Parent, no event has occurred and no condition exists that would cause such Parent Vessel’s class to be suspended or withdrawn.

(c)    With respect to each of the Parent Owned Vessels, either Parent or one of its Subsidiaries, as applicable, is the sole owner of each such Parent Vessel and has good title to such Parent Vessel free and clear of all Liens other than Parent Permitted Liens.

(d)    Except as set forth in Section 5.12(d) of the Parent Disclosure Letter, as of the date of this Agreement, no Parent Vessel has been permitted by Parent or its Subsidiaries to carry, or contract to carry, crude petroleum or other “dirty” cargoes.

SECTION 5.13.    Environmental. (a) Parent and its Subsidiaries are and have been in compliance in all material respects with all Environmental Laws, (b) Parent and its Subsidiaries possess and are and have been in compliance in all material respects with all Governmental Authorizations required under Environmental Law for the conduct of their respective operations, (c) there are no Actions pending, or to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any of its Parent Vessels (including any Parent Vessel entered into a pool) alleging a material violation of or material liability under any Environmental Law and that are reasonably likely to result in a material amount of damages awarded against Parent or its Subsidiaries or to the imposition of material ongoing obligations on Parent or its Subsidiaries, and (d) to the Knowledge of Parent, there are no currently known conditions that would reasonably be expected to result in any such material liability pursuant to any Environmental Law.

SECTION 5.14.    Litigation. Except as set forth in Section 5.14 of the Parent Disclosure Letter, there is no Action pending or, to the Knowledge of Parent, threatened against Parent, any of its Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). As of the date of this Agreement, no officer or director of Parent or any of its Subsidiaries is a defendant in any Action commenced by any stockholder of Parent or any of Parent’s Subsidiaries with respect to the performance of his duties as an officer or a director of Parent or any such Subsidiary under any applicable Law. There is no unsatisfied judgment, penalty or award against Parent, any of Parent’s Subsidiaries or any Parent Vessels (including in connection with any pool in which a Parent Vessel is entered). Neither Parent nor any of its Subsidiaries nor any Parent Vessel is subject to any Orders.

SECTION 5.15.    Fees. Except for Perella Weinberg Partners LP, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with this Agreement or the Transactions or the rendering of any fairness opinion.

SECTION 5.16.    Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business other than in connection with entering into this Agreement and engaging in the Transactions.

SECTION 5.17.    Interested Party Transactions. Except as set forth in Section 5.17 of the Parent Disclosure Letter, any Parent Benefit Plan or any travel or expense reimbursement of officers or directors in the ordinary course, there are no (a) Contracts or arrangements between

Parent or any of its Subsidiaries, on the one hand, and any current or former officer or director of Parent or any of its Subsidiaries or any of such officer’s or director’s immediate family members or Affiliates, or any current or former record or beneficial owner of 5% or more of the outstanding shares of Parent Common Stock or any of such owner’s Affiliates, on the other hand (any such Contract or arrangement, a “Parent Interested Party Transaction”), and (b) no current or former officer or director of Parent or its Subsidiaries possesses, directly or indirectly, any financial interest in, or is a director, officer or employee of, any Person which is a supplier, customer, lessor, lessee or competitor of Parent or any of its Subsidiaries.

SECTION 5.18.    Certain Business Practices. None of Parent, its Subsidiaries nor (to the Knowledge of Parent), any director, officer, agent or employee of Parent or any of its Subsidiaries violated any provision of the Foreign Corrupt Practices Act of 1977 or other anti-corruption Laws, in each case relating to the business of Parent or its Subsidiaries. Neither Parent nor, to the Knowledge of Parent, any director, officer, agent, employee, Affiliate or Person acting on behalf of Parent is currently subject to any U.S. sanctions administered by OFAC. Neither Parent nor any of its Subsidiaries has engaged in transactions with, or exported any of its products or associated technical data (i) into (or to a national or resident of) Cuba, Iran, Iraq, Libya, North Korea, Syria or any other country to which the United States has embargoed goods to or has proscribed economic transactions with or (ii) to the Knowledge of Parent, to any Person included on the United States Treasury Department’s list of Specially Designated Nationals or the U.S. Commerce Department’s Denied Persons List.

SECTION 5.19.    No Other Representations or Warranties. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and its Subsidiaries, which investigation, review and analysis was done by Parent, Merger Sub and their representatives. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any representations or opinions (whether written or oral) of the Company or its Affiliates (except the specific representations made in Article IV). Except for the representations and warranties contained in Article IV and in the certificate delivered by the Company pursuant to Section 9.3(d), each of Parent and Merger Sub acknowledges that (a) neither the Company nor any other Person on behalf of the Company makes any other representation or warranty, express or implied, written or oral, at law or in equity, with respect to the Company, its Subsidiaries, or the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects thereof, including with respect to (i) merchantability or fitness for any particular use or purpose, or (ii) the probable success or profitability of the Company, its Subsidiaries or the business thereof after the Effective Time and (b) except in the case of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent, Merger Sub or any other Person, or their use, of any information provided in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to them in certain “data rooms” or management presentations or in any other form in expectation of, or in connection with, the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 6.1.    Operation of the Company’s Business.

(a)    Except (A) as expressly permitted by this Agreement, (B) as required by applicable Law, (C) for the transactions contemplated by the Vessel Purchase and Sale or (D) with the prior written consent of Parent, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to carry on its business in the ordinary course and in a manner consistent with past practice and (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that they shall not be obligated to increase the compensation of, or make any other payments or grant any concessions to, such officers and employees) and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice).

(b)    Without limiting the generality of Section 6.1(a), except (A) as set forth in Section 6.1(b) of the Company Disclosure Letter, (B) as expressly required by this Agreement, (C) as required by applicable Law, (D) for the transactions contemplated by the Vessel Purchase and Sale or (E) with the prior written consent of Parent, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries (or, with respect to any Company Vessels that are entered into a pool, any applicable pool management company, to the extent that the Company shall have the right to consent to such action pursuant to the Contracts between such pool management company and the Company or the Company Subsidiaries) to, do any of the following:

(i)    amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

(ii)    (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, other than from a wholly-owned Subsidiary to its parent, (B) split, combine or reclassify any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, (C) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities (D) purchase, redeem or otherwise acquire any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, other than the redemption of the Company Preferred Stock pursuant to its terms, or (E) amend, modify, change any term of, or take any action or omit to take any action that constitutes a default under, any Indebtedness of the Company or any of its Subsidiaries;

(iii)    (A) issue, deliver, sell, grant, pledge, transfer, subject to any Lien or otherwise encumber or dispose of any shares of Company Common Stock or Company Preferred Stock, other Company Securities or Company Subsidiary Securities, or (B) amend any term of any Company Securities or any Company Subsidiary Securities (in each case, whether by merger, consolidation or otherwise);

(iv)    accelerate or delay (A) the payment of any accounts payable or other liability or (B) the collection of notes or accounts receivable, other than in the ordinary course of business consistent with past practice;

(v)    other than pursuant to Contracts for Newbuildings in effect on the date of this Agreement or in connection with any matter specifically permitted by another subsection of this Section 6.1(b) or Section 6.1 of the Company Disclosure Letter, incur more than $200,000 of capital expenditures, in the aggregate;

(vi)    acquire or commit to acquire (A) all or any substantial portion of a business or Person or division thereof (whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or (B) any assets or properties involving a price in excess of $200,000 in the aggregate, other than (x) supplies and materials in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, (y) pursuant to Contracts for Newbuildings in effect on the date of this Agreement or (z) in connection with any capital expenditure permitted by Section 6.1(b)(v);

(vii)    other than in connection with any matter specifically permitted by another subsection of this Section 6.1(b) or Section 6.1(b) of the Company Disclosure Letter, enter into any Contract that, if in existence on the date hereof, would be a Material Contract or Interested Party Transaction, or amend, modify, extend or terminate any Material Contract or Interested Party Transaction (other than the expiration of any such Contract in accordance with its terms, and the termination of any such Contract in connection with any breach by the applicable counterparty);

(viii)    sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of, any of its assets or properties, except (A) sales of used equipment in the ordinary course of business consistent with past practice and (B) Company Permitted Liens;

(ix)    to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of its Company Vessels, permit any of its Company Vessels to carry, or contract to carry, crude petroleum or other “dirty” cargoes, unless such Company Vessel was carrying any such cargoes on the date hereof;

(x)    adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or enter into any agreement with respect to the voting of its capital stock or other securities held by the Company or any of its Subsidiaries;

(xi)    (A) grant to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries any increase or enhancement in compensation, bonus or other benefits, (B) grant to any current or former director or executive officer or employee of the Company or any of its Subsidiaries any right to receive severance, change in control, retention or termination pay or benefits or any increase in severance, change of control or termination pay or benefits, except to the extent required under applicable Law, or (C) adopt, enter into or amend or commit to adopt, enter into or amend any Company Benefit Plan except for amendments as required under applicable Law;

(xii)    except as required by GAAP, make any change in any method of accounting principles, method or practices;

(xiii)    (A) incur or issue any Indebtedness (other than accrual of interest, drawdowns, premiums, penalties, fees, expenses and breakage costs under any Material Contract existing as of the date hereof), (B) make any loans, advances or capital contributions to, or investments in, any other Person (including in connection with any pool in which a Company Vessel is entered), other than to the Company or any of its Subsidiaries or (C) repay or satisfy any Indebtedness (other than scheduled payments of Indebtedness when due);

(xiv)    change any material method of Tax accounting, make or change any material Tax election, file any material amended return, settle or compromise any material Tax liability, fail to complete and file, consistent with past practice, all Tax Returns required to be filed by the Company or any of its Subsidiaries, fail to pay all amounts shown due on such Tax Returns, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of a material amount of Taxes, enter into any closing agreement with respect to any material amount of Taxes, surrender any right to claim a material Tax refund, offset or otherwise reduce a material Tax liability or take into account on any material Tax Return required to be filed prior to the Closing any adjustment or benefit arising from the Transactions;

(xv)    institute, settle, or agree to settle any action, suit, litigation, investigation or proceeding (other than actions, suits, litigations, investigations or proceedings where Parent is adverse to the Company) pending or threatened before any arbitrator, court or other Governmental Authority, in each case in excess of $50,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on the Company or its Subsidiaries;

(xvi)    waive, release or assign any claims or rights having a value in excess of $150,000;

(xvii)    fail to use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its Subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums or less are in full force and effect; provided that neither the Company nor any of its Subsidiaries shall obtain or renew any insurance (or reinsurance) policy for a term exceeding three (3) months (or, if the End Date has been extended, a term exceeding six (6) months);

(xviii)    directly or indirectly (A) purchase or construct any vessel or enter into any Contract for the purchase or construction of any vessel, (B) sell or otherwise dispose of any Company Vessel or enter into any contract for the sale or disposal of any Company Vessel, (C) make any payment to any Person in connection with the removal of any Company Vessel from a pool in which it is entered or the termination or amendment of any related pool agreement, management agreement or similar Contract (including any termination fees, administration fees, management fees, withdrawal fees or similar payments), or any other extraordinary payment to a pool or other manager of any Company Vessel, or (D) to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, (I) enter into any contract for the bareboat or spot or time charter-out of any Company Vessel in excess of sixty (60) calendar days, (II) change any manager of any Company Vessel, (III) defer scheduled maintenance of any Company Vessel, or (IV) depart from any normal drydock and maintenance practices or discontinue replacement of spares in operating the Company Vessels, provided that to the extent that the Company shall have the right to consent to such action under the terms of the Contracts between the Company and the service provider or manager of such Company Vessel, the Company will not, and will cause its Subsidiaries not to enter into any Contract for the drydocking or repair of any Company Vessel where the estimated cost thereof is in excess of $200,000 unless, in the case of this clause (IV), such work cannot prudently be deferred and is required to preserve the safety and seaworthiness of such Company Vessel; or

(xix)    authorize or enter into a Contract to take any of the actions described in clauses (i) through (xx) of this Section 6.1.

SECTION 6.2.    Operation of Parent’s Business.

(a)    Except (A) as expressly permitted by this Agreement (including Section 7.4), (B) as required by applicable Law, (C) for the transactions contemplated by the Vessel Purchase and Sale or (D) with the prior written consent of the Company, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to carry on its business in the ordinary course and in a manner consistent with past practice and (i) preserve intact its present business organization, goodwill and assets, (ii) maintain in effect all Governmental Authorizations required to carry on its business as now conducted, (iii) keep available the services of its present officers and other employees (provided that Parent shall not be obligated to, or to cause its Subsidiaries to, increase the compensation of, or make any other payments or grant any concessions to, such officers and employees) and (iv) preserve its present relationships with customers, suppliers and other Persons with which it has a business relationship (provided, that they shall not be obligated to make any payments or grant any concessions to such Persons other than payments in the ordinary course consistent with past practice); provided, that this Section 6.2(a) shall not prohibit any direct or indirect purchase, sale, sale/leaseback or similar transaction or arrangement involving one or more vessels in the ordinary course and in a manner consistent with past practice.

(b)    Without limiting the generality of Section 6.2(a), except (A) as set forth in Section 6.2(b) of the Parent Disclosure Letter, (B) as expressly required by this Agreement, (C) as required by applicable Law, (D) for the transactions contemplated by the Vessel Purchase and Sale or (E) with the prior written consent of the Company, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, Parent shall not, nor shall it permit any of its Subsidiaries to, do any of the following: (i) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities, other than (x) the issuance of any Parent Securities in connection with a Public Offering (y) issuances of Parent Common Stock reserved for issuance as of the date of this Agreement in connection with the Parent Equity Incentive Plan, or (z) the issuance of Parent Subsidiary Securities in connection with the formation of a Subsidiary that is wholly-owned by Parent or its other Subsidiaries; (ii) amend its articles of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise) in a manner adverse to the Company Common Shareholders or the Company Preferred Shareholders; (iii) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities, other than (x) from a wholly-owned Subsidiary to its parent or (y) regular quarterly cash dividends consistent with past practice (including with respect to declaration, record and payment dates) by Parent at a rate not in excess of $0.01 per share of Parent Common Stock; (iv) split, combine or reclassify any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities; or (v) purchase, redeem or otherwise acquire any shares of Parent Common Stock or Parent Preferred Stock, other Parent Securities or Parent Subsidiary Securities (other than the acquisition of the equity securities of any entity, in the ordinary course and in a manner consistent with past practice, in connection with the indirect purchase, sale, sale/leaseback or similar transaction or arrangement involving a vessel owned or chartered in by such entity).

SECTION 6.3.    Access to Information. After the date hereof until the Effective Time and subject to applicable Law and the non-disclosure agreement dated as of October 20, 2016, as amended by an addendum dated as of November 1, 2016, between the Company and Parent (the “Confidentiality Agreement”), the Company shall: (i) give to Parent and its Representatives, upon reasonable notice, reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, as may be reasonably requested in connection with the parties’ efforts to consummate the transactions contemplated by this Agreement; provided, however, that any such access shall be conducted during normal business hours in a manner not to interfere with the businesses or operations of the Company and its Subsidiaries; (ii) use reasonable best efforts to furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request in connection with the parties’ efforts to consummate the transactions contemplated by this Agreement; and (iii) instruct the Representatives of the Company and its Subsidiaries to cooperate with Parent in the matters described in clauses (i) and (ii) above. In accordance with the foregoing, the Company shall permit Parent and its Representatives to conduct inspections of Company Vessels that have not previously been inspected by Parent or its Representatives when such Company Vessels are at a port, upon reasonable notice and in accordance with reasonable procedures agreed by the Company and Parent. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to provide such access or disclose any information if doing so is reasonably likely to (A) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (B) violate any Contract to which it is a party or to which it is subject or applicable Law.

SECTION 6.4.    No Solicitation.

(a)    General Prohibitions. Except as expressly permitted pursuant to Section 6.4(b), from and after the date hereof and prior to the earlier of the termination of this Agreement in accordance with Section 10.1 and the Effective Time, the Company shall not (and the Company shall (i) cause its Subsidiaries not to and (ii) not authorize or permit and shall instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives not to), directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate, encourage or assist any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, or furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries to any Third Party with respect to inquiries regarding, or the making of, an Acquisition Proposal, (iii) fail to publicly make when required under this Agreement, qualify, withdraw, or modify or amend in a manner adverse to Parent, the Transaction Committee Recommendation or the Company Board Recommendation (or recommend an Acquisition Proposal), or publicly propose to do any of the foregoing (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) approve, endorse, recommend or enter into (or agree or publicly propose to do any of the foregoing) any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal (other than a confidentiality agreement with a Third Party to whom the Company is permitted to provide information in accordance with Section 6.4(b)(i)) (a “Company Acquisition Agreement”) or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Statute or similar provision contained in the Company Charter Documents. The Company shall (and the Company shall (i) cause its Subsidiaries to and (ii) instruct and use reasonable best efforts to cause its Representatives and any of its Subsidiaries’ Representatives to) cease immediately and cause to be terminated any and all existing activities, solicitations, encouragements, discussions or negotiations, if any, with any Third Party and its Representatives and its financing sources conducted prior to the date hereof with respect to any Acquisition Proposal or efforts to obtain an Acquisition Proposal, and shall also request such Third Party to promptly return or destroy all confidential information concerning the Company and its Subsidiaries prior to the date hereof.

(b)    Exceptions.

(i)    Prior to (but not at any time from or after) obtaining the Company Stockholders Approval, if the Company receives a bona fide, written Acquisition Proposal from a Third Party after the date hereof (that has not been withdrawn) that did not result from an intentional breach or violation of Section 6.4(a) and, prior to taking any action described in clauses (A) and (B) below, (x) the Transaction Committee determines in good faith, after consultation with outside legal counsel that based on the information then available and after consultation with its financial advisors of nationally recognized reputation, such Acquisition

Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (y) the Company shall have complied with Section 6.4(c), then the Company may, in response to such Acquisition Proposal, directly or indirectly through its Representatives, (A) engage in negotiations or discussions with such Third Party and its Representatives or financing sources with respect to such Acquisition Proposal and (B) thereafter furnish to such Third Party or its Representatives or financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be promptly (and in any event within twenty-four (24) hours) provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 6.4; provided that all such information provided or made available to such Third Party (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent promptly (and in any event within twenty-four (24) hours) after the time it is provided or made available to such Third Party.

(ii)    Prior to (but not at any time from or after) obtaining the Company Stockholders Approval, the Transaction Committee may, following receipt of or on account of a Superior Proposal, make an Adverse Recommendation Change in connection with such Superior Proposal, if such Superior Proposal did not result from an intentional breach or violation of Section 6.4(a) and the Transaction Committee determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Superior Proposal, the failure of the Transaction Committee to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, the Transaction Committee shall not be entitled to effect an Adverse Recommendation Change in connection with a Superior Proposal unless (A) the Transaction Committee promptly notifies Parent, in writing at least three (3) Business Days before making an Adverse Recommendation Change (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall state expressly that the Company has received an Acquisition Proposal that the Transaction Committee has determined to be a Superior Proposal and that the Transaction Committee intends to make an Adverse Recommendation Change; (B) the Transaction Committee attaches to such notice the proposed transaction agreements and the identity of the Third Party making such Superior Proposal; (C) during the Notice Period, if requested (orally or in writing) by Parent, the Transaction Committee has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that such Superior Proposal ceases to constitute a Superior Proposal; and (D) following the Notice Period, the Transaction Committee shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that such Superior Proposal continues to constitute a Superior Proposal and the failure of the Transaction Committee to make an Adverse Recommendation Change in connection with such Superior Proposal is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however that with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material amendment to a term of such Superior Proposal shall require a new written notice by the

Transaction Committee and a new Notice Period (except that the Notice Period shall be reduced to forty-eight (48) hours, or if there are less than forty-eight (48) hours prior to the Company Stockholder Meeting, as much notice as is reasonably practicable), and no such Adverse Recommendation Change in connection with such Superior Proposal may be made during any Notice Period.

(iii)    Prior to (but not at any time from or after) obtaining the Company Stockholders Approval, the Transaction Committee or the Company Board may, if there has been an Intervening Event, make an Adverse Recommendation Change in connection with such Intervening Event if the Transaction Committee or the Company Board, as applicable, determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation that, in light of such Intervening Event, the failure of the Transaction Committee or the Company Board, as applicable, to take such action is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, however, the Transaction Committee and the Company Board shall not be entitled to effect an Adverse Recommendation Change in connection with an Intervening Event unless (A) the Company promptly notifies Parent, in writing at least three (3) Business Days before making an Adverse Recommendation Change, of the intention of the Transaction Committee or Company Board, as applicable, to take such action with respect to such Intervening Event, which notice shall include the facts underlying the Transaction Committee’s or the Company Board’s determination that an Intervening Event has occurred, and state the reasons that the Transaction Committee or the Company Board, as applicable, intends to make an Adverse Recommendation Change, in reasonable detail, (B) during such 3-Business Day period, if requested (orally or in writing) by Parent, the Company has engaged, and has directed its Representatives to engage, in negotiations with Parent in good faith (to the extent Parent desires to negotiate) to amend this Agreement in such a manner that an Adverse Recommendation Change is no longer warranted as a result of the Intervening Event, and (C) following such 3-Business Day period, the Transaction Committee or the Company Board, as applicable, shall have considered in good faith any proposed amendments to this Agreement and determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, taking into account any changes to this Agreement made or proposed in writing by Parent, that the failure of the Transaction Committee or the Company Board, as applicable, to make an Adverse Recommendation Change in connection with such Intervening Event is reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law; provided, that the Company shall not be required to negotiate with Parent in connection with an Adverse Recommendation Change that the Company Board intends to effect in response to an Intervening Event if the Company has already negotiated with Parent in accordance with this Section 6.4(b)(iii) in connection with an Adverse Recommendation Change by the Transaction Committee in response to the same Intervening Event.

(iv)    In addition, nothing contained herein shall prevent the Transaction Committee or the Company Board from complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal or from making legally required disclosure so long as any action taken or statement made to so comply is consistent with this Section 6.4.

(c)    Required Notices. The Company and the Company Board shall not take any of the actions referred to in Section 6.4(b) unless the Company shall have first complied with the applicable requirements of this Section 6.4(c). The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or, if received by any of the Company’s Representatives, after the Company is informed by such Representative) of any Acquisition Proposal or of any inquiries or other communication regarding the making of an Acquisition Proposal, including the material terms and conditions of any such Acquisition Proposal and providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, and the identity of the Person making (or inquiry or communications about) such Acquisition Proposal and its proposed financing sources, if any, and shall keep Parent reasonably informed on a prompt basis (but in any event no later than 24 hours) as to the status (including changes or proposed changes to the material terms) of such Acquisition Proposal. The Company shall also notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party that has informed the Company that it is considering making, or has made, an Acquisition Proposal. The Company shall also notify Parent promptly of the Company’s intention to take the actions set forth in clauses (A) or (B) of Section 6.4(b)(i). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Third Party pursuant to this Section 6.4 subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 6.4.

(d)    Definition of Superior Proposal. For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (provided that, for the purposes of this definition, references to “15%” in the definition of Acquisition Proposal shall be deemed replaced with references to “50%”) that the Transaction Committee has determined in good faith, after considering the advice of its outside legal counsel and financial advisors of nationally recognized reputation and taking into consideration all of the applicable terms, conditions, impacts and all legal, financial, regulatory, fiduciary and other aspects of such Acquisition Proposal the Transaction Committee deems in good faith to be relevant, including, to the extent the Transaction Committee deems relevant, the identity of the Person making the Acquisition Proposal, financing and the status of any required financing relative to the Public Offering, regulatory approvals, stockholder litigation, termination fees, expense reimbursement provisions and the expected timing and risk and likelihood of consummation, (i) would result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than the Merger provided hereunder (after taking into account and giving effect to any adjustments or amendment to this Agreement proposed by Parent) and (ii) is reasonably likely to be consummated in accordance with its terms (including, if there is any contingency relating to financing, that the contingency is reasonably likely to be satisfied).

(e)    The Company acknowledges and agrees that any violation of the restrictions set forth in this Section 6.4 by any Subsidiary or Representative of the Company shall be deemed to be a breach of this Section 6.4 by the Company.

SECTION 6.5.    Litigation.

(a)    The Company shall promptly advise Parent of any Action commenced or, to the Knowledge of the Company, threatened against or involving the Company, any of its Subsidiaries, any of their respective officers or directors, the Transaction Committee, or any Company Vessel, relating to this Agreement or the Transactions and shall keep Parent informed and consult with Parent regarding the status of such Action on an ongoing basis. The Company shall, and shall cause its Subsidiaries to, cooperate with and give Parent the opportunity to consult with respect to the defense or settlement of any such Action, and shall not agree to any settlement without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

(b)    Parent shall promptly advise the Company of any Action commenced or, to the Knowledge of Parent, threatened against or involving Parent or Merger Sub, any of their respective officers or directors, or any Parent Vessels, relating to this Agreement or the Transactions and shall keep the Company informed and consult with the Company regarding the status of the Action on an ongoing basis. Parent shall cooperate with and give the Company the opportunity to consult with respect to the defense or settlement of any such Action and shall not agree to any settlement without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

SECTION 6.6.    Takeover Provisions. If any Takeover Statute or similar provision contained in the Company Charter Documents shall become or is deemed to be applicable to the Transactions after the date of this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors and the Transaction Committee shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated herein and otherwise act to eliminate if possible, and otherwise to minimize, the effects of such Takeover Statute, or such similar provision contained in Company Charter Documents, as applicable, on the Transactions.

SECTION 6.7.    Preferred Stock. On the date of this Agreement, the Company shall submit to the Company Preferred Shareholders the “Redemption Notice” required under Section 7 of the Statement of Designation of the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands on November 23, 2016 setting out the parties’ intention to redeem all outstanding shares of Company Series A Preferred Stock at the Effective Time in accordance with the terms of this Agreement and such Statement of Designation.

SECTION 6.8.    Resignation of Company Officers and Directors. To the extent requested in writing by Parent no less than five (5) Business Days prior to the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent at to the Closing written resignations of each officer, director and manager of the Company and its Subsidiaries, which resignations shall be effective as of, and subject to the occurrence of, the Effective Time.

SECTION 6.9.    Shareholder Agreements. On or prior to the Effective Time, the Company shall use its reasonable best efforts to cause the other parties to the Company Shareholders Agreement to take such actions as are necessary to terminate the Company Shareholders Agreement in its entirety, effective as of the Effective Time (other than the confidentiality provisions set forth in Section 1(d) therein which shall survive the termination thereof).

SECTION 6.10.    Termination of Affiliated Contracts. At or prior to the Closing, the Company shall take all actions the Company is permitted to take under (and shall use its reasonable best efforts to cause its Affiliates to take all actions such Affiliates are permitted to take under) the Contracts set forth on Section 6.10 of the Company Disclosure Letter (the “Terminated Contracts”) to terminate such Contracts, effective as of the Effective Time, or amend such Contracts so as to eliminate any further liability or obligation of the Company or its Subsidiaries thereunder arising after the Effective Time, and shall provide to Parent evidence of such termination or amendment.

SECTION 6.11.    Notices. With respect to each Company Vessel that is entered into a pool, the Company shall, and shall cause each of its Subsidiaries that is a party to a pool agreement to, on the date of this Agreement deliver notice (in a form reasonably satisfactory to Parent) to the applicable pool management company to withdraw such Company Vessel from such pool in ninety (90) days, plus or minus thirty (30) days, in accordance with the terms of such pool agreement. In addition, with respect to each Company Vessel, upon the request of Parent on any date between the date hereof and the Closing, the Company shall (and shall cause its Subsidiaries to) immediately give notice to terminate the technical management agreement applicable to such Company Vessel as of the earliest possible date permitted by such agreement.

SECTION 6.12.    Additional Matters. Following the date of this Agreement, the Company shall, and shall cause its Affiliates to, take the actions set forth on Section 6.12 of the Company Disclosure Letter.

ARTICLE VII

COVENANTS OF PARENT

SECTION 7.1.    Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

SECTION 7.2.    Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)    For six years after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers and directors of the Company or any Company Subsidiary (each, together with such person’s heirs, executors or administrators, an “Indemnified Person”) against any costs or expenses (including, subject to receipt of any undertaking required by applicable Law, advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Person), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action arising out of or pertaining to the fact that the Indemnified Person is or was an officer or director of the Company or any Company Subsidiary, whether asserted or claimed prior to, at or after the Effective Time to the fullest extent permitted by the MIBCA or any other applicable Law or provided under the Company Charter Documents in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. Parent and the Surviving Corporation shall reasonably cooperate with the Indemnified Person in the defense of any such Action.

(b)    For a period of no less than six (6) years after the Effective Time, Parent, to the fullest extent permitted under applicable Law, shall cause to be maintained in effect the provisions in the Company Group Charter Documents of the Surviving Corporation and each Subsidiary of the Company (or in such documents of any successor to the business of the

Surviving Corporation) regarding exculpation, indemnification and advancement of expenses in effect as of immediately prior to the Effective Time or in any agreement, a complete copy of which agreement has been provided by the Company to Parent prior to the date of this Agreement, to which the Company or any of its Subsidiaries is a party, in each case in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s articles of incorporation set forth in Exhibit A or in the other Company Group Charter Documents or any such agreement in any manner that would adversely affect the rights thereunder of any individual who immediately before the Effective Time was an Indemnified Person; provided, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(c)    Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to either (i) continue to maintain in effect for a period of no less than six (6) years after the Effective Time the Company’s directors’ and officers’ insurance policies (the “D&O Insurance”) in place as of the date of this Agreement or (ii) purchase comparable D&O Insurance for such six (6)-year period from a carrier with comparable or better credit ratings to the Company’s existing directors’ and officers’ insurance policies, in each case, with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable (in the aggregate) to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time; provided, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate premium amount in excess of 250% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.2(c) of the Company Disclosure Letter (the “Premium Cap”); provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding the Premium Cap. At the Company’s option, the Company may purchase, prior to the Effective Time, a prepaid “tail policy” for a period of no more than six (6) years after the Effective Time with coverage for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time, in which event Parent shall cease to have any obligations under the first sentence of this Section 7.2(c); provided, that the aggregate premium for such policies shall not exceed the Premium Cap. In the event the Company elects to purchase such a “tail policy,” the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail policy” in full force and effect and continue to honor its obligations thereunder.

(d)    If either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties, rights and other assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, succeed to or assume the applicable obligations of such party set forth in this Section 7.2.

(e)    The rights of each Indemnified Person under this Section 7.2 shall be in addition to any rights such Person may have under the Company Group Charter Documents, under the MIBCA or any other applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person.

SECTION 7.3.    Stock Exchange Listing. Parent shall use its reasonable best efforts to take all actions, and do all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to ensure that the shares of Parent Common Stock comprising the Aggregate Merger Consideration are listed on the NYSE prior to or as of the Effective Time, and the Company shall cooperate with Parent with respect to such approval.

SECTION 7.4.    Parent Public Offering. The Company acknowledges that Parent is in the process of registering an underwritten public offering of shares of Parent Common Stock under the Securities Act on terms reasonably acceptable to Parent, subject to market conditions and the sole discretion of the Parent Board or committee thereof, pursuant to which the aggregate gross proceeds to be received by Parent shall not be greater than $200 million (excluding any exercise of customary over-allotment options granted to underwriters in connection therewith; provided, that the aggregate gross proceeds to be received by Parent pursuant to any such over-allotment options shall not be greater than $30 million) (such offering, on the terms described in this sentence, the “Public Offering”). The Company shall use its reasonable best efforts to furnish to Parent all information concerning the Company and its Affiliates to be included in the Public Offering marketing materials and other Parent Disclosure Documents relating to such Public Offering unless such information has been provided on or prior to the date hereof, and shall provide such other assistance, in each case as may be reasonably requested by Parent or the relevant underwriters in connection with such Public Offering. Parent shall provide PJT Partners LP, as the Company’s financial advisor, with periodic communications regarding the status and timing of such Public Offering. If any event occurs with respect to the Company, or any change occurs with respect to information supplied by the Company for inclusion in the Parent Disclosure Documents relating to such Public Offering, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, such Parent Disclosure Documents so that such documents would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event or information, and Parent and the Company shall cooperate in the prompt (as the context may require) preparation and furnishing of any necessary amendment or supplement for inclusion in such Parent Disclosure Documents and, as required by applicable Law, in disseminating the information contained in such Parent Disclosure Documents to the applicable recipients thereof (if necessary). Parent shall not be responsible for any delay in the Public Offering or in furnishing any such amendment or supplement to such Parent Disclosure Documents to the applicable recipients thereof to the extent such delay arises from the Company’s review, after the date of this Agreement, of such amendment or supplement or Parent’s prompt and good faith consideration and incorporation of any comments to such amendment or supplement proposed by the Company or the Company’s auditors after the date of this Agreement.

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

SECTION 8.1.    Proxy Statement; Registration Statement; Company Stockholders Meeting.

(a)    As soon as reasonably practicable but no later than five (5) Business Days following the date of this Agreement, Parent and the Company shall jointly prepare, and Parent shall file with the SEC a registration statement on Form F-4 to register, under the 1933 Act, the shares of Parent Common Stock issuable in the Merger (together with all amendments supplements and exhibits thereto, the “Registration Statement”), which shall include a prospectus with respect to the shares of Parent Common Stock issuable in the Merger and a proxy statement to be sent to the stockholders of the Company (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs) relating to the Company Stockholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”); provided, that the filing of the Registration Statement and Proxy Statement more than five (5) Business Days following the date of this Agreement shall not be deemed a breach of this Section 8.1(a) to the extent such delay resulted from the Company’s review of the Registration Statement or Parent’s prompt and good faith consideration and incorporation of any comments thereto proposed by the Company. Parent and the Company shall use their respective reasonable best efforts to cause the Registration Statement to be declared effective under the 1933 Act as soon as reasonably practicable after such filing. The Company shall use its reasonable best efforts furnish to Parent all information concerning the Company and its Affiliates to be included in the Registration Statement and the Proxy Statement and requested by Parent no later than two (2) Business Days following the date of such request, and shall provide such other assistance, in each case as may be reasonably requested by Parent in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement, and the Registration Statement. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company and Parent shall (i) provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response), and (ii) consider in good faith all comments reasonably proposed by the other within a reasonable time after having been provided such document or response for its review. Parent shall advise the Company, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of any request by the SEC for amendment of the Registration Statement or Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b)    If prior to the Company Stockholders Meeting, any event occurs with respect to Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or

Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Parent shall promptly notify the Company of such event or information, and the Company and Parent shall cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the receipt of such notice and (ii) the date of the Company Stockholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs); provided, that any delay in furnishing any such amendment or supplement to the SEC following the receipt of any such notice shall not be deemed a breach of this Section 8.1(b) by either party to the extent such delay resulted from the other party’s review of the amendment or supplement or the prompt and good faith consideration and incorporation of any comments thereto proposed by such other party. Nothing in this Section 8.1(b) shall limit the obligations of any party under Section 8.1(a).

(c)    If prior to the Company Stockholders Meeting, any event occurs with respect to the Company or any of its Subsidiaries, any Acquisition Proposal is received by the Company or any Adverse Recommendation Change is made in connection with an Acquisition Proposal or Intervening Event as permitted by Section 6.4(b), or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement or Registration Statement, in each case which is required by applicable Law to be described in an amendment of, or a supplement to, the Proxy Statement or Registration Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company shall promptly notify Parent of such event, and the Company and Parent shall reasonably cooperate in the prompt, and in any event within the earlier of (i) three (3) Business Days following the happening of such event requiring an amendment or supplement and (ii) the date of the Company Stockholders Meeting, preparation and furnishing to the SEC of any necessary amendment or supplement to the Proxy Statement or Registration Statement and, as required by applicable Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs); provided that any delay in furnishing any such amendment or supplement to the SEC following such event shall not be deemed a breach of this Section 8.1(c) by either party to the extent such delay resulted from the other party’s review of the amendment or supplement or the prompt and good faith consideration and incorporation of any comments thereto proposed by such other party. Nothing in this Section 8.1(c) shall limit the obligations of any party under Section 8.1(a).

(d)    No amendment or supplement to the Registration Statement or the Proxy Statement will be made by Parent or the Company without the approval of the other party hereto, which approval shall not be unreasonably withheld, conditioned or delayed; provided, that the Company, in connection with an Adverse Recommendation Change made in compliance with the terms hereof may amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to an amendment or supplement (including by incorporation by reference) to the extent it contains (i) an Adverse Recommendation Change, (ii) a statement of the reason of the Transaction Committee for making such an Adverse Recommendation Change, and (iii) additional information reasonably related to the foregoing.

(e)    The Company shall, as soon as reasonably practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of the stockholders (the “Company Stockholders Meeting”) for the sole purpose of seeking the Company Stockholders Approval, and shall not submit any other proposals in connection with such Company Stockholders Meeting without the prior written consent of Parent; provided that the Company (i) shall cause the Proxy Statement to be mailed to the Company’s stockholders (and, to the extent applicable, the holders of any outstanding Company Stock Options or Company RSUs) no later than two (2) Business Days after the Registration Statement is declared effective under the 1933 Act, and (ii) shall use its reasonable best efforts to hold the Company Stockholders Meeting on the fifteenth (15) calendar day following the first mailing of the Proxy Statement to the Company’s stockholders (or if such day is not a Business Day, on the next succeeding Business Day). Subject to Section 6.4(b), the Company shall use its reasonable best efforts to solicit the Company Stockholders Approval. The Transaction Committee and the Company Board shall recommend to the Company Common Shareholders that they give the Company Stockholders Approval and shall include such recommendation in the Proxy Statement, except to the extent that the Transaction Committee or the Company Board shall have made an Adverse Recommendation Change as permitted by Section 6.4(b). The Company agrees that its obligations to hold the Company Stockholders Meeting pursuant to this Section 8.1 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal, the occurrence of any Intervening Event or by the making of any Adverse Recommendation Change. The Company shall not adjourn or postpone the Company Stockholders Meeting without the prior written consent of Parent; provided, that the Company shall have the right to adjourn or postpone the Company Stockholders Meeting if: (i) after consultation with Parent, for a single period not to exceed ten (10) Business Days from the date on which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholders Approval; (ii) on the date on which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting; or (iii) after consultation with Parent, the failure to adjourn or postpone the Company Stockholders Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required amendment or supplement to the Proxy Statement to be timely provided to the holders of Company Common Stock (the period that the Company Stockholders Meeting is adjourned or postponed, the “Adjournment Period”) .

SECTION 8.2.    Regulatory and Other Undertakings.

(a)    Subject to the terms and conditions of this Agreement, the parties hereto shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents that are necessary, proper or advisable to consummate the Transactions, including certain Parent Disclosure Documents, (ii) obtaining and maintaining any approvals, consents, registrations, waivers, amendments, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions; (iii) making any other submissions required in connection with the consummation of the Merger under the 1933 Act, the 1934 Act, the MIBCA, applicable state or federal securities Laws or the NYSE or NOTC rules and regulations, and (iv) taking or causing to be taken all other actions necessary, proper or advisable consistent with this Section 8.2 to cause the expiration of the applicable waiting periods, or receipt of required consents, approvals or authorizations under such Laws as soon as practicable; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries expressly permitted by Sections 6.4(b) or 8.1.

(b)    Notwithstanding anything in this Section 8.2 or otherwise in this Agreement, none of Parent, Merger Sub or the Company shall be required or permitted, without the prior written consent of Parent, to consent to any requirement, condition, limitation, understanding, agreement or order of a Governmental Authority (x) to sell, divest, license, assign, transfer, hold separate or otherwise dispose of any portion of the assets or business of the Company, the Surviving Corporation, Parent or Merger Sub, or any of their respective Subsidiaries, or (y) that limits the freedom of action with respect to, or ability to retain, any of the businesses, services, or assets of the Company, the Surviving Corporation, Parent or Merger Sub or any of their respective Subsidiaries, in order to be permitted by such Governmental Authority to consummate the Transactions.

SECTION 8.3.    Certain Filings. The parties hereto shall cooperate with one another (i) in connection with the preparation of the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents (including with respect to the Public Offering), (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any contracts, in connection with the consummation of the Transactions, and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any other Parent Disclosure Documents (including with respect to the Public Offering) and seeking timely to obtain any such actions, consents, approvals or waivers. No party shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any Governmental Authority without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, delayed or conditioned.

SECTION 8.4.    Public Announcements. Subject to Section 6.4, the Company and Parent shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the Transactions and neither the Company, Parent nor any of their Affiliates shall issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of Parent (in the case of the Company and its Affiliates) or the Company (in the case of Parent and its Affiliates), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Parent’s Form 6-K on the date of this Agreement in the form previously provided by Parent to the Company, and to the filing, furnishing, distribution or dissemination of any Parent Disclosure Documents by Parent, and (b) that nothing herein will prohibit the making of any public statement or press release (x) by Parent to the extent required by the relevant underwriters in connection with the Public Offering or (y) by a party to the extent that in the judgment of such party upon the advice of its outside counsel such public statement or press release is required by applicable Law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such public statement or press release will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such public statement or press release in advance of its issuance.

SECTION 8.5.    Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

SECTION 8.6.    Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NOTC to enable the de-listing by the Surviving Corporation of the shares of Company Common Stock from the NOTC as promptly as practicable on or after the Effective Time, and in any event no more than ten days thereafter.

SECTION 8.7.    Notices of Certain Events. Prior to the Effective Time or the earlier termination of this Agreement in accordance with Section 10.1, each of the Company and Parent shall promptly notify the other if to the Knowledge of the Company or the Knowledge of Parent, as the case may be:

(a)    any written notice or other written communication is received from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the Transactions;

(b)    any written notice or other written communication is received from any Governmental Authority in connection with the Transactions;

(c)    any action, suit, claim, investigation or proceeding is commenced or, to the Knowledge of the Company or the Knowledge of Parent, as the case may be, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Company Vessels or Parent and any of its Subsidiaries or Parent Vessels, as applicable, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement;

(d)    any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof that could reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied;

(e)    any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder occurs that would or would reasonably be expected to cause any of the conditions set forth in Article IX not to be satisfied; and

(f)    any event occurs that has had a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.

Notwithstanding the foregoing, the failure by a party hereto to comply with this Section 8.7 shall not constitute a breach or noncompliance of a covenant by such party for determining the satisfaction of the conditions set forth in Section 9.2(c) or Section 9.3(c).

SECTION 8.8.    Transfer Taxes. The parties to this Agreement shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the Transactions (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. From and after the Effective Time, Parent shall pay or cause to be paid all Transfer Taxes.

ARTICLE IX

CONDITIONS TO THE MERGER

SECTION 9.1.    Conditions to Obligations of Each Party. The respective obligations of each party hereto to effect the Merger are subject to the satisfaction of the following conditions:

(a)    no applicable Law preventing or prohibiting the consummation of the Merger shall be in effect;

(b)    the Company Stockholders Approval shall have been obtained;

(c)    (i) the Registration Statement shall have become effective under the 1933 Act and shall not be the subject of any stop order suspending the effectiveness thereof or any proceedings seeking any such stop order; and (ii) the shares of Parent Common Stock included in the Aggregate Merger Consideration shall have been approved for listing on NYSE, subject to the completion of the Merger;

(d)    the Additional Director shall have been appointed to the Parent Board, effective as of the Closing; and

(e)    the Public Offering shall have been consummated.

SECTION 9.2.    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver by Company of the following conditions:

(a)    (i) the representations and warranties of Parent and Merger Sub contained in Section 5.11(a)(ii) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, (ii) the representations and warranties of Parent and Merger Sub contained in the first sentence of Section 5.1, Section 5.2(a), Section 5.4(a), the first sentence of Section 5.4(b) and Section 5.15 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), (iii) the representations and warranties of Parent and Merger Sub contained in the second and third sentences of Section 5.4(b), Section 5.4(c), Section 5.4(d), Section 5.5(a), Section 5.5(c) (excluding the last sentence thereof), Section 5.5(d), Section 5.12, Section 5.13 and Section 5.18 of this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (iv) all of the other representations and warranties of Parent and Merger Sub contained in this Agreement or in any certificate or other writing delivered by Parent pursuant hereto (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall be true and correct as of the Closing Date as if made at and as of the Closing Date (except (x) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (y) where the failure of such representations and warranties to be so true and correct would not have a Parent Material Adverse Effect);

(b)    Parent and Merger Sub shall have performed and complied with in all material respects all of the covenants and obligations required to be performed or complied with by them under this Agreement on or prior to the Closing Date; and

(c)    Parent shall have delivered to the Company as of the Closing Date, a certificate, dated as of such date, executed by an executive officer of Parent to the effect that the conditions set forth in clauses (a) and (b) of this Section 9.2 have been satisfied as of the Closing Date.

SECTION 9.3.    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver by Parent of the following conditions:

(a)    (i) the representations and warranties of the Company contained in Section 4.11(a)(ii) of this Agreement shall be true and correct in all respects as of the Closing

Date as if made at and as of the Closing Date, (ii) the representations and warranties of the Company contained in the first sentence of Section 4.1, Section 4.2(a), Section 4.4(a), the first sentence of Section 4.4(c) and Section 4.22 of this Agreement shall be true and correct (except for de minimis exceptions) as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct (except for de minimis exceptions) as of such other time), (iii) the representations and warranties of the Company contained in the second, third and fourth sentences of Section 4.4(c), Section 4.4(d), Section 4.4(e), Section 4.5(a), Section 4.5(c) (excluding the last sentence thereof), Section 4.5(d), Section 4.6(a), Section 4.14, Section 4.19 and Section 4.25 of this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time), and (iv) all of the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except (x) to the extent any such representation and warranty by its terms addresses matters only as of another specified time, in which case such representation and warranty will be true and correct in all material respects as of such other time or (y) where the failure of such representations and warranties to be so true and correct would not have a Company Material Adverse Effect);

(b)    all of the consents and waivers set forth on Section 9.3(b) of the Company Disclosure Letter shall be in full force and effect on the Closing Date;

(c)    the Company shall have performed and complied with in all material respects with each of the covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date;

(d)    the Company shall have delivered to Parent as of the Closing Date a certificate, dated as of such date, executed by an executive officer of the Company to the effect that the conditions set forth in clauses (a) and (c) of this Section 9.3 have been satisfied;

(e)    the Company Shareholder Agreement and each Terminated Contract shall have been terminated effective as of the Effective Time (or, in the case of any Terminated Contract, amended so as to eliminate any further liability or obligation of the Company or its Subsidiaries thereunder arising after the Effective Time), and the Company shall have provided to Parent evidence of the foregoing.

SECTION 9.4.    Frustration of Closing Conditions. Neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.1, Section 9.2 or Section 9.3, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by and subject to Section 8.2 or Section 8.5.

ARTICLE X

TERMINATION; AMENDMENT; WAIVER

SECTION 10.1.    Termination. This Agreement may be terminated at any time prior to the Effective Time (notwithstanding the receipt of the Company Stockholders Approval) as follows; provided that approval of the Transaction Committee shall be necessary for termination by the Company and the Transaction Committee may prosecute any action related to this Agreement on behalf of the Company:

(a)    by mutual written agreement of the Company and Parent; or

(b)    by either the Company or Parent, if:

(i)    the Effective Time shall not have occurred on or before July 7, 2017 (the “End Date”); provided, that if (A) the Company Stockholder Meeting shall not have occurred by such date and (B) all other conditions in Article IX (other than the conditions set forth in Section 9.1(b) and Section 9.1(c)) are satisfied or are capable of being satisfied by such date, then Parent or the Company may elect, by written notice to the other party, to extend the End Date to September 20, 2017; provided, further, that if the Company Stockholders Meeting shall have been adjourned or postponed in accordance with Section 8.1(e), the End Date will be extended by the Adjournment Period; provided, however, that the right to extend the End Date under this Section 10.1(b)(i) shall not be available to any party whose material breach of any covenants or agreements contained in this Agreement is the primary cause of the failure to consummate the Merger on or prior to the End Date; provided, further, however, that if the party terminating this Agreement is in material breach of any covenants or agreements contained in this Agreement and such material breach is the primary cause of the failure to consummate the Merger on or prior to the End Date, then the terminating party shall remain fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such material breach; or

(ii)    the Company Stockholders Approval shall not have been obtained after a vote of the Company’s stockholders has been taken and completed at the duly convened Company Stockholders Meeting or at any adjournment or postponement thereof; or

(iii)    there shall be any applicable Law that prohibits the Company, Parent, or Merger Sub from consummating the Merger and such prohibition shall have become final and nonappealable; or

(c)    by Parent, if:

(i)    an Adverse Recommendation Change shall have occurred;

(ii)    prior to the taking of a vote to adopt this Agreement at the Company Stockholders Meeting or at any adjournment or postponement thereof, the Company shall have intentionally and materially breached any of the covenants or obligations under

Section 6.4 (the parties acknowledging that the Company shall be deemed to have intentionally and materially breached such covenants or obligations if an Acquisition Proposal arises from an intentional breach or violation of Section 6.4(a));

(iii)    prior to the receipt of the Company Stockholder Approval, the Transaction Committee or the Company Board fails publicly to reaffirm its recommendation of this Agreement or the Merger within ten (10) Business Days of an Acquisition Proposal being publicly announced (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 10.1(c)(iii));

(d)    by the Company, if within seven (7) Business Days following the public announcement of the execution of this Agreement (the “Pricing Period”), the Public Offering has not been priced by Parent, subject only to customary “T+3” settlement; provided, that the Company shall only have the right to terminate this Agreement pursuant to this Section 10.1(d) during the period beginning on the expiration of the Pricing Period and ending on the fifth (5th) Business Day thereafter; provided, further that if (i) the Company breaches any representations, warranties, covenants or agreements contained in this Agreement, (ii) such breach results in (A) the information in the Parent Disclosure Documents relating to the Public Offering containing an untrue statement of a material fact or omitting to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading or (B) the Company’s auditors not providing a customary comfort letter at the pricing of the Public Offering consistent with the circled request made prior to pricing, the Company’s auditors withdrawing such comfort letter prior to the pricing of the Public Offering, or the Company’s auditors not providing customary consent to incorporate the Company’s financial information into the Parent Disclosure Documents relating to the Public Offering, and (iii) the circumstances described in clauses (ii) are the primary cause of Parent’s failure to price such a Public Offering, then the Pricing Period shall be extended until the second Business Day after, in the case of clause (ii)(A), the misstatement or omission in the Parent Disclosure Documents relating to the Public Offering has been corrected through a supplement or amendment, and in the case of clause (ii)(B), the Company’s auditor provides a customary comfort letter or consent, as applicable (or in either case, such breach is cured or waived in all material respects);

(e)    by the Company, (i) if Parent and Merger Sub shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement, or (ii) if any representation or warranty of Parent and Merger Sub shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate, has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.2(a) or Section 9.2(c) (such circumstance, a “Material Parent Breach”), and such Material Parent Breach cannot be or, to the extent curable by Parent or Merger Sub, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by Parent by the End Date, such twenty (20) day period shall be extended until the second Business Day prior to the End Date solely to the extent during such period Parent is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph if the Company is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.3(a) or Section 9.3(c); or

(f)    by Parent, (i) if the Company shall have breached or failed to perform any of its covenants or obligations set forth in this Agreement (other than its covenants and obligations under Section 6.4), or (ii) if any representation or warranty of the Company shall have become untrue, in each case of clauses (i) and (ii), which breach or failure to perform or to be true, individually or in the aggregate has resulted or would reasonably be expected to result in a failure of a condition set forth in Section 9.3(a) or Section 9.3(c) (such circumstance, a “Material Company Breach”), and such Material Company Breach cannot be or, to the extent curable by the Company, has not been cured by the earlier of (1) the End Date and (2) twenty (20) days after the giving of written notice to Parent of such breach or failure; provided, that if such breach or failure to perform is capable of being cured by the Company by the End Date, such twenty (20) day period shall be extended until the second Business Day prior to the End Date solely to the extent during such period the Company is using its reasonable best efforts to cure such breach or failure to perform; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph if Parent or Merger Sub is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.2(a) or Section 9.2(c).

The party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other parties.

SECTION 10.2.    Effect of Termination. If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, if such termination shall result from the material breach by a party of its covenants and agreements hereunder or fraud, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure. The provisions of this Section 10.2 and Article XI shall survive any termination hereof pursuant to Section 10.1.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1.    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Parent or Merger Sub, to:

Scorpio Tankers Inc.

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attention: Luca Forgione

Email: legal@scorpiogroup.net

with a copy to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Edward S. Horton and Michael S. Timpone

Email: horton@sewkis.com and timpone@sewkis.com

if to the Company, to:

Navig8 Product Tankers Inc.

2nd Floor, Kinnaird House

1 Pall Mall East, London SW1Y 5AU

Attention: Daniel Chu

Email: daniel@navig8group.com

with a copy to:

Navig8 Product Tankers Inc.

230 Park Avenue, 10th Floor, Suite 128

New York, New York 10169

Attention: Transaction Committee

Email: Navig8TC@Wlrk.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

Email: SACohen@WLRK.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

SECTION 11.2.    Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

SECTION 11.3.    Amendments and Waivers.

(a)    Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) any such amendment or waiver on behalf of the Company shall require the approval of the Transaction Committee, and (ii) after the Company Stockholders Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the MIBCA unless such amendment is subject to stockholder approval.

(b)    No waiver shall be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

SECTION 11.4.    Expenses.

(a)    General. Except as expressly otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such costs or expenses.

(b)    Termination Fee.

(i)    If this Agreement (A) is terminated by Parent pursuant to Section 10.1(c), (B) is terminated by the Company or Parent pursuant to Section 10.1(b)(i) and at such time Parent could have terminated this Agreement pursuant to Section 10.1(c), (C) is terminated by the Company or Parent pursuant to Section 10.1(b)(ii), or (D) is terminated by the Company or Parent pursuant to Section 10.1(b)(i) and at such time Parent could have terminated this Agreement pursuant to Section 10.1(b)(ii), then the Company shall pay to Parent in immediately available funds the Termination Fee, in the case of a termination by Parent, within two Business Days after such termination and, in the case of a termination by the Company, at the time of such termination. “Termination Fee” means, (1) with respect to a termination pursuant to the foregoing clauses (A) or (B), $10,000,000 in cash, and (2) with respect to a termination pursuant to the foregoing clauses (C) or (D), $2,500,000 in cash.

(ii)    If (A) this Agreement is terminated (x) by Parent pursuant to Section 10.1(f)(i), (y) by the Company or Parent pursuant to Section 10.1(b)(ii) or (z) by the Company or Parent pursuant to Section 10.1(b)(i) and at such time Parent could have terminated this Agreement pursuant to Section 10.1(b)(ii) or Section 10.1(f)(i), (B) at any time after the date of this Agreement and (I) in the case of a termination pursuant to Section 10.1(f)(i), or pursuant to Section 10.1(b)(i) at such time that Parent could have terminated this Agreement pursuant to Section 10.1(f)(i), prior to the applicable breach an Acquisition Proposal (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 11.4(b)(ii)) shall have been made and shall not have been withdrawn, or (II) in the case of a termination pursuant to Section 10.1(b)(ii), or pursuant to Section 10.1(b)(i) when at such time Parent could have terminated this Agreement pursuant to Section 10.1(b)(ii), prior to the taking of a vote to adopt this Agreement at the Company Stockholders Meeting or at any adjournment or postponement thereof, an Acquisition Proposal shall have been made and shall not have been withdrawn (with 50% being substituted for references to 15% in the definition thereof for the purposes of this Section 11.4(b)(ii)) and (C) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated, then the Company shall pay to Parent a fee in the amount of $10,000,000 (the “Tail Fee”) (less any payment made by the Company pursuant to Section 11.4(b)(i)) in immediately available funds within two Business Days after the occurrence of the last of the events described in clauses (A), (B) and (C) of this Section 11.4(b)(ii).

(c)    Other Costs and Expenses. The Company acknowledges that the agreements contained in this Section 11.4 are an integral part of the Transactions and that, without these agreements, Parent and Merger Sub would not enter into this Agreement. Accordingly, if the Company fails to pay any amount due to Parent on or prior to the date such amounts are due pursuant to this Section 11.4, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amount due pursuant to this Section 11.4, the Company shall also pay any costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Parent or Merger Sub in connection with a legal action or proceeding to enforce the obligations to pay the Termination Fee or Tail Fee that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A., in effect on the date such amounts were originally due hereunder, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

(d)    Parent and Merger Sub agree that, upon any valid termination of this Agreement in accordance with the terms herein under circumstances where the Tail Fee (or Termination Fee if that is the amount payable and no payment could be payable under Section 11.4(b)(ii)) is payable by the Company pursuant to this Section and such Tail Fee (or Termination Fee) is received in full, Parent and Merger Sub shall be precluded from any other remedy against the Company, at law or in equity or otherwise, and neither Parent nor Merger Sub shall seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of the Company’s Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the Transactions. In no event will the Company be required to (i) pay the Termination Fee to the other Party on more than one occasion or (ii) pay the Tail Fee to the other Party on more than one occasion.

SECTION 11.5.    Exhibits; Disclosure Letters. All Exhibits annexed hereto are hereby incorporated in and made a part of this Agreement as if set forth in full herein. References to this Agreement shall include the Company Disclosure Letter and the Parent Disclosure Letter. The parties hereto agree that any reference in a particular Section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the corresponding Section of this Agreement and any other representations and warranties that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. The mere inclusion of an item in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to (or, as applicable, a disclosure for purposes of) a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item would have a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable or establish any standard of materiality to define further the meaning of such terms for purposes of this Agreement.

SECTION 11.6.    Waiver. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Stockholders Meeting, Parent (on behalf of itself and Merger Sub) may (a) extend the time for the performance of any of the covenants, obligations or other acts of the Company, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of the Company or with any conditions to its own obligations. Any agreement on the part of Parent (on behalf of itself and Merger Sub) to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of Parent by its duly authorized officer. Subject to Section 11.3 hereof, at any time prior to the Effective Time, whether before or after the Company Stockholders Meeting, the Company may (a) extend the time for the performance of any of the covenants, obligations or other acts of Parent or Merger Sub, or (b) waive any inaccuracy of any representations or warranties or compliance with any of the agreements or covenants of Parent or Merger Sub or with any conditions to its own obligations. Any agreement on the part of the Company to any such extension or waiver will be valid only if such waiver is set forth in an instrument in writing signed on behalf of the Company by its duly authorized officer. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights. The waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

SECTION 11.7.    Governing Law. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except (a) to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger and (b) all matters relating to the fiduciary duties of the Company Board and the Transaction Committee shall be subject to the laws of the Republic of the Marshall Islands.

SECTION 11.8.    Jurisdiction. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY

FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

SECTION 11.9.    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 11.10.    No Third Party Beneficiaries. Except as provided in Section 7.2 (which provisions are intended to be for the benefit of the Persons referred to therein, and may be enforced by any such Person), the parties hereto hereby agree that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties.

SECTION 11.11.    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 11.12.    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

SECTION 11.13.    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

SECTION 11.14.    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 11.15.    Binding Effect; Benefit; Assignment.

(a)    The provisions of this Agreement shall be binding upon and, except as provided in Section 7.2, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.2, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b)    No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement after the Effective Time to any Affiliate of Parent or such Merger Sub; provided, that no such assignment shall relieve Parent of any obligations under this Agreement. Any purported assignment without such prior written consents shall be void.

SECTION 11.16.    Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

SECTION 11.17.    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
	Name:	Brian M. Lee
	Title:	Chief Financial Officer

STI MERGER SUBSIDIARY COMPANY LIMITED

By:	/s/ Brian M. Lee
	Name:	Brian M. Lee
	Title:	Secretary

NAVIG8 PRODUCT TANKERS INC.

By:	/s/ Nicolas Busch
	Name:	Nicolas Busch
	Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit 2.2

STOCK PURCHASE AND SALE AGREEMENT

This STOCK PURCHASE AND SALE AGREEMENT (this “Agreement”) is made as of May 23, 2017 by and between Navig8 Product Tankers (E-Ships) Inc., a corporation incorporated and existing under the laws of the Republic of the Marshall Islands (“Seller”), and Scorpio Tankers Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“Purchaser”).

WHEREAS, Seller owns, legally and beneficially, one hundred percent (100%) of the issued and outstanding capital stock (the “Shares”) of the entities set forth on Annex A under the heading “Company” (each such entity a “Company” and collectively, the “Companies”), each of which owns the vessel set forth opposite the name of such Company on Annex A (each a “Vessel” and collectively, the “Vessels”);

WHEREAS, simultaneously herewith, Purchaser, STI Merger Subsidiary Company Limited, a corporation organized under the laws of the Republic of the Marshall Islands and a wholly-owned subsidiary of Purchaser (“Merger Sub”), and Navig8 Product Tankers Inc, a corporation organized under the laws of the Republic of the Marshall Islands and the parent company of Seller (“NPTI”), are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into NPTI, and NPTI will be the surviving corporation in accordance with the Marshall Islands Business Corporations Act (the “Merger”).

WHEREAS, Seller desires to sell to Purchaser, and Purchaser wishes to purchase, or cause its nominee to purchase the Shares, all upon the terms and subject to the conditions herein contained;

NOW, THEREFORE, in consideration of the mutual covenants described below and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto hereby covenant and agree as follows:

SECTION 1. Purchase and Sale of the Shares.

1.1 At the closing of the transactions contemplated herein (the “Closing”) and upon the terms and conditions hereinafter set forth, Seller shall deliver and sell the Shares to Purchaser and Purchaser shall purchase the Shares for One Hundred Fifty Six Million Dollars ($156,000,000), less estimated Closing Debt (as defined herein) of One Hundred Thirteen Million Seven Hundred Fifty Thousand Nine Hundred Sixty Three Dollars ($113,750,963), or Forty Two Million Two Hundred Forty Nine Thousand Thirty Seven United States Dollars ($42,249,037) (the “Estimated Purchase Price”), which shall be subject to adjustment pursuant to Section 1.2. Subject to the provisions of Section 5, the Closing shall take place: (a) in New York City at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 as soon as possible, but in any event no later than the date that is five (5) business days after the date the conditions set forth in Section 5 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; or b) at such other place, at such other time or on such other date as Purchaser and Seller may mutually agree in writing. Purchaser agrees to waive the conditions set forth in Sections 5.1(d) (other than if the failure to obtain such notifications, consents, authorizations, approvals and clearances would result in the consummation of the transactions contemplated by this Agreement being illegal) (e), (i) and (j) on June 20, 2017, to the extent Seller is unable to satisfy those conditions by such dated having used its reasonable best efforts. In the event that the condition set forth in Section 5.1(d) is not satisfied because the Lenders (as defined in the Loan Agreement (as hereinafter defined)) have not consented in accordance with the Finance Documents (as defined in the Loan Agreement) to the transactions contemplated hereby and have not delivered to Seller and its applicable affiliates a customary release letter in respect of all of Seller’s and such affiliates’ obligations under the Finance Documents (such consent and release, the “Lenders’ Consent”), the Estimated Purchase Price to be paid at Closing shall be increased (but not above One Hundred Fifty Six Million Dollars ($156,000,000)) by an amount sufficient to repay in full all the Seller’s obligations under the Loan Agreement and the other Finance Documents. The date on which the Closing actually takes place is referred to as the “Closing Date”.

1.2 As promptly as practicable (and in any event not more than 30 days) after the Closing Date, Seller shall deliver to Purchaser a statement (the “Closing Statement”) certifying as of the Closing Date (i) the actual amount of indebtedness (principal and interest), obligations and liabilities of the Companies as of the Closing Date after giving effect to any repayment by Seller of obligations under the Finance Documents), less the actual balance of the Debt Service Reserve Account (as defined in the Loan Agreement) (the “Closing Debt”), and (ii) a balance sheet of the Companies reflecting all assets of the Companies as of the Closing Date other than the Vessels (and other than the working capital (the “Working Capital”) of the Companies under pool agreements (collectively, the “Pool Agreements”) with Navig8 Pool Inc. (the “Pool Company”) intercompany receivables from NPTI and its subsidiaries, and any intangible assets) and all liabilities of the Companies as of the Closing Date other than the Closing Debt (and other than the contingent amounts which the Companies shall owe to the Pool Company for bunkers remaining on board the Companies’ vessels at redelivery under the Pool Agreements (the “Bunker Payment”) and intercompany payables to NPTI and its subsidiaries), calculated in accordance with U.S. generally accepted accounting principles (such assets minus such liabilities, the “Closing Net Assets Amount”). Seller shall promptly give Purchaser and its advisors access to all books and records and work papers reasonable requested in order for Purchaser to verify the accuracy and calculation of the items reflected in the Closing Statement. The parties will attempt to resolve and agree by not later than the date which is 45 days after the Closing Date all amounts in the Closing Statement and if not resolved by such date Purchaser shall deliver notice to Seller specifying its objections to the amounts reflected in the Closing Statement and the items with respect to which Purchaser has objected shall be resolved by submission to an independent public accounting firm (the “Dispute Accountants”) selected by mutual agreement of Seller and Purchaser.

Upon final agreement or determination (by agreement of Seller and Purchaser and/or by determination of the Dispute Accountants) of the amounts reflected in the Closing Statement (such amounts as finally so determined being referred to as the “Final Closing Statement”), an adjustment of the price payable hereunder shall be calculated as follows: (A) if the Closing Debt as reflected in the Final Closing Statement exceeds $113,750,963, then there shall be a negative adjustment in the amount of such excess; or if the Closing Debt as reflected in the Final Closing Statement is less than $113,750,963 , then there shall be a positive adjustment in the amount of such shortfall, and (B) if the Closing Net Asset Amount as reflected in the Final Closing Statement is a positive amount, then there shall be a positive adjustment in such amount; or if the Closing Net Asset Amount is a negative amount, then there shall be a negative adjustment in such amount. The net adjustment resulting from calculations in (A) and (B) above (the “Adjustment”) shall be paid by Seller to Purchaser or by Purchaser to Seller (as the case may be) in cash in immediately available funds within five business days after it is finally determined pursuant to this Section 1.2. The Estimated Purchase Price plus or minus the Adjustment (as the case may be) shall be referred to herein as the “Purchase Price”.

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SECTION 2. Delivery of the Shares and Payment of Purchase Price. At the Closing:

2.1 Seller shall cause indefeasible delivery and transfer of the Shares to Purchaser or its nominee directly.

2.2 Purchaser shall deliver to Seller the full amount of the Estimated Purchase Price for the Shares by wire transfer of immediately available funds to an account or accounts specified in advance in writing by Seller.

2.3. The Parties intend that as from the date of this agreement Seller shall cause the Companies to not make any payments, other than in the ordinary course of business, and shall cause the Companies to not distribute any cash or other assets of the Companies to Seller or its affiliates at or prior to Closing.

2.4. The Parties hereby acknowledge and agree that the Working Capital, will be the property of the Purchaser upon distribution thereof by the relevant pool.

SECTION 3. Representations and Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows:

3.1 (a) Seller is a corporation, duly incorporated, validly existing and in good standing the under the laws of the Republic of the Marshall Islands. Seller has the power and authority to execute and deliver this Agreement and to perform the provisions hereof.

(b) Each Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands. Each Company has the power and authority to own or hold under lease the assets it owns, and to transact the business it transacts, and has the power and authority to execute and deliver any instruments or documents as required by this Agreement and to perform the provisions thereof. Other than the articles of incorporation and the by-laws of the Companies, there are no other agreements or documents to which a Company is a party with respect to the governance or capitalization of the Company.

3.2 The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Seller, and constitutes a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as such enforceability may be limited by: (i) applicable bankruptcy, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 The Shares represent all of the authorized capital stock of each Company. When sold and delivered in accordance with the terms of this Agreement for the Purchase Price, the Shares shall be duly authorized, validly issued, fully paid and non-assessable and shall be free of any liens or encumbrances.

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3.4 Neither Seller nor the Companies is a party to, subject to or bound by any agreement other than the Loan Agreement, or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by Seller or the transfer, conveyance and sale of the Shares to be sold by Seller to Purchaser pursuant to the terms hereof.

3.5 Neither the execution, delivery and performance of this Agreement nor the consummation of any of the transactions contemplated hereunder will conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, the by-laws or other organizational documents of Seller or the Companies.

3.6 All consents or approvals (including the consent of the Lenders (as defined in the Loan Agreement (as hereinafter defined) (in each case, other than the Lenders’ Consent, to the extent Purchaser waives the condition set forth in Section 5.1(d) with respect to the Lenders’ Consent) or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by Seller of this Agreement or the transactions contemplated hereby have been or at the Closing Date will have been obtained by Seller and will be in full force and effect.

3.7 Seller is the sole owner of, and has good, valid and marketable title to, the Shares which are to be transferred to Purchaser by Seller pursuant hereto, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, shareholder agreements, liens, pledges, charges, security interests, encumbrances, options and adverse claims or rights whatsoever created by Seller.

3.8 There are no actions, suits, proceedings pending or, to Seller’s knowledge, threatened against Seller or any Company or against any of the properties or assets of Seller or any Company in any court or before any as arbitrator of any kind or before or by any governmental authority. Neither Seller nor any Company is a party to or subject to any writ, order, decree or judgment and there is no action, suit, proceeding or investigation by Seller or any Company currently pending or which Seller or any Company intends to originate.

3.9 Each Company has good and marketable title to its respective Vessel and all her spare parts, whether on board or not as of the Closing Date. There are no liens of any kind whatsoever on any property owned by the Companies other than (a) the lien with respect to each Vessel conferred under a first preferred ship mortgage (the “Mortgage”) granted by each Company to Credit Agricole Corporate and Investment Bank (“CA-CIB”), as security trustee, in connection with that certain common terms agreement dated November 2, 2015, as amended and restated by an amendment and restatement agreement dated January 8, 2016 (the “Loan Agreement”), and (b) any maritime liens incurred in the ordinary course of business and relating to amounts that are not yet due and payable (“Permitted Liens”). Other than the Loan Agreement, no Company has any indebtedness or other liabilities, matured or unmatured, direct or contingent.

3.10 Upon completion of the Closing, no Company shall be a party to any management agreement, administrative services agreement or any other contract, license, obligation, lease, agreement, commitment or the like, written or oral, other than the Loan Agreement (and the finance documents relating thereto), the technical management agreement entered by each Company relating to its Vessel and the Pool Agreement (and charters

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entered into in conjunction therewith) which shall be terminated in accordance with a separate termination agreement entered into on or about the date hereof. The Company is not in default under the Loan Agreement or the Pool Agreement, nor does an event exist which, with the giving of notice or lapse of time or both, would constitute such a default.

3.11 Each Vessel is operated in compliance with all applicable Maritime Guidelines (as defined in the Merger Agreement) and laws. Each Company is qualified to own and operate its respective Vessel under applicable laws, including the laws of its Vessels’ flag state. Each Vessel is seaworthy and in good operating condition, and has all national and international operating and trading certificates and endorsements, each of which is valid, that are required for the operation of such Vessel in the trades and geographic areas in which it is operated. Each Vessel is classed by a classification society which is a member of the International Association of Classification Societies as set forth on Annex A and possesses class and trading certificates free from conditions or recommendations affecting class and valid through the Closing Date and no event has occurred and no condition exists that would cause such Vessel’s class to be suspended or withdrawn. The Vessels are insured in accordance with the provisions of their respective ship mortgages and the requirements thereof and all requirements and conditions of such insurance have been complied with. The Vessels have not been employed in any trade or business which is unlawful under the laws of any relevant jurisdiction or in carrying illicit or prohibited goods, or in any manner whatsoever which may render any such Vessel liable to condemnation in a court or to destruction, seizure or confiscation. The Vessels have not touched bottom since their most recent respective dry-docking. Each Company is the sole owner of its respective Vessel and has good title to such Vessel free and clear of all cargo, charters (other than charters entered into with respect to the Pool Agreement), taxes, debts, encumbrances, mortgages and maritime liens (other than the Mortgage and Permitted Liens). No Vessel has carried crude petroleum or other “dirty” cargoes.

3.12 Seller and the Companies are, and have heretofore operated, their respective businesses and the Vessels in compliance in all material respects with applicable laws including environmental and sanctions laws. The Companies do not have any employees.

3.13 No broker or finder has acted for Seller in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Seller, other than PJT Partners LP.

3.14

(a) With respect to each Company (i) all Tax Returns required to be filed by, or with respect to, such Company prior to the date hereof have been duly and timely filed; (ii) all such Tax Returns were true, correct and complete in all material respects; (iii) all Taxes (whether or not shown on a Tax Return) owed by such Company have been timely paid; (iv) no Tax examination, audit or proceeding is currently being conducted with respect to such Company; (v) such Company has not received notification from any Tax authority that it intends to commence a Tax examination, audit or proceeding with respect to such Company; (vi) no claim has ever been made by any Tax authority in a jurisdiction where such Company does not currently file a Tax Return that it is or may be subject to Tax by such jurisdiction, nor to Seller’s

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knowledge is any such assertion threatened; (vii) there is no outstanding request with respect to such Company for any extension of time within which to pay any Taxes or to file any Tax Returns; (viii) such Company has not waived in writing any statute of limitations of assessment or collection in respect of any Taxes (other than a waiver that has expired or terminated); (ix) there are no liens for any Tax (other than Taxes not yet due and payable) on the assets of such Company; (x) such Company does not have any income reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in or a change in accounting method made for a period ending on or prior to the Closing Date that resulted in a deferred reporting of income from such transaction or from such change in accounting method; and (xi) such Company has withheld and paid over all Taxes required to have been withheld and paid over, and complied with all information reporting requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third party for all periods for which the statute of limitations has not expired.

(b) No Company is or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and Purchaser is not required to withhold Taxes on the purchase of the Shares by reason of Section 1445 of the Code.

(c) No Company is a party to or bound by any contract, plan or arrangement covering any employee or former employee, nor is there any agreement (including this Agreement) that any Company is a party to that under any circumstances could obligate any Company, to make payments to an employee or former employee that, individually or in the aggregate, could give rise to any payment (nor have any payments been made) that would not be deductible pursuant to Section 162 or 280G of the Code.

(d) No Company has ever been a member of an affiliated group filing a consolidated United States federal income Tax Return. No Company is a party to any tax allocation, tax sharing or tax indemnification agreement or similar contract or arrangement, whether formal or informal. No Company has any liability for Taxes of any other person under the Code or any other law, as a transferee or successor, by contract or otherwise.

3.13 There are no sales, use or similar taxes or levies due in connection with the sale of the Shares to Purchaser hereunder.

SECTION 4. Representations and Warranties of Purchaser. Purchaser represents and warrants to Seller that:

4.1 Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands. Purchaser has the power and authority to transact the business it transacts and Purchaser has the power and authority to execute and deliver this Agreement and to perform the provisions hereof.

4.2 The execution, delivery and performance of this Agreement has been duly authorized by all necessary corporate action on the part of Purchaser, and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its

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terms, except as such enforceability may be limited by: (i) applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally; and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3 Neither the execution, delivery and performance of this Agreement nor the consummation of any of the transactions contemplated hereunder will conflict with or result in any violation of or constitute a breach of any of the terms or provisions of the articles of incorporation, the by-laws or other organizational documents of Purchaser.

4.4 All consents, approvals or authorizations of, or registrations, filings or declarations with, any governmental authority or any other person, if any, required in connection with the execution, delivery and performance by Purchaser of this Agreement or the transactions contemplated hereby have been or at the Closing Date will have been obtained by Purchaser and will be in full force and effect.

4.6. No broker or finder has acted for Purchaser in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Purchaser, other than Perella Weinberg Partners LP.

SECTION 5. Conditions Precedent to Closing.

5.1 Conditions Precedent to Closing by Purchaser. The obligation of Purchaser to purchase and pay for the Shares being purchased by Purchaser is subject to satisfaction of the following conditions precedent at or before the Closing Date:

(a) The representations and warranties made by Seller in Section 3 hereof shall be true and correct in all material respects at the time of the Closing (without regard to any qualification therein as to materiality or material adverse effect), with the same force and effect as if they had been made at and as of the time of the Closing;

(b) Seller shall have duly complied with and performed in all material respects all covenants and agreements of Seller herein which are required to be complied with and performed at or before the Closing;

(c) (i) There shall be no actions, suits or proceedings pending or, to Seller’s knowledge, threatened against or affecting Seller or any or any property of Seller as of the date hereof in any court or before any arbitrator of any kind or before or by any governmental authority and (ii) there shall be no actions, suits or proceedings pending or, to Seller’s knowledge, threatened against or affecting any Company or any or any property of any Company as of the date hereof in any court or before any arbitrator of any kind or before or by any governmental authority;

(d) All notifications, consents (including the Lenders’ Consent), authorizations, approvals and clearances from each governmental authority and any other person required to be made or obtained, in connection with the transactions provided for in this Agreement shall have been made or obtained on terms satisfactory to Purchaser;

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(e) The Lender’s Consent and the amendments to Loan Agreement consented and agreed to by CA-CIB in that certain letter agreement dated May 17, 2017 (attached hereto as Exhibit 1) shall be effective;

(f) Since the date of this Agreement no Company shall have experienced any Material Adverse Effect (for the purposes of this Agreement, a “Material Adverse Effect” shall mean an uninsured liability for which such has not paid or discharged, provided, if Seller undertakes to Purchaser to pay the costs of such liability or to set off such liability against the Purchase Price, such incident shall not be deemed to be a Material Adverse Effect );

(g) Purchaser shall have been furnished with a certificate, dated as of the Closing Date and in form and substance satisfactory to Purchaser, executed by an authorized officer of Seller, certifying to the fulfillment of the conditions specified in Sections 5.1(a) through 5.1(f) hereof;

(h) Seller shall have delivered to Purchaser duly authorized and executed stock certificates representing the Shares along with duly executed stock powers in favor of Purchaser, the corporate formation and corporate governance documents and all amendments, minute books, stock book, share registers and all other corporate records of each Company;

(i) Seller shall have delivered to Purchaser the documents and instruments set forth on Annex B;

(j) Seller shall have delivered to Purchaser a Certificate of Ownership and Encumbrance issued by the Deputy Maritime Commissioner of the Republic of the Marshall Islands on the Closing Date evidencing that (i) each Company is the sole owner of its respective Vessel, and (ii) such Vessel is free from all encumbrances, mortgages and maritime liens other than the Mortgage; and

(k) the Public Offering (as defined in the Merger Agreement) shall have been consummated.

5.2 Conditions Precedent to Closing by Seller. The obligation of Seller to sell and deliver the Shares is subject to satisfaction of the following conditions precedent at or before the Closing Date:

(a) The representations and warranties made by Purchaser in Section 4 hereof shall be true and correct all material respects at the time of the Closing (without regard to any qualification therein as to materiality or material adverse effect), with the same force and effect as if they had been made at and as of the time of the Closing;

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(b) Purchaser shall have duly complied with and performed in all material respects all covenants and agreements of Purchaser herein which are required to be complied with and performed at or before the Closing Date;

(c) Seller shall have been furnished with a certificate, dated as of the Closing Date, executed by an authorized officer of Purchaser, certifying to the fulfillment of the conditions specified in Section 5.2(a) through 5.2(b) hereof; and

(d) the Public Offering (as defined in the Merger Agreement) shall have been consummated.

SECTION 6. Covenants

6.1. Interim Covenants. The covenants of NPTI set forth in Section 6.1 of the Merger Agreement shall apply to Seller and the Companies mutatis mutandis.

6.2 Tax Covenants

(a) For the purposes of this Agreement:

“Code” means the Internal Revenue Code of 1986, as amended.

“Regulations” means the United States Treasury Regulations promulgated under the Code.

“Tax” (including with correlative meaning the terms “Taxes” and “Taxable”) means (A) all foreign, federal, state, local and other income, gross receipts, sales, use, ad valorem, value-added, intangible, unitary, transfer, franchise, license, payroll, employment, estimated, excise, environmental, stamp, occupation, premium, property, prohibited transactions, windfall or excess profits, customs, duties or other taxes, levies, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (B) any liability for payment of amounts described in clause (A) as a result of transferee liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law and (C) any liability for payment of amounts described in clause (A) or (B) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes.

“Tax Return” shall mean any return (including any information return), report, statement, schedule, notice, form, estimate or declaration of estimated tax relating to or required to be filed with any governmental authority in connection with the determination, assessment, collection or payment of any Tax.

(a) Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for each Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date. Purchaser shall permit Seller to review and comment on each such Tax Return described in the preceding sentence prior to filing. Seller shall reimburse Purchaser for Taxes of each Company with respect to such periods within fifteen (15) days after payment by the Purchaser or such Company of such Taxes and Seller shall be credited for any refunds with respect to such Taxes reimbursed by Seller.

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(b) Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns for periods beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) and shall cause each Company to pay the Taxes shown to be due thereon, provided, however, that Seller shall promptly reimburse Purchaser for the portion of such Tax that relates to the portion of the Straddle Period ending on the Closing Date (the “Pre-Closing Tax Period”). In the case of any Straddle Period, (i) real, personal and intangible personal property Taxes of each Company (“property Taxes”) for the Pre-Closing Tax Period shall be equal to the amount of such property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period; and (ii) the Taxes of each Company (other than property Taxes) for the portion of the Straddle Period that constitutes a Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the Closing Date.

(c) Purchaser, each Company and Seller shall cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns pursuant to Section 6.2 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include Purchaser and each Company providing to Seller the same information as provided to auditors at the same time that Purchaser or such Company provides such information to auditors, the retention and (upon the other parties’ request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Each Company agrees to (i) retain all books and records with respect to Tax matters pertinent to such Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Purchaser or Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (ii) give the other parties reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other parties so request, such Company shall allow the other parties to take possession of such books and records.

(d) Any party who receives any notice of a pending or threatened Tax audit, assessment, or adjustment relating to any Company, or Seller with respect to any Company, which may give rise to liability of another party hereto, shall promptly notify Purchaser and Seller within ten (10) business days of the receipt of such notice. The parties each agree to consult with and to keep the other parties hereto informed on a regular basis regarding the status of any Tax audit or proceeding to the extent that such audit or proceeding could affect a liability of such other parties (including indemnity obligations hereunder). Seller shall have the right to represent each Company’s interests in any Tax audit or administrative or judicial proceeding and to employ counsel of Seller’s choice, but reasonably satisfactory to Purchaser, at Seller’s expense, but only to the extent such audit or other proceeding pertains to taxable periods ending on or before the Closing Date. Purchaser shall have the right to

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participate in such proceeding at its own expense, and shall be entitled to control the disposition of any issue involved in such proceeding which does not affect a potential liability of Seller. Purchaser and Seller shall be entitled to represent their own interests in light of their responsibilities (including indemnity obligations) for the related Taxes, at their own expense, in any audit or administrative or judicial proceedings involving a taxable period that includes but does not end on the Closing Date. Notwithstanding the foregoing, Seller shall not agree to any settlement for any taxable period that would affect Tax liabilities of Purchaser or any Company for any taxable period beginning on or after the Closing Date without the prior written consent of Purchaser, such consent not to be unreasonably withheld or delayed, and Purchaser shall not agree to any settlement for any taxable period that would affect Tax liabilities of Seller or any Company for any taxable period ending on or prior to the Closing Date or, though it ends after the Closing Date, affects taxable periods prior thereto without the prior written consent of Seller, such consent not to be unreasonably withheld or delayed.

(e) Purchaser and Seller further agree, upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, without limitation, with respect to the transactions contemplated hereby).

(f) From the date hereof through the Closing Date, Seller shall not cause any Company to make or change any election with respect to Taxes or any method of accounting.

(g) All tax sharing agreements or similar agreements with respect to or involving any Company (including any tax sharing agreement or similar agreement between Seller and any Company) shall be terminated as of the Closing Date and, after the Closing Date, no Company shall be bound thereby or have any liability thereunder.

SECTION 8. Termination

8.1 This Agreement may be terminated by either party upon written notice if (i) the Closing does not occur by September 20, 2017 (the “Termination Date”) unless extended by mutual agreement, or (ii) in the event the other party is in material breach of this Agreement and has not cured such breach within thirty (30) days following written notice thereof. This Agreement may also be terminated at any time prior to the Closing Date by mutual written consent of Purchaser and Seller.

8.2 Either Party shall be entitled to the remedy of specific performance in the event it is ready, willing and able in good faith to proceed with the Closing and the other Party is able to perform but fails to take all steps necessary to perform and complete the Closing.

8.3 If this Agreement is terminated as provided herein, no party hereto shall have any liability or further obligation to any other party to this Agreement; provided, however, that no such termination shall relieve or release Seller or Purchaser from any obligations or liabilities arising out of its breach of this Agreement prior to its termination.

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SECTION 9. Survival of Representations, Warranties and Agreements. The covenants, representations and warranties of Seller and Purchaser contained herein shall survive the Closing.

SECTION 10. Indemnification and Remedies.

10.1 Subject to the terms and conditions of this Section 10, Seller agrees to indemnify and hold Purchaser harmless against any and all losses, costs and expenses (including legal expenses, taxes (including any interest and penalties) and other expenses), resulting from or relating to:

(a)	any misrepresentation or breach of any representation or warranty of Seller contained in this Agreement or in any certificate or other instrument delivered by Seller at the Closing;

(b)	any breach of any covenant of Seller contained in this Agreement; and

(c)	any and all actions, suits, demands, assessments or judgments with respect to any claim arising out of or relating to the subject matter of the indemnification.

Any payments made pursuant to Section 2.4, Section 6.1, or this Section 10 shall be treated as an adjustment to the Purchase Price for United States federal income tax purposes. Seller’s indemnification obligations under this Agreement are capped at the amount of the Purchase Price, other than for fraud.

10.2. In any instance in which Seller (the “Indemnifying Party”) shall be required to indemnify Purchaser (the “Indemnified Party”) under this Agreement: (a) the Indemnified Party shall give prompt notice of any claim to the Indemnifying Party, provided, that any delay shall not affect the Indemnified Party’s rights except to the extent of actual and material prejudice, (b) the Indemnified Party shall not make any admission or offer or accept any compromise without prior written consent of the Indemnified Party, (c) the Indemnifying Party may, at its option, assume defense of any proceeding, and (d) all indemnified defense costs shall be paid or reimbursed by the Indemnifying Party promptly following invoicing thereof.

SECTION 11. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

if to Purchaser, to:

Scorpio Tankers Inc.

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attention: Luca Forgione

Email: legal@scorpiogroup.net

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with a copy to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Edward S. Horton and Michael S. Timpone

Email: horton@sewkis.com and timpone@sewkis.com

if to Seller, to:

Navig8 Product Tankers Inc.

2nd Floor, Kinnaird House

1 Pall Mall East, London SW1Y 5AU

Attention: Daniel Chu

Email: daniel@navig8group.com

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention: Steven A. Cohen

Email: SACohen@WLRK.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day.

SECTION 12. Entire Agreement; Effect on Prior Documents. This Agreement and the other documents referred to herein or delivered pursuant hereto contain the entire agreement among the parties with respect to the transactions contemplated hereby and supersede all prior negotiations, commitments, agreements and understandings among them with respect thereto.

SECTION 13. Amendments; Waiver. Except as otherwise provided herein, this Agreement may be amended, and compliance with any provision of this Agreement may be omitted or waived, only by the written agreement of Seller and Purchaser.

SECTION 14. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement. Delivery of an executed copy of this Agreement by facsimile or electronic transmission shall be deemed as effective as delivery of an originally executed copy.

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SECTION 15. Headings; Interpretation. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term “including” means “including without limitation”. All references to monetary amounts are to the currency of the United States.

SECTION 16. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction, provided, in the event enforcement of this Agreement in the absence of the unenforceable or invalid provision would result in a party being deprived of a material benefit of the original bargain, the parties will in good faith reform this Agreement to reflect their original intentions as closely as possible.

SECTION 17. Expenses. Each of the parties agrees to pay its own expenses incident to this Agreement and the performance of its obligations hereunder.

SECTION 18. Further Assurances. From and after the Closing, upon the request of a party, the other party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

SECTION 19. Public Announcements. Neither party nor any of their affiliates shall issue any press release or make any other public statement or schedule any press conference or conference call without the consent of Purchaser (in the case of Seller and its affiliates) or Seller (in the case of Purchaser and its affiliates), which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, (a) the parties hereto each hereby consent to the filing of Purchaser’s Form 6-K on the date of this Agreement in the form previously provided by Purchaser to NPTI, and to the filing, furnishing, distribution or dissemination of any Parent Disclosure Documents (as defined in the Merger Agreement) by Purchaser, and (b) that nothing herein will prohibit the making of any public statement or press release (x) by Purchaser to the extent required by the relevant underwriters in connection with the Public Offering or (y) by a party to the extent that in the judgment of such party upon the advice of its outside counsel such public statement or press release is required by applicable law or any listing agreement with or rule of any national securities exchange or association, in which case, the party making such public statement or press release will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such public statement or press release in advance of its issuance.

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SECTION 20. Governing Law; Jurisdiction; Waivers.

20.1. This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the laws of the State of New York without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to this Agreement.

20.2. EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

20.3 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

SELLER:

NAVIG8 PRODUCT TANKERS (E-SHIPS) INC.

By:	/s/ Jason Klopfer
Name: Jason Klopfer
Title: Director

PURCHASER:

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
Name: Brian M. Lee
Title: Chief Financial Officer

ANNEX A

COMPANIES; VESSELS

Company	Vessel	Classification Society

Navig8 Product Tankers 19 Inc.	Navig8 Excel (IMO No. 9735579)	Korean Register

Navig8 Product Tankers 20 Inc.	Navig8 Excelsior (IMO No. 9735581)	Korean Register

Navig8 Product Tankers 21 Inc.	Navig8 Expedite (IMO No. 9735593)	Korean Register

Navig8 Product Tankers 22 Inc.	Navig8 Exceed (IMO No. 9735608)	Korean Register

ANNEX B

Closing Certificates/Documents/Instruments

(a)	Declaration of Class* or (depending on the Classification Society*) a Class Maintenance Certificate* issued within five (5) Days prior to the Closing Date confirming that each Vessel is in class free of condition/recommendation;

(b)	Certificate of good standing of each Company dated not more than 5 Banking Days* prior to the Closing Date;

(c)	Letter of confirmation from the applicable Company addressed to Purchaser that, to the best of such Company’s knowledge, its Vessel is not blacklisted by any nation or international organization and such Vessel is eligible to trade worldwide within Institute Warranty Limits without limitation or restriction.

(d)	Letter of confirmation from the applicable Company addressed to Purchaser confirming that its Vessel has not, during the last 6 month period prior to the Closing Date, illegally traded with or called in Cuba, Iran, Syria, North Korea or any other area that at the time of such trade or calling was sanctioned or boycotted by the European Union and/or the United States of America and/or the United Nations.

(e)	Letter of confirmation from the applicable Company addressed to Purchaser that its Vessel has not touched bottom or suffered any underwater damage up to and including the Closing Date since its most recent dry-docking.

*	The underscored capitalized terms above shall have the customary industry meanings and usage commonly ascribed to them in BIMCO SALESFORM 2012.

EXHIBIT 1

LENDERS’ CONSENT

Exhibit 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-210284) of Scorpio Tankers Inc. of our report dated March 24, 2017 relating to the financial statements of Navig8 Product Tankers Inc., which appears in this Current Report on Form 6-K of Scorpio Tankers Inc.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

May 23, 2017

Exhibit 99.1

SHAREHOLDER SUPPORT AND VOTING AGREEMENT

SHAREHOLDER SUPPORT AND VOTING AGREEMENT, dated as of May 23, 2017 (this “Agreement”), by and among Scorpio Tankers Inc., a Marshall Islands corporation (the “Parent”), and each of the Persons listed on Schedule 1 hereto (each, a “Shareholder”).

RECITALS

WHEREAS, contemporaneously with the execution of this Agreement, Parent, Navig8 Product Tankers Inc., a Marshall Islands corporation (“Company”), and STI Merger Subsidiary Company Limited, a Marshall Islands corporation and a direct or indirect wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of May 23, 2017 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”);

WHEREAS, as of the date of this Agreement, each Shareholder is the Beneficial Owner (as hereinafter defined) of the number of outstanding shares of common stock of the Company, par value $0.01 per share (the “Company Common Stock”) set forth opposite such Shareholder’s name on Schedule 1 hereto, all of which shares such Shareholder controls the right to vote;

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, Parent has required that each Shareholder agrees, and each Shareholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein, including with respect to the Covered Shares (as hereinafter defined).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement, intending to be legally bound hereby, agree as follows:

ARTICLE 1

GENERAL

1.1    Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

“Beneficial Ownership” by a Person of any securities includes ownership by any Person who, directly or indirectly, through any Contract, relationship or otherwise, has or shares (i) voting power which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act. The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Owner” shall have a correlative meaning.

“Covered Shares” means, with respect to each Shareholder: (a) the Existing Shares that are Beneficially Owned by such Shareholder; and (b) any other shares of Company Common

Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company, in each case that such Shareholder acquires Beneficial Ownership of and the right to vote, prior to the termination of this Agreement in accordance with this Agreement.

“Excess Value” means, with respect to each No-Vote Shareholder, the amount by which the aggregate cash and non-cash consideration or proceeds received by such No-Vote Shareholder as a result of the Transfer of its Company Common Stock and Company Preferred Stock, a distribution or dividend by the Company, or otherwise, in each case, in an Alternative Transaction (the “Alternative Transaction Value”) exceeds the Transaction Value. For the purpose of calculating the non-cash consideration or proceeds included in the Alternative Transaction Value, any securities (other than a promissory note) will be valued as follows: (a) if such securities are traded on a stock exchange, the securities will be valued at the average of the volume weighted average price per share for the five (5) consecutive trading days ending on and including the trading day prior to the Termination Date; (b) if such securities are traded primarily in over-the-counter transactions, the securities will be valued at the mean of the closing bid and asked quotations similarly averaged over a five (5) consecutive trading day period ending on and including the trading day prior to the Termination Date; and (c) if such securities have not been traded prior to the Termination Date, the securities will be valued at the fair market value thereof as of the day prior to the Termination Date, as such fair market value shall be mutually agreed by Parent and such No-Vote Shareholder acting in good faith, subject to the last sentence of this definition. The value of any purchase money or other promissory notes, installment sales contracts or other deferred consideration or proceeds shall be deemed to be the face amount thereof. Any other non-cash consideration or proceeds shall be valued at the fair market value thereof as of the day prior to the Termination Date, as such fair market value shall be mutually agreed by Parent and such No-Vote Shareholder acting in good faith, subject to the immediately following sentence. If Parent and such No-Vote Shareholder are not able to reach a mutually agreed valuation of any non-cash consideration (other than non-cash consideration described in clauses (a) and (b) of this definition), Parent and such No-Vote Shareholder shall mutually designate an Independent Appraiser whose determination of the fair market value of such non-cash consideration (which shall be either the valuation supplied by Parent or the valuation supplied by such No-Vote Shareholder, but no other amount) shall be final and binding upon Parent and such No-Vote Shareholder.

“Existing Shares” means, with respect to each Shareholder, the number of shares of Company Common Stock set forth opposite such Shareholder’s name on Schedule 1 hereto.

“Independent Appraiser” mean an investment bank or financial advisory firm of internationally recognized reputation and with experience in the valuation of maritime and shipping businesses who is not affiliated with, and who has not provided any significant services within the two years (2) preceding the date of its engagement to, Parent or its Subsidiaries or Affiliates on the one hand, or any No-Vote Shareholder, its Subsidiaries or controlled Affiliates, or its or their directors, officers, general partners or managers, on the other hand.

“Transaction Value” means, with respect to each No-Vote Shareholder, the sum of (a) the aggregate Per Share Redemption Consideration that such Shareholder would have received if the Closing occurred on the date of the termination of the Merger Agreement, and (b) the product of

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(i) the average of the volume weighted average price per share of Parent Common Stock on the NYSE (as reported on Bloomberg or, if not reported thereby, another alternative source mutually agreed by Parent and the Shareholders acting in good faith) for the five (5) consecutive trading days ending on and including the trading day prior to the date of the termination of the Merger Agreement (the “Termination Date”), and (ii) the aggregate Per Share Merger Consideration that such No-Vote Shareholder would have received if the Closing occurred on the Termination Date.

“Transfer” means, directly or indirectly, to (i) offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, otherwise transfer, assign, pledge, encumber, hypothecate or otherwise dispose of by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract (including any profit or loss sharing arrangement) with respect to the voting of or sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Company Common Stock, Company Preferred Stock or other securities of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Company Common Stock, Company Preferred Stock or such other securities, in cash or otherwise.

ARTICLE 2

VOTING

2.1    Agreement to Vote. Each Shareholder hereby agrees that during the term of this Agreement, at the Company Stockholders Meeting and at any other meeting of one or more classes of shareholders of the Company, however called, including any adjournment, recess or postponement thereof, and in connection with any written consent of one or more classes of shareholders of the Company, such Shareholder shall, in each case to the fullest extent that the Covered Shares are entitled to vote thereon or consent thereto:

(a)    appear (in person or by proxy) at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)    except as expressly provided or permitted herein, vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering, all of the Covered Shares: (i) in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions and (ii) against any Acquisition Proposal; provided, that in the event of an Adverse Recommendation Change, the aggregate number of Covered Shares shall be reduced solely for purposes of this Section 2.1(b) to an amount equal to thirty percent (30%) of the issued and outstanding Company Common Stock or other voting capital stock of the Company (or securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company), with such reduction being applied pro rata to each class of each Shareholder’s Covered Shares (the parties acknowledging that the remaining Covered Shares no longer subject to the provisions of this Section 2.1(b) as a result of such reduction may be voted by each Shareholder in any manner they determine);

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(c)    provided further that, notwithstanding the foregoing, if (i) the Merger Agreement is terminated (x) by the Company or Parent pursuant to Section 10.1(b)(ii) of the Merger Agreement or (y) by the Company or Parent pursuant to Section 10.1(b)(i) of the Merger Agreement and at such time Parent could have terminated the Merger Agreement pursuant to Section 10.1(b)(ii) of the Merger Agreement, (ii) prior to the taking of a vote to adopt the Merger Agreement at the Company Stockholders Meeting or at any adjournment or postponement thereof, an Acquisition Proposal shall have been made and shall not have been withdrawn and (iii) prior to the first anniversary of the date of such termination, the Company enters into a definitive agreement with respect to any Acquisition Proposal or any Acquisition Proposal shall have been consummated (with 50% being substituted for references to 15% in the definition of Acquisition Proposal for the purposes of this paragraph) (an “Alternative Transaction”), then each Shareholder that did not vote all of the Covered Shares (without reduction pursuant to Section 2.1(b)) at the Company Shareholders Meeting in favor of the Merger and the authorization and approval of the Merger Agreement and the Transactions (such Shareholder and its Affiliates that Beneficially Own Covered Shares, each a “No-Vote Shareholder”) shall pay to Parent any Excess Value it receives as a result of the Transfer of its Company Common Stock and Company Preferred Stock, a distribution or dividend by the Company, or otherwise, in each case, in such Alternative Transaction within five (5) Business Days after receipt thereof. Each such No-Vote Shareholder shall pay the Excess Value in cash, in immediately available funds. Notwithstanding anything herein to the contrary, if any Shareholder has (x) violated its obligations under this Agreement, or (y) entered into any agreement or understanding with another Shareholder or its Affiliates with respect to the voting of Covered Shares (other than an agreement in which all parties thereto agree to vote in favor of the Merger) or the sharing or division of any consideration or proceeds of an Alternative Transaction, such Shareholder and each of its Affiliates that Beneficially Own Covered Shares shall be deemed a No-Vote Shareholder for purposes of this Agreement.

2.2    No Inconsistent Agreements.

(a)    Each Shareholder hereby represents, covenants and agrees that, except for this Agreement and the Company Shareholder Agreement, such Shareholder (i) has not entered into, and shall not enter into, any voting agreement, voting trust or similar agreement or understanding, with respect to any of the Covered Shares, (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to any of the Covered Shares, (iii) has not given, and shall not give, any voting instructions or authorities in any manner inconsistent with clause (a) and clause (b) of Section 2.1, with respect to any of the Covered Shares and (iv) has not taken and shall not take any action that such Shareholder knows would constitute a breach hereof or make any representation or warranty of such Shareholder contained herein untrue or incorrect.

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ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants to Parent as follows:

(a)    Organization; Authorization; Validity of Agreement; Necessary Action. Such Shareholder is duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization. Such Shareholder has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery by such Shareholder of this Agreement, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated by this Agreement have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder or any shareholder or equity holder thereof or any other Person are necessary to authorize the execution and delivery by it of this Agreement, the performance by it of its obligations hereunder or the consummation by it of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Shareholder and, assuming this Agreement constitutes a valid and binding obligation of the other parties hereto, constitutes a legal, valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Equitable Exceptions.

(b)    Ownership. Such Shareholder is the Beneficial Owner of such Shareholder’s Existing Shares, free and clear of any Liens, other than (i) any Liens pursuant to this Agreement and the Company Shareholder Agreement, (ii) restrictions on transfer of securities under applicable securities Laws, (iii) any Liens granted in connection with a general pledge of Covered Shares to such Shareholder’s prime broker, which do and will not affect such Shareholder’s Beneficial Ownership of the Covered Shares. Such Shareholder is also the owner of record of such Shareholder’s Existing Shares, other than the Existing Shares that are held by the nominee set forth opposite such Shareholder’s name on Schedule 1 hereto, which does and will not affect such Shareholder’s Beneficial Ownership of the Existing Shares. As of the date of this Agreement, such Shareholder’s Existing Shares constitute all of the shares of Company Common Stock Beneficially Owned or owned of record by such Shareholder. Except to the extent Covered Shares are Transferred after the date of this Agreement pursuant to a Permitted Transfer, such Shareholder is the Beneficial Owner and has and will have at all times during the term of this Agreement Beneficial Ownership, voting power (including the right to control such vote as contemplated herein, but subject to the Company Shareholder Agreement), power of disposition, and power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Existing Shares and with respect to all of the Covered Shares Beneficially Owned by such Shareholder at all times through the Closing Date.

(c)    Non-Contravention. The execution, delivery and performance of this Agreement by such Shareholder do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of the certificate of incorporation, bylaws or other comparable governing documents, as applicable, of such Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any Law applicable to such Shareholder or by which any of its assets or properties is bound, (iii) conflict with or result in any violation, termination, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) under, any Contract to which such Shareholder is a party or by which it or any of its assets or properties is bound or (iv) result in the creation of any Liens upon any of the assets or properties of such Shareholder, except for any of the foregoing as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Shareholder to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

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(d)    Consents and Approvals. The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement will not, require such Shareholder to obtain any consent, approval, order, waiver, authorization or permit of or any filing with or notification to, any Governmental Authority or other Person.

(e)    Reliance by Parent. Such Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of Shareholder contained herein.

ARTICLE 4

OTHER COVENANTS

4.1    Prohibition on Transfers. During the term of this Agreement, each Shareholder hereby agrees (and, to the extent applicable, shall cause its nominees) not to Transfer any of the Covered Shares, Beneficial Ownership thereof or any other interest therein, except for a transfer of Covered Shares (which Transfer includes all Beneficial Ownership, voting rights and other interests therein) (a) to other Shareholders that are party to this Agreement or (b) to a Third Party that, if prior to the effectiveness of such Transfer, the transferee executes a joinder hereto agreeing to be bound by all the terms hereof and notice of such Transfer is delivered to Parent pursuant to Section 5.4 of this Agreement (a Transfer under either of clauses (a) or (b) of this Section 4.1, a “Permitted Transfer”).

4.2    Short Sales. In recognition of the benefit that each Shareholder will receive as a result of Parent entering into the Merger Agreement, each Shareholder hereby agrees with the Company that, during the period beginning on the date hereof and ending on the earlier of the Effective Time and the termination of the Merger Agreement, it will not (and it shall cause its Subsidiaries and controlled Affiliates, and its and their officers, directors, managers or general partners, not to), without the prior written consent of the Parent, directly or indirectly engage in any transaction constituting a Short Sale relating to shares of Parent Common Stock, any security convertible into or exercisable or exchangeable for Parent Common Stock, or any other Parent Securities whether now owned or hereafter acquired, by the Shareholder or its controlled Affiliates or with respect to which such Shareholder or Affiliate has or hereafter acquires the power of disposition. For purposes of this paragraph, a “Short Sale” means all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the 1934 Act, whether or not against the box, and any forward sale contracts, options, puts, calls, short sales, “put equivalent positions” (as defined in Rule 16a-1(h) under the 1934 Act) and similar arrangements.

4.3    No Solicitation. Each Shareholder hereby agrees that it shall not (and it shall cause its Subsidiaries and controlled Affiliates and shall instruct and use its reasonable best efforts to cause its and their respective Representatives not to), directly or indirectly, take any action that, if taken by the Company, would constitute an intentional and material breach of Section 6.4 of the Merger Agreement (the parties acknowledging that any such action shall be

6

deemed to be a material breach if an Acquisition Proposal arises from such action). Each Shareholder agrees immediately to cease and cause to be terminated all discussions or negotiations, if any, conducted by such Shareholder prior to the date of this Agreement with any Third Party with respect to any Acquisition Proposal.

4.4    Stock Dividends, etc. In the event of a reclassification, recapitalization, reorganization, stock split (including a reverse stock split) or combination, exchange or readjustment of shares or other similar transaction, or if any stock dividend or stock distribution is declared, in each case affecting the Covered Shares, the terms “Existing Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities of the Company into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction. Each Shareholder hereby agrees, while this Agreement is in effect, promptly to notify Parent of the number of any new shares of Company Common Stock or other voting capital stock of the Company and any securities convertible into or exercisable or exchangeable for shares of Company Common Stock or other voting capital stock of the Company with respect to which Beneficial Ownership is acquired by such Shareholder, if any, after the date hereof and before the Effective Time. Any such shares or securities shall automatically become subject to the terms of this Agreement as Covered Shares as though owned by the Shareholder as of the date hereof.

4.5    Waiver of Actions. Each Shareholder hereby irrevocably and unconditionally agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of the other parties to the Merger Agreement or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the negotiation and entry into this Agreement or the Merger Agreement. Each Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise, assert or perfect, any rights of dissent and appraisal under the MIBCA that such Shareholder may have in connection with the execution and performance of the Merger Agreement or the consummation of the Merger.

4.6    Further Assurances. During the term of this Agreement, from time to time, at Parent’s request and without further consideration, each Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to effect the actions and consummate the transactions contemplated by this Agreement. Without limiting the foregoing, each Shareholder hereby severally as to itself only, but not jointly with any other Shareholder, authorizes Parent and the Company to publish and disclose in any Parent Disclosure Documents and in any other announcement or disclosure required by applicable Law such Shareholder’s identity and ownership of the Covered Shares and the nature of such Shareholder’s obligations under this Agreement; provided, that Parent and the Company shall, to the extent practicable, consult with such Shareholder prior to making any such required announcement or disclosure.

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ARTICLE 5

MISCELLANEOUS

5.1    Termination. This Agreement and all obligations of the parties hereunder shall automatically terminate on the earliest to occur of (i) the Effective Time and (ii) the date of termination of the Merger Agreement in accordance with its terms (including after any extension thereof), and after the occurrence of any such applicable event this Agreement shall terminate and be of no further force; provided, however, the provisions of (x) this Section 5.1 and Sections 5.3 through 5.14 shall survive any termination of this Agreement, (y) Section 2.1(c) shall survive any termination of this Agreement as a result of a termination of the Merger Agreement for the reasons stated in Section 2.1(c), and (z) Section 4.1 shall survive until the later of (A) the date on which it is no longer possible for the provisions of Section 2.1(c) to be applicable, and (B) such Shareholder has received its Per Share Merger Consideration in accordance with the Merger Agreement.

5.2    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Shareholders, and Parent and Merger Sub shall have no authority to direct the Shareholders in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

5.3    Fees and Expenses. All costs and expenses (including, without limitation, all fees and disbursements of counsel, accountants, investment bankers, experts and consultants to a party) incurred in connection with this Agreement shall be paid by the party incurring such costs and expenses.

5.4    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including email transmission) and shall be given,

(a)    if to Parent to:

Scorpio Tankers Inc.

Le Millenium

9, Boulevard Charles III

98000 Monaco

Attention: Luca Forgione

Email: legal@scorpiogroup.net

with a copy (which shall not constitute notice) to:

Seward & Kissel LLP

One Battery Park Plaza

New York, New York 10004

Attention: Edward S. Horton and Michael S. Timpone

Email: horton@sewkis.com and timpone@sewkis.com

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(b)    if to any Shareholder: to such Shareholder and its counsel at their respective addresses and facsimile numbers set forth on Schedule 1 hereto; or

(c)    to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

5.5    Interpretation. Unless the express context otherwise requires:

(a)    the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b)    the meaning assigned to each term defined herein will be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting any gender will include all genders as the context requires;

(c)    references herein to a specific Section, Subsection, Recital or Schedule shall refer, respectively, to Sections, Subsections, Recitals or Schedules of this Agreement;

(d)    the word “include”, “includes” or “including” when used in this Agreement will be deemed to include the words “without limitation”, unless otherwise specified;

(e)    references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 5.5 is intended to authorize any Transfer not otherwise permitted by this Agreement;

(f)    references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(g)    with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;

(h)    the word “or” shall be disjunctive but not exclusive;

(i)    references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder;

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(j)    a reference to any Contract will include such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof;

(k)    the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement; and

(l)    if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day.

5.6    Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

5.7    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)    This Agreement will be deemed to be made in and in all respects will be interpreted, construed and governed by and in accordance with the Laws of the State of New York without giving effect to any choice of Law or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of New York, except to the extent that the law of the Republic of the Marshall Islands is mandatorily applicable to the Merger.

(b)    EACH OF THE PARTIES HERETO CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITTING IN MANHATTAN IN NEW YORK CITY OR IN THE FEDERAL SOUTHERN DISTRICT IN THE STATE OF NEW YORK AND ANY APPELLATE COURT THEREFROM LOCATED IN NEW YORK, NEW YORK AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF THE PARTIES HERETO ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY FINAL AND NONAPPEALABLE JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT THE ADDRESS SPECIFIED IN THIS AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 15 CALENDAR DAYS AFTER SUCH MAILING. NOTHING HEREIN WILL IN ANY WAY BE DEEMED TO LIMIT THE ABILITY OF ANY PARTY HERETO TO SERVE ANY SUCH LEGAL PROCESS, SUMMONS, NOTICES AND DOCUMENTS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW OR TO OBTAIN

10

JURISDICTION OVER OR TO BRING ACTIONS, SUITS OR PROCEEDINGS AGAINST ANY OTHER PARTY HERETO IN SUCH OTHER JURISDICTIONS, AND IN SUCH MANNER, AS MAY BE PERMITTED BY ANY APPLICABLE LAW.

(c)    EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.8    Amendment; Waiver. This Agreement may not be amended with respect to any Shareholder except by an instrument in writing signed by Parent and such Shareholder. Each party may waive any right of such party hereunder by an instrument in writing signed by such party and delivered to Parent and such Shareholders.

5.9    Remedies.

(a)    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, that monetary damages may not be adequate compensation for any loss incurred in connection therewith, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or any New York state court, in addition to any other remedy to which they are entitled at law or in equity, and the parties to this Agreement hereby waive any requirement for the posting of any bond or similar collateral in connection therewith. The parties hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for temporary restraining order) the defense that a remedy at law would be adequate.

(b)    The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.10    Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

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5.11    Successors and Assigns; Third Party Beneficiaries. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights or liabilities under this Agreement without the prior written consent of the other parties to this Agreement, which any such party may withhold in its absolute discretion. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment without such prior written consent shall be null and void. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

5.12    Construction. The parties have participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

5.13    Shareholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Shareholder are made solely with respect to such Shareholder and the Covered Shares Beneficially Owned by such Shareholder, severally and not jointly, and no Shareholder shall be liable for any breach or failure to perform any of the representations, warranties, covenants or agreements made herein by any other Shareholder or such other Shareholder’s Subsidiaries, Affiliates or Representatives (except to the extent that any such Representative is acting on behalf or at the direction of both Shareholders). Each Shareholder is entering into this Agreement solely in its capacity as the Beneficial Owner of such Covered Shares and nothing herein shall limit or affect any actions taken by any officer or director of the Company (or a Subsidiary of the Company) solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company), including, without limitation, to the extent applicable, participating in his or her capacity as a director of the Company in any discussions or negotiations in accordance with Section 6.4 of the Merger Agreement. Nothing contained herein, and no action taken by any Shareholder pursuant hereto, shall be deemed to constitute the parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the parties are in any way acting in concert or as a group with respect to the obligations or the transactions contemplated by this Agreement.

5.14    Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

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[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

SCORPIO TANKERS INC.

By:	/s/ Brian M. Lee
	Name:	Brian M. Lee
	Title:	Chief Financial Officer

14

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

AVENUE COPPERS OPPORTUNITIES FUND, L.P. By: Avenue COPPERS Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE ENTRUST CUSTOMIZED PORTFOLIO SPC ON BEHALF AND FOR THE ACCOUNT OF AVENUE US/EUROPE DISTRESSED SEGREGATED PORTFOLIO

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Director

Witness:

AVENUE EUROPE OPPORTUNITIES MASTER FUND, L.P. By: Avenue Europe Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

15

AVENUE EUROPE SPECIAL SITUATIONS FUND II (U.S.), L.P. By: Avenue Europe Capital Partners II, LLC its General Partner By: GL Europe Partners II, LLC its Managing Member

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE EUROPE SPECIAL SITUATIONS FUND II (EURO) L.P. By: Avenue Europe Capital Partners II, LLC its General Partner By: GL Europe Partners II, LLC its Managing Member

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

AVENUE INVESTMENTS, L.P. By: Avenue Partners, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

16

AVENUE PPF OPPORTUNITIES FUND, L.P. By: Avenue PPF Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

17

MANAGED ACCOUNTS MASTER FUND SERVICES—MAP10

a Sub Trust of Managed Accounts Master Fund Services

By:   Avenue Capital Management II, L.P.,

         its Investment Manager

By:   Avenue Capital Management II GenPar, LLC,

         its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Managing Member

AVENUE INTERNATIONAL MASTER, L.P. By: Avenue International Master GenPar, Ltd. its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Director

Witness:

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P. By: Avenue Capital Partners VI, LLC its General Partner By: GL Partners VI, LLC its Managing Member

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
	Title:	Member

18

AVENUE-SLP EUROPEAN OPPORTUNITIES FUND, L.P. By: Avenue-SLP European Opportunities Fund GenPar, LLC its General Partner

By:	/s/ Sonia Gardner
	Name:	Sonia Gardner
Title:

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GSO Credit-A Partners LP
By: GSO Credit-A Associates LLC, its General Partner

GSO Coastline Credit Partners LP
By: GSO Coastline Credit Associates LLC, its General Partner

GSO Special Situations Master Fund LP
By: GSO Associates LLC, its General Partner

GSO Palmetto Opportunistic Investment Partners LP

GSO Palmetto Opportunistic Investment Partners (Cayman) L.P.

By: GSO Palmetto Opportunistic Associated LLC, its General Partner

By:	/s/ Marisa Beeney
	Name:	MARISA BEENEY
	Title:	AUTHORIZED SIGNATORY

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

MONARCH ALTERNATIVE SOLUTIONS MASTER FUND LTD

MONARCH CAPITAL MASTER PARTNERS II LP

MONARCH CAPITAL MASTER PARTNERS III LP

MCP HOLDINGS MASTER LP

MONARCH DEBT RECOVERY MASTER FUND LTD

P MONARCH RECOVERY LTD.

By: Monarch Alternative Capital LP, as investment manager

By:	/s/ Michael A. Weinstock
	Name:	Michael A. Weinstock
	Title:	Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

[SATURN]

By:

Name:
Title:

OCEANIC CL FUND LP

By:	/s/ Adrian Black	/s/ Andrew Malone

Name:	Adrian Black	Andrew Malone
Title:	Authorised Signatory	Authorised Signatory

OCEANIC HEDGE FUND

By:	/s/ Adrian Black	/s/ Andrew Malone

Name:	Adrian Black	Andrew Malone
Title:	Authorised Signatory	Authorised Signatory

OCEANIC OPPORTUNITIES MASTER FUND L.P.

By:	/s/ Adrian Black	/s/ Andrew Malone

Name:	Adrian Black	Andrew Malone
Title:	Authorised Signatory	Authorised Signatory

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

NAVIG8 LIMITED

By:	/s/ Philip Stone
	Name:	Philip Stone
	Title:	Director

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GARY BROCKLESBY

By:	/s/ Gary Brocklesby
Name: Gary Brocklesby

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

GEIR FRODE ABELSEN

By:	/s/ Geir Frode Abelsen
Name: Geir Frode Abelsen

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

JASON KLOPFER

By:	/s/ Jason Klopfer
Name: Jason Klopfer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

NICOLAS BUSCH

By:	/s/ Nicolas Busch
Name: Nicolas Busch

[Signature Page to Voting Agreement]

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

When used herein “Scorpio Tankers,” refers to Scorpio Tankers Inc. and/or one or more of its subsidiaries, as the context requires. “Scorpio Tankers Inc.” refers only to Scorpio Tankers Inc. and not its subsidiaries. References to “STNG common shares” refer to the common shares, par value $0.01 per share, of Scorpio Tankers Inc. “NPTI” refers to Navig8 Product Tankers Inc. and/ or one or more of its subsidiaries, as the context requires. “Navig8 Product Tankers Inc.” refers only to Navig8 Product Tankers Inc. and not its subsidiaries. References to “NPTI common shares” refer to common shares, par value $0.01 per share, of Navig8 Product Tankers Inc.

Introduction

The following unaudited pro forma condensed combined financial information of the combined company is presented to illustrate the proposed combination of Scorpio Tankers and NPTI, which was announced on May 23, 2017, in addition to the successful completion of an underwritten equity offering by Scorpio Tankers Inc, whereby we have assumed, for illustrative purposes of the pro forma balance sheet, that Scorpio Tankers Inc. will issue 50 million STNG common shares. On May 23, 2017, we entered into a Merger Agreement with Navig8 Product Tankers Inc., and STI Merger Subsidiary Company Limited, a wholly-owned subsidiary of Scorpio Tankers Inc., pursuant to which STI Merger Subsidiary Company Limited will merge with and into Navig8 Product Tankers Inc., and Navig8 Product Tankers Inc. will continue its corporate existence as the surviving corporation and will be a wholly-owned subsidiary of Scorpio Tankers Inc. The unaudited pro forma condensed combined balance sheet as of December 31, 2016 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2016 are based upon, derived from, and should be read in conjunction with the historical audited financial statements of Scorpio Tankers which are available in Scorpio Tankers Inc.’s Form 20-F for the year ended December 31, 2016 and the historical audited financial statements of NPTI for the year ended December 31, 2016, included as an exhibit to Scorpio Tankers Inc.’s report on Form 6-K, furnished to the Commission on May 23, 2017. Scorpio Tankers’ historical audited financial statements were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, or IFRS and presented in thousands of U.S. dollars. NPTI’s historical audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purposes of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.

The accompanying unaudited pro forma condensed combined financial information give effect to adjustments that are (i) directly attributable to the combination, (ii) factually supportable, and (iii) with respect to the unaudited condensed combined statement of operations, are expected to have a continuing impact on the consolidated results. The unaudited condensed combined balance sheet gives effect to the combination as if it occurred on December 31, 2016 and the unaudited condensed combined statement of operations give effect to the combination as if it happened on January 1, 2016.

The combination of Scorpio Tankers and NPTI will be accounted for as a business combination using the acquisition method of accounting under the provisions of International Financial Reporting Standard 3, “Business Combinations”, or IFRS 3, with Scorpio Tankers selected as the accounting acquirer under this guidance. Refer to Note 3 for further details surrounding the combination.

The unaudited pro forma condensed combined financial information has been prepared by management in accordance with Article 11 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. The pro forma adjustments are preliminary and are based upon available information and certain assumptions which management believes are reasonable under the circumstances and which are described in the accompanying notes to the unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under IFRS 3, generally all assets acquired and liabilities assumed are recorded at their acquisition date fair value. For pro forma purposes, the fair value of NPTI’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain current market based assumptions were used which will be updated in purchase accounting upon completion of the combination. Management believes the estimated fair values utilized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material, as certain valuations and other studies have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. In addition, a preliminary review of U.S. GAAP to IFRS differences and related accounting policies has been completed based on information made available to date. However, following the consummation of the combination, management will conduct a final review. As a result of that review, management may identify further differences that, when finalized, could have a material impact on this unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the U.S. Securities and Exchange Commission and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the combination occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the combination. In addition, the accompanying unaudited pro forma condensed combined statement of operations does not include any expected cost savings or operating synergies, which may be realized subsequent to the combination or the impact of any non-recurring activity and one-time transaction-related or integration-related items. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change once more detailed information is obtained

Subsequent to the effective date of the Proposed Merger, any transactions occurring between Scorpio Tankers and NPTI will be considered intercompany transactions and eliminated. Scorpio Tankers and NPTI did not have any previous relationship that could be considered as intercompany transactions as of December 31, 2016. Therefore, no eliminations have been made in the unaudited pro forma financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the above referenced historical audited consolidated financial statements of both Scorpio Tankers and NPTI and management’s discussion and analysis of financial condition and results of operations of NPTI.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2016

In thousands of U.S. dollars	Historical Scorpio Tankers December 31, 2016	Historical NPTI U.S. GAAP December 31, 2016	Pro Forma Adjustments	Notes 4(B)	Pro Forma Combined
Assets
Current assets
Cash and cash equivalents	$99,887	$34,276	$148,446	(1), (2)	$282,609
Accounts receivable	42,329	19,574	—		61,903
Prepaid expenses and other current assets	9,067	2,891	5,103	(3)	17,061
Related party prepaid expenses and other assets	—	5,103	(5,103)	(3)	—
Derivative financial instruments	116	—	—		116
Inventories	6,122	2,986	—		9,108

Total current assets	157,521	64,830	148,446		370,797

Non-current assets
Restricted cash	—	9,380	—		9,380
Vessels and drydock	2,913,254	1,169,121	(167,870)	(1), (2)	3,914,505
Vessels under construction	137,917	56,542	(11,043)	(2)	183,416
Other assets	21,495	16,438	(2,638)	(2)	35,295
Goodwill	—	—	18,094	(2)	18,094

Total non-current assets	3,072,666	1,251,481	(163,457)		4,160,690

Total assets	$3,230,187	$1,316,311	$(15,011)		$4,531,487

Current liabilities
Current portion of long-term debt	353,012	79,120	(889)	(1), (2)	431,243
Accounts payable	9,282	—	891	(3)	10,173
Accrued expenses	23,024	—	49,467	(2), (3)	72,491
Accounts payable and accrued expenses	—	4,506	(4,506)	(3)	—
Related party payable and accrued expenses	—	2,113	(2,113)	(3)	—

Total current liabilities	385,318	85,739	42,850		513,907

Non-current liabilities
Long-term debt	1,529,669	763,940	21,622	(1), (2)	2,315,231
Other non-current liabilities	—	1,497	(1,497)	(2)	—

Total non-current liabilities	1,529,669	765,437	20,125		2,315,231

Total liabilities	1,914,987	851,176	62,975		2,829,138

Redeemable preferred stock	—	20,614	(20,614)	(2)	—
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Share capital	2,247	469	596	(1), (2)	3,312
Additional paid-in capital	1,756,769	424,219	(4,939)	(1), (2)	2,176,049
Treasury shares	(443,816)	—	—		(443,816)
Retained earnings / (accumulated deficit)	—	19,833	(53,029)	(2)	(33,196)

Total shareholders’ equity	1,315,200	444,521	(57,372)		1,702,349

Total liabilities and shareholders’ equity	$3,230,187	$1,316,311	$(15,011)		$4,531,487

Unaudited Pro Forma Condensed Combined Statement of Operations

For the year ended December 31, 2016

In thousands of U.S. dollars except per share and share data	Historical Scorpio Tankers December 31, 2016	Historical NPTI December 31, 2016	Pro Forma Adjustments	Notes 5(B)	Pro Forma Combined
Revenue
Vessel revenue	$522,747	$108,201	$162	(1)	$631,110
Operating expenses
Vessel operating costs	(187,120)	(46,711)	13,822	(2)	(220,009)
Voyage expenses	(1,578)	—	—		(1,578)
Charterhire	(78,862)	—	(13,822)	(2)	(92,684)
Depreciation	(121,461)	(28,175)	4,976	(1)	(144,660)

General and administrative expenses	(54,899)	(8,268)	—		(63,167)
Loss on sales of vessels	(2,078)	—	—		(2,078)

Total operating expenses	(445,998)	(83,154)	4,976		(524,176)

Operating (loss) / income	76,749	25,047	5,138		106,934

Other (expense) and income, net
Financial expenses	(104,048)	(30,209)	643	(1)	(133,614)
Unrealized gain on derivative financial instruments	1,371	—	—		1,371
Financial income	1,213	51	—		1,264
Other income (expenses), net	(188)	13	—		(175)

Total other expense, net	(101,652)	(30,145)	643		(131,154)

Net loss before tax	$(24,903)	$(5,098)	5,781		(24,220)

Income tax	—	(74)	—		(74)

Net loss	$(24,903)	$(5,172)	$5,781		$(24,294)

Basic weighted average shares outstanding	161,118,654		106,500,000		267,618,654
Diluted weighted average shares outstanding	161,118,654		106,500,000		267,618,654

Basic and diluted earnings per share	$(0.15)				$(0.09)

1. Description of Transaction

On May 23, 2017, Scorpio Tankers Inc., STI Merger Subsidiary Company Limited, a wholly-owned subsidiary of Scorpio Tankers Inc. and Navig8 Product Tankers Inc. entered into the Merger Agreement, pursuant to which STI Merger Subsidiary Company Limited will merge with and into Navig8 Product Tankers Inc., and Navig8 Product Tankers Inc. will continue its corporate existence as the surviving corporation and will be a wholly-owned subsidiary of Scorpio Tankers Inc. As a result of the Proposed Merger, the combined company is expected to become one of the world’s leading product tanker companies with a modern fleet of 105 owned or finance leased and 19 time or bareboat chartered-in product tankers, in addition to six product tankers currently under construction. The Proposed Merger is subject to approval by the shareholders of Navig8 Product Tankers Inc. at a special meeting called for that purpose, and the Proposed Merger is expected to close in the second or third quarter of 2017. Completion of the Proposed Merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Shareholders of Navig8 Product Tankers Inc. at the time the Proposed Merger is completed will receive shares in Scorpio Tankers Inc. as merger consideration. Pursuant to the Merger Agreement, Scorpio Tankers Inc. will issue 55 million STNG common shares to shareholders of Navig8 Product Tankers Inc. as merger consideration, which gives Navig8 Product Tankers Inc. shareholders the right to receive effectively 1.18 STNG common shares for each share held in Navig8 Product Tankers Inc. Upon the effectiveness of the Proposed Merger, existing shareholders in Scorpio Tankers Inc. and Navig8 Product Tankers Inc. will own approximately 76% and 24%, respectively, of the combined company.

The Proposed Merger values the entire issued share capital of Navig8 Product Tankers Inc. at approximately $227.2 million at a closing share price of $4.13 on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information). The value of the consideration that Navig8 Product Tankers Inc.’s shareholders will receive when the Proposed Merger is completed will ultimately be based on the closing date share price of STNG common shares on the closing date of the Proposed Merger, and could materially change.

Scorpio Tankers Inc.’s common shares are currently listed for trading on the New York Stock Exchange, or the NYSE, and Navig8 Product Tankers Inc.’s common shares are currently listed for trading on the Norwegian OTC. Following the closing of the Proposed Merger, Scorpio Tankers Inc.’s common shares will continue to be listed on the NYSE and the shares of Navig8 Product Tankers Inc. will be delisted from the Norwegian OTC.

2. Accounting Policies

During the preparation of this unaudited pro forma condensed combined financial information, management has performed a preliminary review and comparison of NPTI’s U.S. GAAP accounting policies with Scorpio Tankers’ IFRS accounting policies. For purposes of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise. Neither the reconciliation to IFRS nor the resulting pro forma financial information have been audited.

Following the consummation of the combination, management will conduct a final review of NPTI’s accounting policies in an effort to determine if differences in accounting policies require further adjustment or reclassification of NPTI’s statement of operations or reclassification of assets or liabilities to conform to Scorpio Tankers’ accounting policies and classifications are required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on this unaudited pro forma condensed combined financial information.

3. Accounting for the Combination

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Scorpio Tankers and NPTI. The acquisition method of accounting, based on IFRS 3, uses the fair value concepts defined in IFRS 13, “Fair Value Measurement” or IFRS 13.

Acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the purchase price allocation included herein is preliminary and has been presented solely for the purpose of providing pro forma financial information and will be revised as additional information becomes available and as additional analyses are performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Our approach to deriving these estimates is described below. Differences between preliminary estimates in the unaudited pro forma condensed combined financial information and the final acquisition accounting will occur and could have a material impact on the accompanying pro forma condensed combined financial information and the combined company’s future consolidated financial statements.

The combination of Scorpio Tankers and NPTI will be accounted for as a business combination using the acquisition method of accounting under the provisions of IFRS 3, “Business Combinations”, with Scorpio Tankers determined as the accounting acquirer under this guidance. The factors that were considered in determining that Scorpio Tankers should be treated as the accounting acquirer in the Proposed Merger were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of Scorpio Tankers and NPTI. and the composition of senior management of the combined company. With respect to the relative voting rights in the combined company, it is noted that after the completion of the Proposed Merger, the current Scorpio Tankers Inc. shareholders and the current Navig8 Product Tankers Inc. shareholders will own approximately 76.0% and 24.0% of the combined company, respectively. There is one common shareholder of both Scorpio Tankers Inc. and Navig8 Product Tankers Inc. owning approximately 2% and 22% of each company, respectively, and the effect of this common ownership was considered. The analysis of the relative voting rights in a business combination involving entities with common shareholders should consider the former shareholder groups of the combining entities and not the individual owners that are common to the combining entities. The former shareholder group that retains or receives the largest portion of the voting rights in the combined entity would be the accounting acquirer, absent the consideration of any of the other factors provided in IFRS 3. In this transaction, since the current Scorpio Tankers Inc. shareholders, including the one common shareholder owning approximately 2% of outstanding STNG common shares and 22% of outstanding NPTI common shares, will own approximately 76.0% of the combined company and current Navig8 Product Tankers Inc. shareholders, including the one common shareholder, will own 24.0% of the combined company, the Scorpio Tankers Inc. shareholder group will receive the largest voting percentage in the combined company. Management believes that the relative voting rights in the combined company along with the composition of the board of directors and senior management in the combined company were the most significant factors in determining that Scorpio Tankers is the accounting acquirer.

With respect to the composition of the board of directors in the combined company, after the Proposed Merger, members of Scorpio Tankers Inc.’s board of directors will continue to serve in such positions of the combined company. In addition, with effect from the consummation of the Proposed Merger, Scorpio Tankers Inc. will appoint an additional independent director to the board of directors of the combined company. The composition of the board of directors points to Scorpio Tankers as the accounting acquirer.

The relative sizes of Scorpio Tankers and NPTI were also considered to be factors that supported that conclusion that Scorpio Tankers is the accounting acquirer. Total assets of Scorpio Tankers and NPTI at December 31, 2016 were approximately $3.2 billion and $1.3 billion, respectively. It should also be noted that the carrying value of Scorpio Tankers’ and NPTI’s equity at December 31, 2016 was $1.3 billion and $444.5 million, respectively.

The composition of the board of directors and senior management of the combined company, wherein all of Scorpio Tankers Inc.’s directors and officers will be retained while no directors or senior management of NPTI will be retained also played a role in the determination of the accounting acquirer (other than one independent director to be appointed by Scorpio Tankers Inc. effective upon the closing of the Proposed Merger, as described above).

The date of the Merger Agreement is May 23, 2017. For pro forma purposes, the valuation of consideration transferred is based on the number of common shares to be issued by Scorpio Tankers Inc. and Scorpio Tankers Inc.’s closing share price of $4.13 on May 19, 2017, the most practicable date used for preparation of the pro forma condensed combined financial information. The value of the consideration that Navig8 Product Tankers Inc.’s shareholders will receive when the combination is completed will ultimately be based on the closing date share price of STNG common shares on the final date of the combination, which could materially change.

The following represents the preliminary purchase price calculation (in thousands, total amounts may not recalculate due to rounding):

Navig8 Product Tankers Inc. common shares as of May 19, 2017	46,973
Accelerated vesting of RSUs	130	(a)
Cancellation of Pool Revenue Share Rights Agreement	(337)	(b)
Stock option cancellation	—	(c)

Navig8 Product Tankers Inc. adjusted outstanding shares as of May 19, 2017	46,766
Exchange ratio	1.1761

STNG common shares issued to Navig8 Product Tankers Inc. shareholders	55,000
Closing price per share on May 19, 2017	$4.13
Total estimated purchase price	$227,150

(a) -	In March 2017, Navig8 Product Tankers Inc. granted 129,737 restricted stock units to certain executive officers. These units convert into common shares upon a change of control. Accordingly, we have included them as part of the estimated closing share count.
(b) -	Commensurate with the closing of the Proposed Merger, the Pool Management Revenue Share Rights agreement, along with the shares issued under such agreement, will be cancelled.
(c) -	Navig8 Product Tankers Inc. granted a total of 779,795 stock options to its executive officers in 2015, 2016 and 2017. These options are exercisable to the extent that they are in the money and vest upon a change of control. We have assumed that no shares will be issued under these option agreements upon the change of control as they are all currently out of the money.

The outstanding NPTI common shares includes all unvested shares issued under Navig8 Product Tankers Inc.’s equity incentive plans, which consist of options and restricted stock units. The vesting period of these shares accelerates upon a change of control. Accordingly, these shares will be settled upon closing. When calculating the total estimated purchase price consideration above, Scorpio Tankers has assumed that no dissenter rights will be exercised.

The following represents the calculation of the goodwill and the allocation of the total purchase price based on management’s preliminary valuation of NPTI’s identifiable tangible and intangible assets acquired and liabilities assumed as of December 31, 2016 (in thousands, total amounts may not recalculate due to rounding):

Total estimated purchase price consideration	227,150
Fair value of net assets acquired and liabilities assumed	209,056

Goodwill	18,094

Current assets	64,830
Restricted cash	9,380
Vessels, net	1,001,251
Vessels under construction	45,499
Other assets	13,800
Accounts payable and accrued expenses	(21,157)
Debt (current and non-current)	(865,993)
Embedded derivative on redeemable preferred shares (other non-current liabilities)	(6,426)
Redeemable preferred shares	(32,128)

Fair value of net assets acquired and liabilities assumed	209,056

For pro forma purposes, the fair value of NPTI’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value and this is in excess of the consideration amount. We have reassessed whether we have correctly identified all of the assets acquired and all of the liabilities assumed and this excess remains. Based on these calculations, Scorpio Tankers shall recognize the resulting gain in earnings on the acquisition date. The calculation of the goodwill will also be based on the closing date share price of STNG common shares on the final date of the combination, which could materially change.

Scorpio Tankers Inc.’s closing share price on the day prior to the Proposed Merger announcement was $4.13 per share and Scorpio Tankers Inc. agreed to issue 55 million STNG common shares (valuing the announced consideration at $227.2 million). Although common shares of Navig8 Product Tankers Inc. are listed on the Norwegian OTC under the symbol “EIGHT”, the limited volume of trading precludes an established trading market for these common shares, and, accordingly, per share prices for NPTI common shares are not available. For purposes of the pro forma information, the closing share price on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information) of $4.13 has been used and has been compared with a fair valuation of NPTI’s net assets as of December 31, 2016 which we have estimated to be $209.1 million, implying that Scorpio Tankers would pay a 8.7% premium. The terms of the transaction, however, were largely based on the net asset valuations of Scorpio Tankers and Navig8 Product Tankers Inc. at May 19, 2017.

The following provides sensitivities to changes in the purchase price due to changes in the share price of STNG common shares (total amounts may not recalculate due to rounding):

(in thousands except per share data)	Price per STNG common share	Navig8 Product Tankers Inc. exchanged shares	Total purchase price consideration	(Bargain purchase gain) / Goodwill
May 19, 2017	4.13	55,000	227,150	18,094
Decrease of 20%	3.30	55,000	181,500	(27,556)
Increase of 20%	4.96	55,000	272,800	63,744

Occasionally, an acquirer will make a bargain purchase, which is a business combination in which the consideration amount is less than the aggregate of the assets acquired and the liabilities assumed. Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review. If that shortfall remains, the acquirer shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

4. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments as of December 31, 2016

A.	Adjustments and reclassifications from U.S. GAAP to IFRS

NPTI’s historical audited and unaudited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S. dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, as applicable, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise.

This reconciliation from U.S. GAAP to IFRS has not been audited. Furthermore, this is not intended to be a complete reconciliation from U.S. GAAP to IFRS as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.

B.	Pro Forma Adjustments

The following table and subsequent notes describe the purchase accounting fair value adjustments, other pro forma adjustments and reclassifications made to NPTI’s balance sheet as of December 31, 2016 to conform to Scorpio Tankers’ classification and presentation.

In thousands of U.S. dollars	Equity Offering and NPTI Acquisition Vessels (1)		Adjustments (2)		Reclassifications (3)		Total
Assets
Current assets
Cash and cash equivalents	$187,000	(a)	$(38,554	)(a)	$—		$148,446
Accounts receivable	—		—		—		—
Prepaid expenses and other current assets	—		—		5,103	(a)	5,103
Related party prepaid expenses and other assets	—		—		(5,103	)(a)	(5,103)
Derivative financial instruments	—		—		—		—
Inventories	—		—		—		—

Total current assets	187,000		(38,554)		—		148,446

Non-current assets
Restricted cash	—		—		—		—
Vessels and drydock	(35,089	)(b)	(132,781	)(b)	—		(167,870)
Vessels under construction	—		(11,043	)(b)	—		(11,043)
Other assets	—		(2,638	)(c)	—		(2,638)
Goodwill			18,094		—		18,094

Total non-current assets	(35,089)		(128,368)		—		(163,457)

Total assets	$151,911		$(166,922)		$—		$(15,011)

Current liabilities
Current portion of long-term debt	(388	)(b)	(501	)(e)	—		(889)
Accounts payable	—		—		891	(b)	891
Accrued expenses	—		43,739	(d)	5,728	(b)	49,467
Accounts payable and accrued expenses	—		—		(4,506	)(b)	(4,506)
Related party payable and accrued expenses	—		—		(2,113	)(b)	(2,113)

Total current liabilities	(388)		43,238		—		42,850

Non-current liabilities
Long-term debt	(2,443	)(b)	24,065	(e)	—		21,622
Other non-current liabilities	—		(1,497	)(f)	—		(1,497)

Total non-current liabilities	(2,443)		22,568		—		20,125

Total liabilities	(2,831)		65,806		—		62,975

Redeemable preferred stock	—		(20,614	)(g)	—		(20,614)
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Share capital	500	(a)	96	(h)	—		596
Additional paid-in capital	186,500	(a)	(191,439	)(d), (h)	—		(4,939)
Treasury shares	—		—		—		—
Retained earnings / (accumulated deficit)	—		(53,029	)(d)	—		(53,029)

Total shareholders’ equity	187,000		(244,372)		—		(57,372)

Total liabilities and shareholders’ equity	$184,169		$(199,180)		$—		$(15,011)

(1)	Equity Offering and NPTI Acquisition Vessels

a.	The Proposed Merger is conditioned upon, among other things, the successful completion of an underwritten equity offering whereby Scorpio Tankers Inc. For the illustrative purposes of this pro forma balance sheet, we have assumed that Scorpio Tankers Inc. will issue 50 million STNG common shares and the estimated net proceeds of such offering will be $187.0 million.

b.	In connection with the Proposed Merger, we agreed to acquire the NPTI Acquisition Vessels, which are three 2016-built and one 2015 built LR1 tankers, for an aggregate purchase price of $156.0 million. As part of this transaction, we will be assuming the existing indebtedness of $113.8 million (as of May 19, 2017) relating to these vessels, which are currently financed under NPTI’s senior secured credit facility with Credit Agricole. The consummation of the NPTI Vessel Acquisition is conditioned upon the closing of the successful completion of an underwritten equity offering as described below. The net cash payment for these vessels of $42.2 million (the purchase price less assumed debt) is a cash outflow for Scorpio Tankers and a cash inflow for NPTI. Accordingly, there is no cash impact to the pro-forma balance sheet. These adjustments are as follows:

i.	Vessels, net - the aggregate carrying value of the NPTI Acquisition Vessels was $191.1 million as of December 31, 2016. This adjustment gives effect to the difference in the carrying amount and the aggregate purchase price of $156.0 million. We believe that the purchase price of these vessels approximates fair market value based on indicative values for similar vessels that we have received from shipbrokers.

ii.	Debt - we estimated the fair value of the debt which will be assumed as part of the acquisition of these four vessels. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. As a result of this exercise, it was determined that the carrying amounts of this debt as of December 31, 2016 was $4.3 million greater than fair value. This determination was made as the average implicit rate in this facility was approximately 4.85% based on the carrying values as of December 31, 2016, taking into consideration the margin on these facilities and our estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. Our estimate of fair value adjusted this carrying value such that the average implicit rate increased to approximately 5.75% which is our best estimate for the effective cost of financing that could be obtained in the market in May 2017.

iii.	Unamortized debt issuance costs - given the determination of fair value of the debt which will be assumed as part of the acquisition of these four vessels, all unamortized debt issuance costs of $1.5 million were eliminated as part of the fair value measurement. This amount is shown as an offset to the fair value adjustment described above.

(2)	Pro Forma Adjustments

a.	Cash and cash equivalents - Navig8 Product Tankers Inc.’s series A cumulative redeemable perpetual preferred stock, or the Preference Shares, will be redeemed as part of the Proposed Merger. According to the terms of the Preference Shares, upon a change of control, Navig8 Product Tankers Inc. must redeem all of the Preference Shares at a redemption price equal to the sum of $10 per share ($30 million in aggregate) plus any accrued and unpaid dividends, multiplied by a factor of 1.20 (reflecting the redemption premium). The aggregate repayment has therefore been determined to be $38.6 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.1 million and the redemption premium of $6.5 million.

b.	Vessels and Vessels under construction -

(i)	Vessels and drydock - The estimated fair value and the book value of the NPTI Vessels, including those held under finance leases and excluding the NPTI Acquisition Vessels, as of December 31, 2016 was $845.3 million and $978.0 million, respectively, giving rise to a preliminary purchase price allocation adjustment of $132.8 million. The estimated fair value is based on management’s estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

(ii)

Vessels under construction - The estimated fair value and the book value of the NPTI Vessels under construction as of December 31, 2016 were $45.5 million and $56.5 million, respectively, giving rise to a preliminary purchase price allocation adjustment of $11.0 million. The estimated fair value is based on management’s estimates after considering market values obtained from independent ship brokers, which are inherently uncertain, and based on charter free vessels. In addition, vessel values are highly volatile; as such, these estimates may not be indicative of the current or future basic market value of the vessels or prices that could be achieved if the vessels were sold.

c.	Other assets – Navig8 Product Tankers Inc. was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled Navig8 Product Tankers Inc. to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 336,963 NPTI common shares. A $2.6 million asset in relation to this agreement is reflected within Other assets on NPTI’s balance sheet as of December 31, 2016. This agreement will be cancelled as part of the Proposed Merger and the pools will retain the consideration received. Accordingly, this asset has been eliminated on a pro forma basis.

d.	Accrued expenses - estimated transaction costs

(i)	A total of $33.2 million has been estimated as Scorpio Tankers’ transaction costs to completing the Proposed Merger. The actual transaction costs incurred could differ materially from this estimate. These costs include an estimate of $15.0 million of advisory and other professional fees and $18.2 million of costs related to the early termination of NPTI’s existing service agreements, $6.2 million of these termination fees will be settled via an issuance of 1.5 million of STNG common shares. For purposes of these pro forma financial statements, we have assumed an issuance price of $4.13 per share, which is the closing share price on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information). The cash transaction costs have been recorded to accrued expenses and retained earnings and the share based transaction costs have been recorded to additional paid in capital and retained earnings on a pro forma basis.

(ii)	A total of $14.5 million has been estimated as NPTI’s transaction costs to completing the Proposed Merger. The actual transaction costs incurred could differ materially from this estimate. These costs include an estimate of $7.0 million of advisory and other professional fees and $7.5 million of executive termination costs. These amounts have been recorded as part of the purchase price allocation.

e.	Long term debt - NPTI’s long-term debt consists of secured borrowings, obligations due under finance leases, and unamortized debt issuance costs (which have been recorded as a contra-liability).

(i)	Secured Debt - The preliminary purchase price allocation estimates the fair value of NPTI’s debt, all of which will be assumed as part of the Proposed Merger. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. As a result of this exercise, it was determined that the carrying amounts of this debt as of December 31, 2016 was $12.4 million greater than fair value. This determination was made as the average implicit rate in these facilities ranged from 3.5% to 4.0% (depending on the facility) based on the carrying values as of December 31, 2016, taking into consideration the margin on these facilities and NPTI’s estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. NPTI’s estimate of fair value adjusted these carrying values such that the average implicit rate increased to a range of 5.5% to 6.0% which is NPTI’s best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, the purchase price allocation adjustment was adjusted for this revaluation.

(ii)	Obligations due under sale and leaseback financing facilities - The preliminary purchase price allocation estimates the fair value of obligations due under NPTI’s sale and leaseback arrangements, all of which will be assumed as part of the Proposed Merger. Fair value was measured using the income approach, which takes into account the future cash flows that a market participant would expect to receive from holding the liability as an asset. As a result of this exercise, it was determined that the carrying amounts of these liabilities were $9.0 million less than fair value. This determination was made as the average implicit rate in one of the sale and leaseback facilities, which was entered into in 2015, is approximately 7.0% based on the carrying values as of December 31, 2016, taking into consideration the fixed margin on this facility and NPTI’s estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. NPTI’s estimate of fair value adjusted these carrying values such that the average implicit rate increased to approximately 6.0%, which is NPTI’s best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, the purchase price allocation adjustment was adjusted for this revaluation.

(iii)	Unamortized debt issuance costs - Given the determination of fair value of NPTI’s secured debt and obligations due under sale leaseback arrangements above, all unamortized debt issuance costs of $29.1 million were eliminated as part of the fair value measurement. Additionally, we expect to pay an aggregate of $2.2 million in debt issuance costs as part of the ABN AMRO back-stop credit facility and to obtain various other consents from NPTI’s lenders. These amounts have been reflected as debt issuance costs on a pro-forma basis.

f.	Other non-current liabilities - NPTI’s other non-current liabilities consist of the fair value of the embedded derivative on the Preference Shares (as described in 2a above), which relates to the redemption option on such shares. These Preference Shares will be redeemed as part of this Proposed Merger due to the change of control. Accordingly, the fair value liability of $1.5 million for the derivative relating to this instrument has been eliminated on a pro forma basis.

g.	Preference Shares - as described above, the Preference Shares will be redeemed as part of the Proposed Merger due to the change of control. According to the terms of the Preference Shares, upon a change of control, Navig8 Product Tankers Inc. must redeem all of the Preference Shares at a redemption price equal to the sum of $10 per share ($30 million in aggregate) plus any accrued and unpaid dividends, multiplied by a factor of 1.20. The aggregate repayment has therefore been determined to be $38.6 million which reflects the redemption price of $30.0 million, accrued and unpaid dividends of $2.1 million and the redemption premium of $6.5 million. Accordingly, the liability of $20.6 million, which reflects the carrying value as of December 31, 2016, has been eliminated on a pro forma basis.

h.	Equity - The following adjustments have been made to equity:

In thousands of US dollars	Share capital	Additional paid in capital	Retained earnings	Shareholders’ equity
Share consideration to Navig8 Product Tankers Inc.	550	226,600	—	227,150 (1)

Estimated net proceeds of underwritten public offering	500	186,500	—	187,000 (2)
Elimination of Navig8 Product Tankers Inc.’s historic equity balances	(469)	(424,219)	(19,833)	(444,521)
Estimated Scorpio Tankers Inc. transaction costs - Cash	—	—	(27,001)	(27,001)
Estimated Scorpio Tankers Inc. transaction costs - Share-based	15	6,180	(6,195)	—

	596	(4,939)	(53,029)	(57,372)

(i)	Represents the STNG common shares issued to shareholders of Navig8 Product Tankers Inc. as consideration for the Proposed Merger. This amount is based on the issuance of 55 million STNG common shares, par value $0.01 per share, at a price of $4.13 per share, which is the closing price on the NYSE on May 19, 2017 (the most practicable date used for preparation of the pro forma condensed combined financial information).
(ii)	The Proposed Merger is conditioned upon the successful completion of an underwritten equity offering. For the illustrative purposes of this pro forma balance sheet, we have assumed that Scorpio Tankers Inc. will issue 50 million STNG common shares and the estimated net proceeds of such offering will be $187.0 million.

(2)	Pro Forma Reclassifications

a.	NPTI’s Related party prepaid expenses and other assets balance were reclassified to Prepaid expenses and other current assets to conform to Scorpio Tankers’ classification and presentation.

b.	Certain balances within NPTI’s accounts payable and accrued expenses were reclassified to accounts payable or accrued expenses to conform to Scorpio Tankers’ classification and presentation. NPTI combines accounts payable and accrued expenses into a single line item on its financial statements (with third party and related party distinctions) whereas Scorpio Tankers distinguishes these balances separately. Accordingly, the following reclassifications were made

December 31, 2016
Per NPTI
Accounts payable and accrued expenses	4,506
Related party payable and accrued expenses	2,113

6,619

Reclassified to conform to Scorpio Tankers presentation
Accounts payable	891
Accrued expenses	5,728

6,619

5. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments for the Year Ended December 31, 2016

(A)	Adjustments from U.S. GAAP to IFRS

NPTI’s historical audited financial statements were prepared in accordance with U.S. GAAP and presented in thousands of U.S dollars. For purpose of preparing the unaudited pro forma condensed combined financial information, NPTI’s historical audited financial statements prepared under U.S. GAAP were reconciled to IFRS, as applicable, based on a preliminary IFRS analysis. No material adjustments were identified as a result of this exercise.

This reconciliation from U.S. GAAP to IFRS has not been audited. Furthermore, this is not intended to be a complete reconciliation from U.S. GAAP to IFRS as certain differences are adjusted for as part of the fair value adjustments included in the preliminary pro forma purchase price allocation.

(B)	Pro Forma Adjustments

The following table and subsequent notes describe the purchase accounting fair value adjustments, other pro forma adjustments and reclassifications made to NPTI’s statement of operations for the year ended December 31, 2016 to conform to Scorpio Tankers’ classification and presentation.

In thousands of U.S. dollars except per share and share data	Adjustments (1)		Reclassifications (2)		Total
Revenue
Vessel revenue	$162	(a)	—		$162
Operating expenses
Vessel operating costs	—		13,822	(a)	13,822
Voyage expenses	—		—		—
Charterhire	—		(13,822	)(a)	(13,822)
Depreciation	4,976	(b)	—		4,976
General and administrative expenses			—		—
Loss on sales of vessels	—		—		—

Total operating expenses	4,976		—		4,976

Operating (loss) / income	5,138		—		5,138

Other (expense) and income, net
Financial expenses	643	(c)	—		643
Unrealized gain on derivative financial instruments	—		—		—
Financial income	—		—		—
Other income (expenses), net	—		—		—

Total other expense, net	643		—		643

Net loss before tax	$5,781		—		$5,781

Income tax	—		—		—

Net loss	$5,781		—		$5,781

(1) Pro Forma Adjustments

The following notes describe the pro forma adjustments made to NPTI’s statement of operations for the year ended December 31, 2016.

a.	Revenue – Navig8 Product Tankers Inc. was party to a Pool Management Revenue Share Rights agreement with each of the pools that its vessels operated in. This agreement enabled Navig8 Product Tankers Inc. to receive a 30% share of the net revenues derived from the commercial management of the pools in exchange for 336,963 NPTI common shares. $0.2 million was recorded as an offset to revenue in connection with this agreement during year ended 2016, which relates to $0.6 million of revenue received under the arrangement, offset by $0.8 million of amortization of the asset recorded at the inception of the agreement. This agreement will be cancelled as part of the Proposed Merger and the pools will retain the consideration received. Accordingly, this amount has been eliminated on a pro forma basis.

b.	Depreciation - Depreciation expense for the year ended December 31, 2016 has been reduced by $5.0 million as a consequence of the fair value adjustment to the carrying balance of these vessels, which the remaining estimated useful lives range from 23 years to 25 years, as part of the preliminary purchase price allocation. Pro forma depreciation expense was based off the following:

i.	We have assumed that under International Accounting Standard 17, Leases, the NPTI vessels held under sale and leaseback arrangements with purchase options will be depreciated over their remaining useful lives (rather than the remaining lease term), as it is reasonably certain that these purchase options will be exercised at the expiration of each lease given the exercise price of the option.

ii.	We have applied our accounting policy for the depreciation of vessels and drydock whereby (i) Depreciation is calculated on a straight-line basis to the estimated residual value over the anticipated useful life of the vessel from date of delivery and (ii) for an acquired or newly built vessel, a notional drydock component is allocated from the vessel’s cost and depreciated on a straight-line basis to the next estimated drydock.

c.	Financial expenses -

i.	Deferred financing fee amortization - unamortized deferred charges relating to NPTI’s secured debt were eliminated and reflected in the fair value assessment of the debt. NPTI has recognized $2.2 million as amortization expense in connection with these deferred charges during the year ended December 31, 2016 and accordingly, this amount is included as a reduction to interest expense on a pro forma basis.

ii.	Secured debt interest expense- the preliminary purchase price allocates the estimated fair value of NPTI’s debt, all of which will be assumed as part of the Proposed Merger, as $16.7 million less than carrying value. This determination was made as the average implicit rate in these facilities ranged from 3.5% to 4.0% (depending on the facility) based on the carrying values as of December 31, 2016, taking into consideration the margin on these facilities and our estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. Our estimate of fair value adjusted these carrying values such that the average implicit rate increased to a range of 5.5% to 6.0% which is our best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, we have increased interest expense on a pro forma basis by $1.8 million to reflect the amortization of this fair value adjustment during 2016.

iii.	Obligations due under sale and leaseback financing facilities - the preliminary purchase price allocates the estimated fair value of NPTI’s finance leases, all of which will be assumed as part of the Proposed Merger, as $9.0 million greater than carrying value. This determination was made as the average implicit rate in one of the sale and leaseback facilities, which was entered into in 2015, is approximately 7.0% based on the carrying values as of December 31, 2016, taking into consideration the fixed margin on this facility and our estimate of the variable portion of interest by using the forward interest rate curve calculated from interest swap rates, as published by a third party, as of May 12, 2017. Our estimate of fair value adjusted these carrying values such that the average implicit rate increased to approximately 6.0%, which is our best estimate for the effective cost of financing that could be obtained in the market in May 2017. Accordingly, we have decreased interest expense on a pro forma basis by $0.2 million to reflect the amortization of this fair value adjustment during 2016.

Scorpio Tankers is currently exempt from income taxation in the United States under Section 883 and the Treasury Regulations thereunder. It is expected that the combined company will continue to meet such exemption. Accordingly, the above pro forma adjustments have not been given effect to any income tax considerations.

(2) Pro Forma Reclassifications

a.	Vessel operating costs and Charterhire - NPTI incurred $13.8 million in charterhire expense in 2016 related to three vessels that were time chartered-in for a portion of the year. NPTI recorded this expense within vessel operating expense whereas Scorpio Tankers records such expenses on a separate line item. Accordingly, this expense has been reclassified to Charterhire expense on a pro forma basis.

6. Earnings per Share

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the consolidated basic and diluted weighted average shares of the combined company. The pro forma basic and diluted weighted average shares outstanding are a combination of historic STNG common shares and the shares issued as part of the combination to shareholders of Navig8 Product Tankers Inc. at an implied exchange ratio of 1.18 STNG common share per NPTI common share, and the estimated 50 million STNG common shares from the completion of an underwritten public offering.

The combined company unaudited pro forma condensed combined statement of operations results in a net loss for the year ended December 31, 2016. Accordingly, Scorpio Tankers Inc.’s Convertible Notes interest expense, deferred financing amortization and the potentially dilutive securities relating to the conversion of the Convertible Notes (representing 34,049,792 STNG shares of common stock) along with the potentially dilutive impact of Scorpio Tankers Inc.’s 12,613,585 unvested shares of restricted stock were excluded from the computation of diluted earnings per share.

The weighted average numbers of STNG common shares outstanding were calculated as follows for the year ended December 31, 2016:

(shares in thousands)	Scorpio Tankers	NPTI	Pro Forma Combined
Weighted average number of common shares outstanding:
Basic weighted average shares - as reported	161,119	40,569	201,688
Share consideration issued for the Proposed Merger	55,000	(40,569)	14,431
Underwritten public offering of common shares	50,000	—	50,000

Estimated Scorpio Tankers transaction costs - Share-based	1,500	—	1,500
Basic weighted average shares - pro forma	267,619	—	267,619
Dilutive effect of Restricted Stock	—	—	—
Dilutive effect of Convertible Notes	—	—	—

Diluted weighted average shares - pro-forma	267,619	—	267,619

Exhibit 99.3

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

Independent Auditor’s Report

To the Board of Directors of Navig8 Product Tankers Inc

We have audited the accompanying consolidated financial statements of Navig8 Product Tankers Inc and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, consolidated statement of changes in redeemable preferred shares and shareholders’ equity and consolidated statements of cash flows for the years then ended.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navig8 Product Tankers Inc and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers AS

Oslo, Norway

March 24, 2017

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	2016 (‘000)	2015 (‘000)
Assets
Current assets
Cash and cash equivalents	$34,276	$4,480
Restricted cash	—	435
Trade receivables (related party)	19,574	6,474
Prepaid expenses and other assets	2,891	2,630
Related party prepaid expenses and other assets	5,103	7,793
Inventories	2,986	310

Total current assets	64,830	22,122

Non-current assets
Restricted cash	9,380	2,000
Vessels, net	1,169,121	100,886
Vessels under construction	56,542	451,504
Other asset (related party)	16,438	5,004

Total non-current assets	1,251,481	559,394

Total assets	$1,316,311	$581,516

Liabilities and shareholders’ equity

Current liabilities
Current portion of loans	79,120	87,754
Accounts payable and accrued expenses	4,506	6,580
Related party payable and accrued expenses	2,113	1,275

Total current liabilities	85,739	95,609

Non-current liabilities
Long-term loans, net of unamortised debt issuance cost	763,940	45,400
Other non current liabilities	1,497	—

Total non-current liabilities	765,437	45,400

Total liabilities	851,176	141,009

Commitments and contingent liabilities (Note 7)	—	—

Redeemable Preferred Stocks, $0.01 par value per share; 2016; authorized 100,000,000 shares; 3,000,000 shares issued and outstanding (2015: nil); liquidation value at $30.3 million.	20,614	—

Shareholders’ equity
Common stock, $0.01 par value per share; authorized 500,000,000 shares; 2016: 46,877,945 shares issued and outstanding (2015: 39,775,741 shares issued and outstanding)	469	398

Paid-in capital	424,219	415,104
Retained earnings	19,833	25,005

Total shareholders’ equity	444,521	440,507

Total liabilities and shareholders’ equity	$1,316,311	$581,516

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	2016 (‘000)	2015 (‘000)
Operating revenue

Vessel revenue (related party)	$108,201	$38,226

Total operating revenue	108,201	38,226

Gain on sale of vessels	—	24,144

Operating expenses
Vessel expenses (includes related party expenses of $2,380; 2015: $341)	(46,711)	(24,762)

Depreciation	(28,175)	(466)
General and administrative expenses (includes related party expenses of $2,285; 2015: $2,099)	(8,268)	(7,020)

Total operating expenses	(83,154)	(32,248)

Net operating income	25,047	30,122

Financial items
Interest income	51	119
Interest expense and finance costs	(30,209)	(3,528)
Other financial items	13	12

Net financial items	(30,145)	(3,397)

Total income / (loss) before tax	(5,098)	26,725

Income tax	(74)	(69)

Net income / (loss)	$(5,172)	$26,656

Earnings per common share:
Basic	($0.13)	$0.67
Diluted	($0.13)	$0.67

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE PREFERRED SHARES AND

SHAREHOLDERS’ EQUITY

	Redeemable Preferred Shares		Shareholders Equity
	Number of preferred shares outstanding	Preferred stock	Number of shares outstanding	Common stock		Paid-in capital		Retained earnings/ (deficit)	Total
	(‘000)	(‘000)	(‘000)	(‘000)		(‘000)		(‘000)	(‘000)
Balance as of Dec. 31, 2014	—	—	39,439	$394		$409,968		$(1,651)	$408,711

Net income / (loss)	—	—	—	—		—		26,656	26,656
Shares granted for services	—	—	337	4		4,124		—	4,128
Fair value of stock options granted for services	—	—	—	—		152		—	152
Fair value of restricted stock units granted for services	—	—	—	—		860		—	860

Balance as of Dec. 31, 2015	—	—	39,776	$398		$415,104		$25,005	$440,507

Net income / (loss)	—	—	—	—		—		(5,172)	(5,172)
Shares granted for services	—	—	70	—	*	—	*	—	—	*
Shares issued from Rights Offering	3,000	20,614	7,032	71		7,271		—	7,342
Fair value of stock options granted for services	—	—	—	—		984		—	984
Fair value of restricted stock units granted for services	—	—	—	—		860		—	860

Balance as of Dec. 31, 2016	3,000	$20,614	46,878	$469		$424,219		$19,833	$444,521

*	Common stock value is less than $1000

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2016 (‘000)	2015 (‘000)
Operating activities

Net income / (loss)	$(5,172)	$26,656
Adjustments to reconcile net income/ (loss) to net cash provided by (used in) operating activities:
Shares issued for services	1,844	1,012
Gain on sale of vessels		(24,144)
Depreciation	28,175	466
Non cash portion of unamortised debt issuance costs for extinguished loans	3,708	—
Original debt issuance cost for extinguished loans	(4,149)	—
Amortisation of debt issuance costs/ deferred financing charges	2,247	3,279
Amortisation(1)	826	664
Changes in operating assets and liabilities:
Trade receivables (related party)	(13,100)	(2,830)
Prepaid expenses and other assets	(261)	(560)
Related party prepaid expenses and other assets	(9,568)	(6,334)
Inventories	(2,675)	(310)
Accounts payable and accrued expenses	3,576	229
Related party accounts payable and accrued expenses	837	769

Net cash provided by/ (used in) operating activities	6,288	(1,103)

Investing activities

Changes in restricted cash	(6,945)	(2,435)
Net proceeds from sales of vessels		102,440
Payments for vessels under construction(2)	(514,145)	(340,734)
Refund / (payment) for vessel related deposits	—	1,950

Net cash used in investing activities	(521,090)	(238,779)

Financing activities
Proceeds from issuance of preferred / common stock, net of expenses(2)	29,833
Proceeds from loans, net of debt issuance cost	670,447	130,551
Repayment of loans	(155,682)	(336)

Net cash provided by financing activities	544,598	130,215

Increase / (Decrease) in cash and cash equivalents	29,796	(109,667)
Cash and cash equivalents, beginning of year	4,480	114,147

Cash and cash equivalents, end of year	$34,276	$4,480

Supplementary disclosure of cash flow information:
Interest paid, net of interest capitalised	$22,476	$157

(1)	Relates to amortization of Pool Management Revenue Share Rights
(2)	Please refer to note 4 for non-cash items

See notes to consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies

Company

Navig8 Product Tankers Inc. and its subsidiaries (together “we”, “us” or the “Company’) is a company formed for the purpose of acquiring and operating the long-range one (LR1) and long-range two (LR2) tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international shipping markets. Navig8 Product Tankers Inc. was incorporated in the Republic of the Marshall Islands on August 6, 2013 and since September 5, 2013, the Company’s shares are traded on the over the counter market in Oslo, Norway (“NOTC-List”).

The Company has ordered 30 newbuilding LR1 and LR2 tankers, of which 3 were sold in 2015; it intends to operate the remaining 27 vessels. As of December 31, 2016, the Company had taken delivery of 24 vessels and, in line with commercial arrangements in place with V8 Pool Inc. and Navig8 Pool Inc., respectively commenced operations with Navig8’s Alpha8 and LR8 pools. The fleet is scheduled to be fully delivered by May 2017. During 2015 and 2016, the Company chartered 3 LR2 tankers from a third-party owner, which operated in the Alpha8 pool pursuant to commercial management arrangements with V8 Pool Inc. In the second quarter of 2016, the time charters for two of these tankers expired and they were redelivered to their owners; the time charter for the final LR2 tanker expired in the third quarter of 2016, and this vessel was similarly redelivered to its owner.

As of December 31, 2016, the Company has financing in place to fund the estimated commitments up to and including delivery of its remaining 3 newbuilding vessels, which aggregates to approximately $91.9 million (see Note 7 for details). These commitments are fully funded through the sale and leaseback arrangements with CSSC.

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

We evaluate our subsidiaries, and any other entities in which we hold a variable interest, in order to determine whether we are the primary beneficiary of the entity, and where it is determined that we are the primary beneficiary we fully consolidate the entity.

A variable interest entity is defined by the accounting standard as a legal entity where either (a) the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated support; (b) equity interest holders as a group lack either i) the power to direct the activities of the entity that most significantly impact its economic success, ii) the obligation to absorb the expected losses of the entity, or iii) the right to receive the expected residual returns of the entity; or (c) the voting rights of some investors in the entity are not proportional to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The accounting standard requires a variable interest entity to be consolidated by its primary beneficiary, being the interest holder, if any, which has both (1) the power to direct the activities of the entity which most significantly impact the entity’s economic performance, and (2) the right to receive benefits or the obligation to absorb losses from the entity which could potentially be significant to the entity.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Significant Accounting Policies

Accounting estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting year. Actual results could differ from those estimates.

In addition to the estimates noted above, significant estimates include vessel valuations, residual value of vessels, useful life of vessels and bargain purchase options included within sale and leaseback arrangements.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly-liquid investments with original maturities of three months or less, and that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

Trade Receivables

Trade Receivables include amounts due from pools and other recoverable expenses due to the Company. At the balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate provision for doubtful accounts. No provision was recorded as at December 31, 2016 (2015: nil).

Prepayments

Prepayments consist of payments in advance for insurance or other ad hoc prepaid purchases.

Other Assets

Other assets consist primarily of advances and deposits which primarily include amounts advanced to third-party technical managers for expenses incurred by them in operating the vessels, together with other necessary deposits paid during the course of business. Further, other assets also include the receivable from the Pool Management Revenue Share Rights Agreement entered into (see Note 20). This asset is recognized at cost at inception and amortized over its estimated useful life of five years.

Inventories

Inventories consist of lubricating oils and other consumables on board the Company’s vessels. Inventories are valued at the lower of cost and market value on a first-in-first-out basis. Cost is based on the normal levels of cost and comprises the cost of purchase, being the suppliers’ invoice price with the addition of charges such as freight or duty where appropriate.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Restricted Cash

Restricted cash consists mainly of bank deposits in the Debt Service Reserve Account, which must be maintained in accordance with the contractual arrangement under the CA-CIB, Citibank and ABN AMRO loan facility agreements (see Note 8 for details).

Vessels under construction

Vessels under construction are measured at cost and include costs incurred that are directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. These costs include instalment payments made to the shipyards, directly attributable financing costs, professional fees and other costs deemed directly attributable to the construction of the asset. Initial spares and equipment for the vessels under construction are capitalized.

For vessels under construction where the Company will be the lessee, and deemed to be the accounting owner, the legal form of the arrangement is disregarded. The vessel under construction is accounted for as if the Company were the legal owner of the vessel under construction. The cost paid for by the lessor is considered a financing arrangement. An asset is recorded for incurred construction costs in accordance with the policies for owned vessels under construction and the costs funded by the lessor is reflected as a borrowing (see Note 8).

Vessels under construction - impairment

Vessels under construction are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, the carrying value of the vessels under construction is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows associated with all future expenditure necessary to develop the vessel and expected to be generated by the use of the vessel over its useful life and its eventual disposal to its carrying amount based on the expected service potential of the asset once development is substantially completed. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair value of the asset.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Vessels

Vessels are recorded at their cost less accumulated depreciation. Vessel cost comprises acquisition costs directly attributable to the vessel and the expenditures made to prepare the vessel for its initial voyage. Vessels are depreciated on a straight-line basis over their estimated useful economic life from the date of initial delivery from the shipyard. The useful life of the vessels is estimated at 25 years from the date of initial delivery from the shipyard. Depreciation is based on cost less estimated residual scrap value. Residual scrap value is estimated as the lightweight tonnage of each vessel multiplied by the estimated scrap value per ton. The market price of scrap per tonne is calculated based on the historical ten year average. Residual values are reviewed annually. The Company capitalises and depreciates the costs of significant replacements, renewals and upgrades to its vessels over the shorter of the vessel’s remaining useful life or the life of the renewal or upgrade. The amount capitalised is based on management’s judgement as to expenditures that extend a vessel’s useful life or increase the operational efficiency of a vessel. Costs that are not capitalised are recorded as a component of direct vessel operating expenses during the period incurred. Expenses for routine maintenance and repairs are expensed as incurred.

Vessel Impairment

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such indicators are present, the carrying value of the vessels are tested for recoverability by comparing the estimate of future undiscounted net operating cash flows associated with all future expenditure necessary to operate the vessel and expected to be generated by the use of the vessel over its useful life and its eventual disposal to its carrying amount based on the expected service potential of the asset. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled drydocking, expected offhire and scrap values, and taking into account historical revenue data and published forecasts on future economic growth and inflation. An impairment charge is recognized if the carrying value is in excess of the estimated future undiscounted net operating cash flows. The impairment loss is measured based on the excess of the carrying amount over the fair value of the asset.

Drydock Expenditure

Vessels are typically drydocked every five years. Dry-docking costs are accounted for as a separate component of vessels and are amortised over the dry-docking interval. Part of the purchase price of a new built vessel corresponding to the normal expected dry-docking expense is recognised as a separate component of the asset (dry-docking part of vessel). Expenses for routine maintenance and repairs are expensed as incurred.

Operating Leases

The charters for the Company’s vessels are classified as operating leases for all periods presented, and the rental charges are charged against income on a straight-line basis over the life of the lease.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Financing arrangements Navig8 Product Tankers Inc. may enter into transactions accounted for as sale and leasebacks, in which vessels are sold to a third party and then leased for use by Navig8 Product Tankers Inc. Under certain circumstances, the necessary criteria to recognise a sale of these assets may not occur and the transaction is reflected as a financing arrangement, with proceeds received from the transaction reflected as a borrowing (see Note 8). When the necessary criteria have been met to recognise a sale, gains or losses on the sale of the assets are generally deferred and amortised over the term of the transaction, except in certain limited instances when a portion of the gain or loss may be recognised upon inception.

Distributions to shareholders

Distributions to the shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the additional paid in capital account.

Financial Instruments

The carrying values of cash and cash equivalents, trade receivables and trade payables reported in the consolidated balance sheet are reasonable estimates of their fair values due to their short-term nature. The fair values of long-term debt approximate the recorded values due to the variable interest rates payable.

In determining the fair value of all other financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Deferred finance charges

Deferred financing charges include fees, commissions and legal expenses associated with securing financing facilities. Deferred financing charges are presented on the balance sheet as a contra-liability, against the debt liability. These costs are amortised, over the term of the debt, to interest expense and finance costs in the consolidated statement of operations using the straight - line method as the results obtained are not materially different from those that would result from use of the interest method.

Deferred initial up-front commitment fees paid to lenders for revolving credit facilities and lines of credit represent the benefit of being able to access capital over the contractual term, and therefore, meet the definition of an asset. These are presented as an asset and subsequently amortised ratably over the term of the commitment period for the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Contingencies

Navig8 Product Tankers Inc provides for contingent liabilities when (i) it is probable that a liability has been incurred at the date of the financial statements and (ii) the amount of the loss can be reasonably estimated. Disclosure in the notes to the financial statements is required for material contingent liabilities that do not meet both these conditions if there is a reasonable possibility that a liability may have been incurred at the balance sheet date.

Preferred Stock

Navig8 Product Tankers Inc issued series A redeemable preference shares in a rights offering in November 2016. The shares are redeemable at the respective premiums upon the occurrence of certain events. In line with US GAAP, these conditionally redeemable securities are to be classified outside of permanent stockholders’ equity. Accordingly, the Company classifies these shares as mezzanine equity (see Note 10 for details).

Equity issuance costs

Incremental costs incurred that are directly attributable to an actual offering of equity securities, including those classified as mezzanine equity, are deducted from the related proceeds of the offering, and the net amount is recorded as contributions in the period when such shares are issued. Other costs incurred that are not directly attributable, but are related, to an actual offering are expensed as incurred.

Earnings per share

Basic earnings per share is calculated by dividing the net income/(loss) attributable to equity holders of the common shares by the weighted average number of common shares outstanding. Diluted earnings per share are calculated by adjusting the net income/(loss) attributable to equity holders of the common shares and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares. Such dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

Share-based compensation - Warrants

The warrants are issued for the payment of services in relation to the negotiation of the shipbuilding contracts. The Company calculates the fair value of warrants utilizing a binomial valuation model to which Monte Carlo simulations are applied. The model projects future share prices based on a risk-neutral framework. The parameters used include inception date, share price, subscription price, lifetime, expected volatility and expected dividends. The amount of share-based compensation recognized during a period is based on the fair value of the award at the time of issuance and is capitalised against the vessel costs.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Share-based compensation — Stock Options and Restricted Stock Units

In accordance with the guidance on ‘Share-based Payments’, the Company is required to expense the fair value of stock options and restricted stock units issued to employees over the period the options vest. The Company amortises share-based compensation on a straight-line basis over which the employee is required to provide service in exchange for the reward — the vesting period. The Company records the share-based compensation expense, related to the equity granted, in the consolidated statement of operations as general and administrative expenses.

Taxes

Navig8 Product Tankers Inc and its subsidiaries that are incorporated in the Republic of the Marshall Islands, in accordance with the income tax laws of the Marshall Islands, are not subject to Marshall Islands’ income tax. The Company is generally not subject to state and local income taxation. Pursuant to various tax treaties, the Company’s shipping operations are not subject to foreign income taxes. However, the Company does not qualify for the exemption pursuant to Section 883 of the U.S. federal income taxation Code and therefore is subject to U.S. federal tax on its shipping income derived from the United States.

Certain of the Company’s subsidiaries are subject to income tax under local jurisdictions. The tax paid by subsidiaries of the Company that are subject to income tax is not material. The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

Foreign currencies

The individual financial statements of Navig8 Product Tankers Inc and each of its subsidiaries are presented in the currency of the primary economic environment in which we operate (its functional currency), which in all cases is U.S. dollars. For the purpose of the consolidated financial statements, our results and financial position are also expressed in U.S. dollars.

In preparing the financial statements of Navig8 Product Tankers Inc and each of its subsidiaries, transactions in currencies other than the U.S. dollar are recorded at the rate of exchange prevailing on the dates of the transactions. Any change in exchange rate between the date of recognition and the date of settlement may result in a gain or loss which is recognized in the consolidated statement of operations. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into the functional currency at rates ruling at that date. All resultant exchange differences have been recognized in the consolidated statement of operations.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information and significant accounting policies (Continued)

Revenue Recognition

Vessel revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts, and other sales-related or value added taxes.

Vessel revenue comprises pool revenue. Pool revenue for each vessel is determined in accordance with the profit sharing terms specified within each pool agreement. In particular, the pool manager aggregates the revenues and expenses of all of the pool participants and distributes the net earnings to participants based on the following allocation key:

•	the pool weighting (vessel attributes such as cargo carrying capacity, fuel consumption, and construction characteristics are taken into consideration); and
•	the number of days the vessel participated in the pool in the relevant period.

We recognize net pool revenue on a monthly basis when the vessel has participated in a pool during the period, and the amount of pool revenue for the month can be estimated reliably.

Vessel revenue also includes the revenue from the Pool Management Revenue Share Rights Agreement, in which the Company has agreed to provide its ships to the Alpha8 Pool and LR8 Pool and receive a 30% share of the net revenues after deducting the agreed overheads derived from the commercial management of the two pools. We recognise the net revenue on a monthly basis, net of the amortization of the correlating Pool Management Revenue Share asset, when the vessels have participated in the two pools as per the agreement. The amount of revenue share for the month can be estimated reliably.

Vessel Expenses

Vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, transportation tax, pool administration fee and technical management fees, are expensed as incurred.

Interest expense

Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses incurred on pre-delivery financing arrangements are capitalized during construction of newbuildings at the Company’s rate applicable to borrowings outstanding during the period.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Newly issued accounting standards

In January 2016, the FASB issued ASU No. 2016-01, Financial instruments - overall (Subtopic 825-10): Recognition and measurement of financial assets and financial liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognised through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately, in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortised cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortised cost on the balance sheet for public business entities. This update is effective for fiscal years beginning after December 15, 2017, and for interim periods within those fiscal years. Early adoption is permitted for any entity in any interim or annual period. The Company is currently in the process of evaluating the impact of the update on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU 2016-02 is intended to increase the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. In order to meet that objective, the new standard requires recognition of the assets and liabilities that arise from leases. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. This update is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. The Company is currently evaluating the effect that adopting this standard will have on its financial statements and related disclosures.

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, Derivatives and hedging (Topic 815): Contingent put and call options in debt instruments. Topic 815 requires that embedded derivatives be separated from the host contract and accounted for separately as derivatives if certain criteria are met, including the “clearly and closely related” criterion. The amendments in this update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts. An entity performing the assessment under the amendments is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. The amendments apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The standard is effective for annual periods beginning after December 15, 2016 and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Newly issued accounting standards (Continued)

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee-Share Based Payment Accounting. ASU 2016-09 is part of the FASB simplification initiative to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas for simplification apply only to non-public entities. The amendments in this Update affect all entities that issue share-based payment awards to their employees. The amendments are effective for annual periods beginning after December 15, 2016 and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In April 2016, the FASB issued ASU2016-10— Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. ASU No. 2016-10 suggests guidance for stakeholders on identifying performance obligations and licenses in customer contracts. In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. The standard is effective for annual periods beginning after December 15, 2017, and interim periods within these annual reporting periods. The Company is evaluating the potential impact of this standard update on its consolidated financial statements and related disclosure.

In June 2016, the FASB issued ASU 2016-13-Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this ASU require the measurement of all expected credit losses for financial assets, which include trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance in this ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating this ASU and any potential impacts the adoption of this ASU will have on our consolidated financial statements revised guidance for the accounting and reporting of financial instruments.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Newly issued accounting standards (Continued)

In August 2016, the FASB issued ASU 2016-15-Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Entities must apply the guidance retrospectively to all periods presented, but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the effect that adopting this standard will have on its consolidated financial statements and related disclosures.

In October 2016, the FASB issued ASU 2016-17—Consolidation (Topic 810): Interests held through related parties that are under common control. The Board is issuing this Accounting Standards Update to amend the consolidation guidance on how a reporting entity that is the single decision maker of a variable interest entity (VIE) should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. Under the amendments, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The new guidance is effective fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18—Statement of cash flows (Topic 230): Restricted cash. Stakeholders indicated that diversity exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. This Update addresses that diversity. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. The Company is currently evaluating the effect that adopting this standard will have on its consolidated financial statements and related disclosures.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Segment Information

The Company and the chief operating decision maker (“CODM”) measure performance based on the Company’s overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company has only one reportable segment.

The Company’s vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful. The Company operates in one market, the product tanker market, as an international provider of seaborne transportation of products.

4.	Cash Flow Information

Non-cash investing activities not included in the consolidated statement of cash flows of:

	2016	2015
	(‘000)	(‘000)
CSSC instalments directly paid to shipyard	$193,169	$9,439
Proceeds from the sale of vessels	—	74,275
Amounts unpaid for vessels under construction	—	5,865

Non-cash financing activities not included in the consolidated statement of cash flows of:

	2016	2015
	(‘000)	(‘000)
Amounts unpaid for debt financing costs	$176	$341
Pool revenue share rights	—	(4,128)
Amounts unpaid for common / preference share issuance costs	380	—

5.	Cash and cash equivalents

The cash and cash equivalents as of December 31, 2016 and 2015 are denominated in United States Dollars. As of December 31, 2016 and 2015 the cash and cash equivalents balance relates solely to cash deposited with the banks.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Vessels

(in thousands of $)	Vessels		Vessels under construction
Cost at December 31, 2014	—		284,553
Instalments and capitalised interest	—		416,549
Transfer from vessels under construction	101,352		—
Disposals	—		(152,571)
Transfer to vessels	—		(101,352)
Services capitalised*	—		4,325

Cost at December 31, 2015	101,352		451,504
Instalments and capitalised interest (1)	(322)		694,721
Transfer from vessels under construction	1,096,733		—
Disposals	—		—
Transfer to vessels	—		(1,096,733)
Services capitalised*	—		7,050

Cost at December 31, 2016	1,197,763		56,542

Accumulated Depreciation at December 31, 2014	—		—
Depreciation	(466)		—

Accumulated Depreciation at December 31, 2015	(466)		—
Depreciation	(28,175)		—

Accumulated Depreciation at December 31, 2016	(28,641)		—

Net Balance at December 31, 2014	—		284,553
Net Balance at December 31, 2015	100,886	(2)(3)	451,504
Net Balance at December 31, 2016	1,169,122	(2)(3)	56,542

Services capitalised relate to Project Management fees billed by Navig8 ShipmanagementPte. Ltd (“N8S”) for the supervision during construction at the respective shipyards.

(1)	Final pre-delivery cost settlement (for vessels delivered in the last quarter of 2015) resulted in a $0.3m reversal/reduction in overall pre-delivery cost
(2)	As of December 31, 2016, the balance includes a component of net capitalised drydock cost of $15.2 million (2015: $1.29 million), comprising of cost of $17.4 million (2015: $1.32 million) and accumulated depreciation of $2.2 million (2015: $0.03 million).
(3)	As of December 31, 2016, this balance relates to the carrying amount of vessels pledged as collateral under the Debt (See Note 8).

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Vessels (Continued)

Navig8 Product Tankers Inc.’s fleet as of December 31, 2016 is comprised as follows:

No.	Vessel Name	DWT	Yard	Built
1(5)	Navig8 Solidarity	109,999	Sungdong	November 2015
2(1)	Navig8 Excel	74,000	STX	November 2015
3(5)	Navig8 Stability	109,999	Sungdong	January 2016
4(5)	Navig8 Solace	109,999	Sungdong	January 2016
5(1)	Navig8 Excelsior	74,000	STX	January 2016
6(1)	Navig8 Expedite	74,000	STX	January 2016
7(3)	Navig8 Symphony	109,999	Sungdong	February 2016
8(1)	Navig8 Exceed	74,000	STX	February 2016
9(3)	Navig8 Sanctity	109,999	Sungdong	March 2016
10(1)	Navig8 Experience	74,000	STX	March 2016
11(3)	Navig8 Steadfast	109,999	Sungdong	May 2016
12(1)	Navig8 Express	74,000	STX	May 2016
13(1)	Navig8 Executive	74,000	STX	May 2016
14(1)	Navig8 Excellence	74,000	STX	May 2016
15(4)	Navig8 Grace	113,000	CSSC^	May 2016
16(4)	Navig8 Gallantry	113,000	CSSC^	June 2016
17(2)	Navig8 Pride	74,000	SPP	July 2016
18(3)	Navig8 Supreme	109,999	Sungdong	August 2016
19(4)	Navig8 Guard	113,000	CSSC^	August 2016
20(2)	Navig8 Providence	74,000	SPP	August 2016
21(4)	Navig8 Guide	113,000	CSSC^	October 2016
22(1)	Navig8 Precision	74,000	SPP	October 2016
23(1)	Navig8 Prestige	74,000	SPP	November 2016
24(4)	Navig8 Goal	113,000	CSSC^	November 2016

Under Construction				Scheduled Delivery
14(4) (6)	Navig8 Gauntlet	113,000	CSSC^	Q1 2017
15(4) (6)	Navig8 Gladiator	113,000	CSSC^	Q1 2017
16(4) (6)	Navig8 Gratitude	113,000	CSSC^	Q2 2017

^	Previously known as Guangzhou Shipyard International (GSI)
(1)	Companys owned vessels.
(2)	Vessels subject to the CMBFL financing arrangement (see Note 8).
(3)	Vessels subject to the Ocean Yield financing arrangement (see Note 8).
(4)	Vessels subject to the CSSC financing arrangement (see Note 8).
(5)	Vessels subject to the BCFL financing arrangement (see Note 8).
(6)	Vessels’ construction contracts are novated to CSSC under the financing arrangement (see Note 8).

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Commitments and Contingencies

The Company’s estimated commitments (see Note 8 for debt), as of December 31, 2016, through the expected delivery dates of the 3 vessels, aggregate approximately $91.9 million which will be payable as follows (in millions of dollars):

2017	2018	2019	2020	After 5 years
Vessels — Newbuildings	$91.9	—	—	—

There are no contingencies outstanding which are expected to have a material impact on the financial position, results of operations or cash flow either individually or in the aggregate.

8.	Debt

As at December 31, 2016 the Company had three bank loan facilities (2015: 2) and four sale and leaseback financings (2015: 2), which it has used to finance newbuildings. Where applicable, the Company’s ship-owning subsidiaries have granted first priority mortgages against the relevant vessels in favor of the lenders as security for their obligations under the bank loan facilities, and the Company also acts as guarantor of the bank loan facilities and the sale and leaseback financings. These mortgages and guarantees can be called upon following a payment default or other event of default or termination event.

The outstanding principal balance on each debt facility at the balance sheet date is as follows:

	2016	2015
	(‘000)	(‘000)
Senior Secured DVB Credit Facility	$—	$32,055
Senior Secured CA-CIB Credit Facility	120,431	31,923
Senior Secured Citi Credit Facility	120,482	—
Senior Secured ABN Credit Facility	57,232	—
Ocean Yield Sale and Leaseback	180,918	64,371
CSSC Sale and Leaseback	183,342	—
CMBFL Sale and Leaseback	71,787	—
BCFL Sale and Leaseback	115,390	—
Pre-delivery financing arrangement (under CSSC Sale and Leaseback)	24,032	19,095

Total Debt	873,614	147,445
Less: Unamortised debt issuance cost	(30,554)	(14,291)

Net Debt	843,060	133,154
Less: Current portion	(79,120)	(87,754)

	$763,940	$45,400

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

Future minimum scheduled repayments under the Company’s loan facilities, sale and leaseback financing arrangements and pre-delivery financing arrangements for each year are as follows:

$’000	2017	2018	2019	2020	2021	Thereafter
Aggregate Bank Loan Facilities	20,835	20,835	20,835	20,835	20,835	193,970
Aggregate Sale and Leaseback	48,607	48,288	47,968	47,700	47,329	311,834
Financing Arrangements (1) (2)
Pre-delivery Financing Arrangement	24,032
Interest on Pre-delivery Financing Arrangement	208

Total	93,682	69,123	68,803	68,535	68,164	505,804

(1)	Amount excludes Purchase Options for 8 CSSC Sale and Leaseback for vessels totaling $70.5 million and 4 Ocean Yield Sale and Leaseback vessels totaling $35.6 million.
(2)	Excluding interest amount of $106.4 million, the net financing arrangements liability is $551.4 million.

Senior Secured DVB Credit Facility

In September 2014, the relevant ship-owning subsidiaries of the Company entered into the original Senior Secured DVB Credit Facility, the proceeds of which were intended to be used to fund a portion of the purchase price of 6 vessels under construction at Sungdong shipyard and 2 vessels under construction at GSI shipyard. In September 2015, we amended the original Senior Secured DVB Credit Facility to reduce the number of vessels that it partially funds to 3 vessels at Sungdong due to the sale of the three other Sungdong vessels and the alternative financing arrangements entered into for the 2 GSI vessels (see CSSC Sale and Leaseback further below). On August 11, 2016, the three remaining vessels financed under this credit facility were entered into sale and leaseback financing arrangements with BCFL (see BCFL Sale and Leaseback further below). As part of this arrangement, the senior debt outstanding under this facility of $95.5 million as of August 11, 2016 was repaid in full.

Senior Secured CA-CIB Credit Facility

In November 2015, the relevant ship-owning subsidiaries of the Company entered into a $64.3 million Senior Secured CA-CIB Credit Facility (provided by CA-CIB), to finance two vessels under construction at STX shipyard. In January 2016, we increased the aggregate principal amount available under this facility to $128.5 million (in so doing, BNPP became an additional lender), in order to finance a further two vessels under construction at STX. The debt financing covers approximately 65% of the contract price of each of the four vessels. This loan was drawn down fully in 4 tranches with the final tranches drawn down in connection with vessel deliveries in January and February 2016 respectively. Interest is calculated on each tranche at LIBOR plus (i) 2.75% if the Company is not listed, or if it is listed but (a) the tangible net worth of the Company is less than US$600,000,000 on the date of such listing or (b) thereafter, the tangible net worth of the Company is less than US$600,000,000 and the security cover ratio on the relevant testing date is less than 165%, or (ii) 2.50% if the Company is listed and (a) the tangible net worth of the Company is at least US$600,000,000 on the date of such listing or (b) thereafter, the tangible net worth of the Company is less than US$600,000,000 but the security cover ratio is at least 165%. Principal repayments on loans are made on a quarterly basis, with a balloon payment paid with the final instalment. The loan fully matures in 2023.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

Senior Secured Citi Credit Facility

On April 22, 2016, the relevant ship-owning subsidiaries of the Company entered into a $130.3 million senior secured credit facility agreement with Citibank N.A., London Branch and Caixabank, S.A. to provide financing for four vessels constructed or under construction at STX shipyard. The facility comprises a commercial debt tranche of $26.1 million and an ECA-covered tranche of $104.2 million provided by the Korea Trade Insurance Corporation (“K-Sure”). The loan was drawn down fully in four tranches, one in March and three in May 2016 respectively, in connection with vessel deliveries. Interest is calculated at LIBOR plus 2.50% on the commercial tranche and LIBOR plus 1.60% on the K-Sure covered tranche. Principal repayments on loans are made on a quarterly basis, with a balloon payment made after six years following drawdown for each vessel. The loan fully matures in 2028.

Senior Secured ABN Credit Facility

In July 2016, the relevant ship-owning subsidiaries of the Company entered into a $66.0 million senior secured credit facility agreement with ABN AMRO Bank, to finance two vessels under construction at SPP shipyard. The Facility consists of two separate tranches, a $13.2 million commercial tranche and an ECA-covered tranche of $52.8 million provided by K-Sure. The loan was drawn down fully in two tranches, in October and November 2016 respectively, in connection with vessel deliveries. Interest is calculated at LIBOR plus 2.75% on the commercial tranche (if the total debt outstanding under the facility is equal to or more than 50% of the aggregate of the market values of the two subject vessels or 2.50% if the total debt outstanding under the facility is less than 50% of the aggregate of the market values of the two subject vessels, at any relevant time) and LIBOR plus 1.80% on the K-Sure covered tranche. Principal repayments on loans are made on a quarterly basis, with a balloon payment made after six years following drawdown for each vessel. The loan fully matures in 2028.

Ocean Yield Sale and Leaseback

On 10 July 2015, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback arrangements with Ocean Yield ASA in respect of four vessels that were delivered by Sungdong between February 2016 and August 2016. These transactions are treated as financing transactions. The net proceeds from the financings (after a 5% seller’s credit) was $188.1 million. As of December 31, 2016, we have fully drawn down on the financings and no further amounts are available for borrowing.

Under the arrangement, four vessels were delivered to Ocean Yield upon delivery from Sungdong and thereafter the relevant ship-owning subsidiaries of the Company entered into 13-year bareboat charters for each vessel, each commencing upon their respective deliveries. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the seventh anniversary from the delivery date of the subject vessel. Post-delivery charterhire under the arrangement comprises a fixed per day rate, paid monthly in advance. The fixed charterhire rate is subject to annual adjustment based on the prevailing LIBOR rate.

In addition, as part of the Ocean Yield Sale and Leaseback Arrangement, we entered into a $19.8 million pre-delivery loan facility agreement with Ocean Yield in respect of each of the four subject vessels. As of December 31, 2016, we had repaid all the outstanding borrowings under the pre-delivery loan facility agreements via the sale and leaseback arrangements upon delivery of each subject vessel from Sungdong. The fixed interest rate on outstanding borrowings under the pre-delivery loan facility agreements was 7% and was payable quarterly in arrears.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

CSSC Sale and Leaseback

On 25 June 2015, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback arrangements with CSSC (Hong Kong) Shipping Company Limited (“CSSC HK”), in respect of all eight vessels that are scheduled to be delivered/have been delivered by GSI. Under the arrangements, we partially novated the shipbuilding contracts for each of the eight relevant vessels so that the obligation to pay and the right to take delivery of each vessel from the shipyard was transferred to CSSC HK. These transactions are treated as financing transactions. The eight subject vessels will continue to be recorded as assets on our balance sheet.

The net proceeds from the financings is expected to be $304 million. As of 31 December 2016, we have fully drawn down on the pre-delivery financings made by CSSC HK and up to $92.0 million remains available for borrowing. The pre-delivery instalments accrue interest but principal borrowings are not repayable as fixed charterhire until after delivery of the relevant vessel.

As of December 31, 2016, we had $183.3 million of outstanding borrowings under the post-delivery charterhire component of the arrangements. Under the arrangements, we have entered or will enter into 10-year bareboat charters with CSSC for each of the eight subject vessels, each commencing upon their respective deliveries. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the fourth anniversary from the delivery date of the subject vessel, and a purchase obligation on the tenth anniversary of the delivery of each vessel. Post-delivery charterhire under the arrangements comprises a fixed charterhire of US$197,917 per month (assuming there is no reduction in the estimated purchase price of the subject vessels under the novation agreements as a result of a fall in the fair market value of such vessels at delivery) and a variable charterhire at a rate of LIBOR plus 4.6%, payable monthly in advance. The fixed charterhire shall be adjusted down in the event that the purchase price for a vessel under a novation agreement is reduced as a result of a fall in the fair market value of such vessel at delivery. Pre-delivery interest is payable on the pre-delivery instalments made by CSSC HK for each vessel at a fixed rate of 7.25%.

CMBFL Sale and Leaseback

On March 17, 2016, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback agreements with CMB Financial Leasing Co. Ltd (“CMBFL”), for two product tankers being built at SPP shipyard. These transactions are treated as financing transactions and the relevant vessels will continue to be recorded as assets on our balance sheet. The net proceeds from the transactions amounted to $76.9 million. As of December 31, 2016, we have fully drawn down on the financings, in connection with vessel deliveries in July and August 2016.

Under the arrangement, both vessels were delivered to CMBFL upon delivery from SPP and thereafter the relevant ship-owning subsidiaries of the Company entered into 7-year bareboat charters for each vessel, each commencing upon their respective deliveries. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is a purchase obligation for each of the subject vessels on the seventh anniversary of the delivery to CMBFL.

Post-delivery charterhire under the arrangement comprises a fixed charterhire of US$ 0.6 million and a variable charterhire at a rate of LIBOR plus 3.75%, payable quarterly in advance.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

CMBFL Sale and Leaseback (Continued)

Under the CMBFL Sale and Leaseback, CMBFL also financed the pre-delivery instalments for the vessels with such payments by CMBFL accruing, in the pre-delivery period, interest at a rate of LIBOR plus a margin of 4.5%. As of December 31, 2016, we had repaid all the outstanding borrowings under the pre-delivery loan facility agreements via the sale and leaseback arrangements upon each delivery of each subject vessel from SPP.

BCFL Sale and Leaseback

On 4 August 2016, the relevant ship-owning subsidiaries of the Company entered into sale and leaseback arrangements with Bank of Communications Finance Leasing Co Ltd., (“BCFL”) for three vessels previously financed under the Senior Secured DVB Credit Facility (Navig8 Solidarity, Navig8 Solace and Navig8 Stability). These transactions are treated as financing transactions and the three subject vessels will continue to be recorded as assets on our balance sheet. As part of this arrangement, the amount outstanding under the Senior Secured DVB Credit Facility of $95.5 million was repaid in full on 11 August 2016. The net proceeds from the transactions amounted to $118.8 million.

Under the arrangements, all three vessels were delivered to BCFL upon completion of the transactions on 11 August 2016 and, on the same day the relevant ship-owning subsidiaries of the Company entered into 10-year bareboat charters for each vessel. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such option exercisable on the fourth anniversary from the delivery date to BCFL. There is a purchase obligation for each of the subject vessels on the tenth anniversary of the delivery to BCFL.

Post-delivery charterhire under the arrangement is payable monthly in advance. The charterhire comprises principal repayment and an amount of variable charterhire at a rate of LIBOR plus 3.5%.

Financial Covenants

The above financings have, where indicated, the following financial covenants that require us to maintain (based on terms defined in the credit/sale and leaseback agreements):

•	for each financing arrangement described above other than the CSSC Sale and Leaseback Arrangement and the BCFL Sale and Leaseback Arrangement, cash or cash equivalents of at least the aggregate of (i) $1,400,000 in respect of each delivered LR2 vessel owned by the Company and (ii) an amount equal to four per cent (4%) of the applicable total net debt for each other vessel owned by the Company;

•	for each financing arrangement described above other than the CSSC Sale and Leaseback Arrangement and the BCFL Sale and Leaseback Arrangement, a ratio of total net debt to total fixed assets of no more than 75%;

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Debt (Continued)

•	for each financing arrangement described above other than the CSSC Sale and Leaseback Arrangement and the BCFL Sale and Leaseback Arrangement, a tangible net worth of at least US$272,254,000 provided that this threshold is to be increased on each testing date by an amount equal to the aggregate of (i) 25% of the aggregate consolidated net income of the Company during the 6 month period prior to the relevant testing date and (ii) 50% of the aggregate amount of any equity raised by the Company during the 6 month period prior to such testing date; and

The above financings have, where indicated, a security covenant that requires us to maintain a minimum level of security coverage such that:

•	for each bank finance facility the aggregate fair market value of the vessels collateralizing the credit facility is at least, 135% of the debt outstanding (as calculated for each credit facility); and,

•	for the CMBFL Sale and Leaseback Arrangement and CSSC Sale and Leaseback Arrangement, the fair market value of each vessel is respectively at least 115% and 125% of the debt outstanding (as calculated for each sale and leaseback arrangement) in respect of such vessel.

Each of our financings discussed above have, unless indicated otherwise below and among other things, the following restrictive covenants which would restrict our ability to:

•	incur additional indebtedness;

•	under the bank financing facilities, sell the collateral vessel;

•	make additional investments or acquisitions;

•	pay dividends, in the event of a default, or if an event of default would occur as a result of the payment of dividends; in the case of all of the bank financings, our ability to pay dividends is additionally restricted if the debt service reserve accounts are not fully funded and in the case of certain of the bank financings, our ability to pay dividends is restricted if satisfactory cash flow forecasts are not provided; and,

•	under the bank financing facilities and certain of the sale and leaseback arrangements, effect a change of control of the Company.

Our obligations under the sale and leaseback arrangements are secured by, among other things, assignments of earnings and insurances, stock pledges and account charges in respect of the subject vessels and are unconditionally and irrecoverably guaranteed by us.

In addition, our financings contain customary events of default, including cross-default provisions.

As of December 31, 2016, we are in compliance with the financial covenants of each of our financing arrangements.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Common Shares and Series A Redeemable Preference Shares

On March 12, 2015, we issued 336,963 common shares to Navig8 Limited as payment for Pool Management Revenue Share Rights, included in the consolidated balance sheet as prepaid expenses and other assets. The issuance price per share was $12.25.

On January 15, 2016, we issued 70,204 shares of the Company’s common stock to four executive officers of the Company in full settlement of the RSUs granted to such officers in 2015 and which vested on December 31, 2015.

On November 15, 2016, we launched a rights offering of 3,000,000 units, or Units, each Unit consisting of one Series A redeemable preference share in the Company, the terms of which are summarised below, or the Series A redeemable Preference Shares, and 2.344 common shares in the Company, or the Common Shares, raising gross proceeds to the Company of $30 million, or the Rights Offering. The issuance price per Unit in the Rights Offering was $10.00, representing a par value of $0.01 per Series A redeemable Preference Share and a par value of $0.01 per 2.344 Common Shares. Proceeds from the right offering were allocated, based on their relative fair values after accounting for the fair value of the embedded derivative, to the common and preferred shares. The Rights Offering was undertaken in two tranches, which were on identical terms save for (i) the Subscription Right (as defined below) and (ii) the timeline for the application, allocation, payment for and issuance of shares.

On November 23, 2016, in the first tranche of the Rights Offering, we issued and sold 2,656,051 Units, comprising 2,656,051 new Series A redeemable Preference Shares and 6,225,782 new Common Shares, for net proceeds of $26,560,437.18 (such figure being net of bank charges), as denominated in USD as of that date. All proceeds have been duly received from shareholders.

On December 5, 2016, in the second tranche of the Rights Offering, we issued and sold 343,949 Units, comprising 343,949 new Series A redeemable Preference Shares and 806,218 new Common Shares. All proceeds have been duly received from shareholders.

As of December 31, 2016, we have:

•	46,877,945 shares (2015: 39,775,741 shares) of common stock issued and paid, the $0.01 par value of which is recorded as common stock of $468,779 (2015: $397,758). The common stock issued and paid includes a non-cash issuance of 70,204 shares (2015: 775,058 shares), amounting to $703 (2015: $7,751), to four executive officers of the Company in full settlement of the restricted stock units issued to them in 2015.

•	3,000,000 (2015: Nil) Series A redeemable Preference Shares issued and paid, the $0.01 par value of which is recorded as preferred stock (2015: Nil). The Preference Shares were fair valued at $21 million net of any direct issue costs amounting to $0.4 million (2015: nil). See note 10 for details.

•	Paid-in capital of $424.2 million (2015: $415.1 million) represents the excess of net proceeds from common stock issuances over the par value, net of direct issuance costs of $9.8 million (2015: $9.7 million).

•	The paid-in capital includes the non-cash issuance of $1.8 million (2015: $1.0 million) for the issuance of stock options and restricted stock units

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Terms of the Series A Redeemable Preference Shares

The terms of the Series A redeemable Preference Shares are set out in full in the Statement of Designation of the Rights, Preferences and Privileges of Series A Cumulative Redeemable Perpetual Preferred Stock of the Company that was filed with the Republic of the Marshall Islands Registrar of Corporations on November 23, 2016 and which form part of our Articles of Incorporation. Such terms are summarised below:

•	Liquidation Preference — Holders of Series A redeemable Preference Shares will rank ahead of common shareholders in respect of return of capital and in liquidation. Each Series A redeemable Preference Share shall have a liquidation preference equal to USD 10.00 plus any accrued and unpaid dividend Maturity — Subject to the occurrence of a change of control, there is no fixed maturity date in respect of return of Series A redeemable Preference Share capital.

•	Voting Rights — Holders of Series A redeemable Preference Shares shall have no voting rights, other than the right to vote as a class on any adverse changes to the rights of the Series A redeemable Preference Shares, including issuance of any senior or pari passu class of capital stock. A two-thirds majority vote of Series A redeemable preference shareholders shall be required to pass any matters requiring the approval of the Series A redeemable preference shareholders.

•	Dividends — Each Series A redeemable Preference Share shall receive a dividend equal to 10% per annum, or the Dividend Rate, multiplied by the sum of (i) USD 10.00 and (ii) all unpaid accrued and accumulated dividends in respect of that share. Each quarter following the original issue date, the Dividend Rate shall increase by 2% with a maximum Dividend Rate of 18%, Dividends on Series A redeemable Preference Shares will accrue and be cumulative on a compound basis from the date that the Series A redeemable Preference Shares are originally issued, being 23 November 2016. If no dividends on Series A redeemable Preference Shares are paid by the Company in a given quarter, such dividends shall accumulate and compound, whether or not declared, and shall remain accumulated and compounding dividends until paid. Dividends on Series A redeemable Preference Shares (including accumulated preference share dividends not paid out in previous quarters) are to be paid out in priority to dividends or distributions on, or redemptions of, Common Shares. As at December 31,2016 $0.3m of dividends is accumulated in aggregate on the Series A redeemable preference shares ($0.10 per preferred share).

•	Redemption Option — The Company has the right to redeem all, or a percentage of, the Series A redeemable Preference Shares in cash at a redemption price equal to the sum of the liquidation preference and accrued dividends multiplied by:

•	1.20 if the redemption is exercised prior to 23 November 2017

•	1.10 if the redemption is exercised prior to 23 November 2018

•	1.00 if the redemption is exercised on or after 23 November 2018

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Terms of the Series A Redeemable Preference Shares (Continued)

•	Upon a change of control of the Company, the Company must offer to repurchase all and not only part of the Series A redeemable Preference Shares at the then applicable redemption price. This is an embedded redemption option (redeemable only upon a change in control) within the terms of the Series A redeemable Preference Shares, fair valued at $1.5 million (recorded as a financial liability on the face of the balance sheet). As at the reporting date, redemption of the preferred stock is considered not probable as there are no plans for a change in control to occur.

•	Put Option — Following the closing of the Rights Offering, if the Company issues any new securities of the Company that rank senior or pari passu to the Series A redeemable Preference Shares (excluding on a first priority asset secured basis), or Preferred Securities, and the Company does not first offer the parties that subscribed in the first tranche of the Rights Offering the right to subscribe for their respective pro-rata share of such Preferred Securities, or Subscription Right, such pro-rata share being the percentage of the Series A redeemable Preference Shares that they purchased in the Rights Offering, then each holder of Series A redeemable Preference Shares at such time shall have an option, or Put Right, to put the Series A redeemable Preference Shares held by it to the Company at the then applicable Redemption Price. The Subscription Right shall not transfer in the event any of such Series A redeemable Preference Shares are transferred, and a shareholder’s Subscription Right shall terminate in the event such shareholder no longer holds any Series A redeemable Preference Shares.

11.	Earnings per share

The computation of basic earnings per share is based on distributable net income/(loss) and the weighted average number of shares outstanding during the year. The computation of diluted earnings per share is based on distributable net income and the weighted average number of shares outstanding based on the treasury stock method.

The warrants and stock options, as disclosed in note 12 and 13, are not included in the EPS calculation because doing so would be anti-dilutive.

The components of the numerator for the calculation of basic EPS and diluted EPS for Net income/ (loss), are as follows:

	2016 (‘000)	2015 (‘000)
Net income / (loss)	$(5,172)	$26,656
Less: Cumulative undeclared dividends on preferred stock	(294)	—

Distributable net income / (loss)	$(5,466)	$26,656

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	2016	2015
Weighted average number of shares outstanding — basic (in ‘000)	40,569	39,711
Weighted average number of shares outstanding — diluted (in ‘000)	40,569	39,768

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Share-based compensation — Warrants

The Company did not issue any warrants during 2016 and 2015. The Company’s warrants were not exercised and expired on December 31, 2015.

The following is a summary of the status of all the Company’s warrants as of December 31, 2016:

	Number of warrants (‘000)	Weighted- average exercise price	Weighted- average remaining contractual life (Years)	Aggregate intrinsic value (‘000)
Outstanding at December 31, 2014	1,700	$10.00	1.00	$170
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	1,700	10.00	—	—
Outstanding at December 31, 2015	—	—	—	—
Vested and expected to vest at December 31, 2015	—	—	—	—
Exercisable at December 31, 2015	—	—	—	—

Outstanding at December 31, 2015	—	—	—	—
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31, 2016	—	—	—	—
Vested and expected to vest at December 31, 2016	—	—	—	—
Exercisable at December 31, 2016	—	—	—	—

13.	Share-based compensation — Stock Options

On March 12, 2015, the Company entered into stock option agreements with four executive officers, to grant stock options to purchase a total of 190,566 shares of the Company’s common stock. The share options granted to the four executive officers of the Company in 2015 have (1) an exercise price of $12.25, being equal to the last traded price on or before the 31 December 2014 on the Norwegian OTC list, (2) a vesting date of 31 December 2015, subject to the executive’s continuous employment or service with the Company through the vesting date and (3) a five-year term expiring on 1 January 2020. Each executive may exercise his options (to the extent vested and not expired or terminated) by transmitting to the Secretary of the Company a written notice specifying the number of whole shares to be purchased pursuant to such exercise, together with payment in full of the aggregate exercise price payable for such shares and any amount of applicable withholding tax. If any executive’s employment terminates after 31 December 2015 for cause, his outstanding options will immediately terminate. If any executive’s employment terminates after 31 December 2015 for any reason other than cause, his outstanding options will terminate (i) 90 days following termination of employment for any reason other than death or (ii) one year following termination of employment by reason of death, provided, however, that no option may be exercised after the expiry of its stated term or before it becomes vested and exercisable.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based compensation — Stock Options (Continued)

The fair value of the 2015 stock options at grant date totaled $527,868. The fair value of the stock options is determined by using the Black & Scholes-Merton option-pricing model. The parameters used include grant date, share price (spot), exercise price, risk-free interest rate, expected option life, expected volatility and expected dividends. Assumptions were made to calculate the fair value of the 2015 stock options. The grant date is March 12, 2015, and the spot price was $12.25. The expected life of the stock options is 2.8 years. The risk-free interest rate used was 0.98%. The expected volatility of 32.61% is based on the historical share prices of similar listed companies. The Company assumed a dividend yield of 0%. The 2015 stock options will expire if they are not exercised by January 1, 2020.

The share-based compensation expense is recognized on a straight-line basis over the vesting period. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $152,220 in the year ended December 31, 2015 and $375,648 was expensed as an out of period adjustment in 2016 relating to the 2015 share options.

On January 14, 2016, the Company entered into stock option agreements with four executive officers, to grant stock options to purchase a total of 268,080 shares of the Company’s common stock. The share options granted to the four executive officers of the Company in 2016 have (1) an exercise price of $9.06, being equal to the last traded price on or before the 31 December 2015 on the Norwegian OTC list, (2) a vesting date of 31 December 2016, subject to the executive’s continuous employment or service with the Company through the vesting date and (3) a five-year term expiring on 1 January 2021. Each executive may exercise his options (to the extent vested and not expired or terminated) by transmitting to the Secretary of the Company a written notice specifying the number of whole shares to be purchased pursuant to such exercise, together with payment in full of the aggregate exercise price payable for such shares and any amount of applicable withholding tax. If any executive’s employment terminates after 31 December 2016 for cause, his outstanding options will immediately terminate. If any executive’s employment terminates after 31 December 2016 for any reason other than cause, his outstanding options will terminate (i) 90 days following termination of employment for any reason other than death or (ii) one year following termination of employment by reason of death, provided, however, that no option may be exercised after the expiry of its stated term or before it becomes vested and exercisable.

The fair value of the 2016 stock options at grant date totaled $608,542. The fair value of the stock options is determined by using the Black & Scholes-Merton option-pricing model. The parameters used include grant date, share price (spot), exercise price, risk-free interest rate, expected option life, expected volatility and expected dividends. Assumptions were made to calculate the fair value of the 2016 stock options. The grant date is January 14, 2016, and the spot price was $9.06. The expected life of the stock options is 2.96 years. The risk-free interest rate used was 1.61%. The expected volatility of 37.7% is based on the historical share prices of similar listed companies. The Company assumed a dividend yield of 0%. The 2016 stock options will expire if they are not exercised by January 1, 2021.

The share-based compensation expense is recognized on a straight-line basis over the vesting period. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $608,542 for the year ended December 31, 2016.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based compensation — Stock Options (Continued)

The following is a summary of the status of all the Company’s stock options as of December 31, 2016:

	Number of stock options (‘000)	Weighted- average exercise price	Weighted - average remaining contractual life (Years) (as of 31 Dec 2016)	Aggregate intrinsic value (‘000)
Outstanding at December 31, 2015	191	$12.25	3.00	$—
Granted in 2016	268	9.06	4.00	—
Exercised in 2016	—	—	—	—
Forfeited or expired in 2016	—	—	—	—
Outstanding at December 31, 2016	458	10.39	3.42	—
Vested and expected to vest at December 31, 2016	458	10.39	3.42	—
Exercisable at December 31, 2016	191	12.25	3.00	—

14.	Share-based compensation — Restricted Stock Units

On March 12, 2015, the Company entered into restricted stock unit agreements whereby 70,204 shares of the Company’s common stock were awarded to four executive officers. The restricted stock units, or RSUs, granted to the four executive officers of the Company in 2015 have a vesting date of 31 December 2015, subject to the executive’s continuous employment or service with the Company through the vesting date. Upon the vesting of the 2015 RSUs, which occurred on 31 December 2015, each executive has the right to receive one common share in the Company in full settlement of each vested RSU. The common shares are to be issued to the executives no later than 60 days after the RSU vesting date, subject to withholding and other conditions, all applicable laws, rules and regulations and to approvals by any governmental agencies or national securities exchanges as may be required.

The fair value of the 2015 RSUs at grant date, determined based on the Black & Scholes-Merton option-pricing model, totalled $859,999. At time of vest, the RSUs will convert to fully unrestricted shares.

The share-based compensation expense is recognized on a straight-line basis over the expected life. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $859,999 for the year ended December 31, 2015.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Share-based compensation — Restricted Stock Units (Continued)

On January 14, 2016, the Company entered into restricted stock unit agreements whereby 94,898 restricted stock units, or RSUs, in the shares of the Company’s common stock were awarded to four executive officers. The RSUs granted to the four executive officers of the Company in 2016 have a vesting date of 31 December 2016, subject to the executive’s continuous employment or service with the Company through the vesting date. Upon the vesting of the 2016 RSUs, which occurred on 31 December 2016, each executive has the right to receive one common share in the Company in full settlement of each vested RSU. The common shares are to be issued to the executives no later than 60 days after the RSU vesting date, subject to withholding and other conditions, all applicable laws, rules and regulations and to approvals by any governmental agencies or national securities exchanges as may be required.

The fair value of the 2016 RSUs at grant date, determined based on the Black & Scholes-Merton option-pricing model, totaled $859,776. At time of vest, the RSUs will convert to fully unrestricted shares.

The share-based compensation expense is recognized on a straight-line basis over the expected life. The Company recorded stock-based compensation expense related to equity granted in connection with services to the Company of $859,776 for the year ended December 31, 2016.

The following is a summary of the status of all the Company’s RSU as of December 31, 2016:

	Number of RSU (‘000)	Weighted- average exercise price	Weighted- average remaining contractual life (Years)	Aggregate intrinsic value (‘000)
Outstanding at December 31, 2015	70	$12.25	0.00	$—
Granted	95	9.06	0.00	—
Exercised	70	12.25	—	—
Forfeited or expired	—	—	—	—
Outstanding at December 31, 2016	95	9.06	0.00	—
Vested and expected to vest at December 31, 2016	95	9.06	0.00	—
Exercisable at December 31, 2016	—	—	—	—

15.	Vessel revenue

	2016	2015
Pool revenue ($’000)	108,201	38,226

During 2016, V8 Pool Inc. distributed $66.2 million (2015 $36.8 million) to the company in revenue from vessels participating in the Alpha8 Pool and $41.8 million (2015: $1.1 million) to the company in revenue from vessels participating in the LR8 pool.

Included within vessel revenue is net loss of $0.2 million (2015: net gain of $0.3 million) relating to net revenues from the Pool Management Share Rights agreement (See Note 20).

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Vessel expenses

	2016	2015
Vessel expenses ($’000)	46,711	24,762

During 2016 and 2015, vessel expenses include charter hire expenses attributable from the three chartered-in vessels, crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, pool administration fees, transportation tax and technical management fees, were incurred on the vessels delivered.

17.	General and administrative expenses

	2016 (‘000)	2015 (‘000)
Corporate Administration Fees (related party — see Note 20)	$1,976	$2,099
Executive management salaries and benefits	2,474	2,627
Share based compensation (non-cash)	1,844	1,012
Management Fee (related party — see Note 20)	308	—
Other expenses	1,666	1,282

	$8,268	$7,020

18.	Interest expense and finance costs

	2016 (‘000)	2015 (‘000)
Interest Incurred*	$28,418	$1,988
Capitalised Interest	(4,164)	(1,739)
Amortisation of commitment fees and debt issuance cost	5,955	3,279

	$30,209	$3,528

*	Includes $1 million interest (2015: nil) relating to early termination of the DVB facility for 3 Sungdong Vessels (See Note 8)

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Financial Instruments

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative trading purposes. As at December 31, 2016 and 2015, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk

The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that the currency fluctuations will have a negative effect of the value of the Company’s cash flows.

Fair values

The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2016 and 2015 are as follows:

(in thousands of $)	2016 Fair Value	2016 Carrying Value	2015 Fair Value	2015 Carrying Value
Level 1
Cash and cash equivalents	34,276	34,276	4,480	4,480
Restricted cash	9,380	9,380	2,435	2,435
Trade receivables	19,574	19,574	6,474	6,474
Level 2
Fixed rate financing	24,032	24,032	83,467	83,467
Floating rate financing	849,582	849,582	63,978	63,978
Level 3
Other non-current liabilities	1,497	1,497	—	—

There have been no transfers between different levels in the fair value hierarchy in 2016.

The fair values of cash and cash equivalents, restricted cash and trade receivables have been determined using level 1 inputs and are assumed to be their carrying values.

The fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis. The fixed rate financing has been determined using level 2 inputs and is considered to be equal to the carrying value given its short period to maturity.

The other non-current liabilities represent the embedded derivative of the preference share (the embedded redemption option) and is carried at its fair value which has been calculated using the Black-Scholes call option model. The significant input to the fair value measurement are those relating to : (1) liquidation preference based on the prescribed dividend rates and the redemption price premium (see Note 10), (2) estimates relating to likelihood of a change in control occurring (in the range 20% to 55%) (3) comparative market data for other companies in the same segment to estimate volatility (115%) and (4) risk free-rate of return (in the range 0.8% to 1.3%). The fair value of the embedded derivative is most sensitive to assumptions relating to likelihood of a change in control occurring.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Financial Instruments (continued)

The following table is a roll forward of the Level 3 investments of other non-current liabilities at December 31, 2016 and 2015:

(in thousands of $)	Balance as of December 31, 2015	Net Issuance	Net Gain /(loss)	Balance as of December 31, 2016
Other non-current liabilities:
Embedded derivative of the preference share	—	1,497	—	1,497
Fair value activity of level 3 Other non-current liabilities	—	1,497	—	1,497

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Credit Agricole Corporate and Investment Bank and Hong Kong Shanghai Banking Corporation.

20.	Related party transactions

As of December 31, 2016, the Company has 24 vessels (2015: 5 vessels) operating in the Alpha8 Pool, part of V8 Pool Inc, and LR8 Pool, part of Navig8 Pool Inc. The company pays working capital of $0.7 million for every vessel that enters the Alpha8 Pool and $0.5 million for every vessel that enters the LR8 Pool. The working capital is refundable when the vessel exits the respective pools (included as an non-current other asset on the balance sheet).

One of our Technical Managers (Navig8 Shipmanagement Pte Ltd), our Commercial Manager and Administrative Manager (Navig8 Asia Pte Ltd), collectively known as our “Related Managers”, are affiliates of Navig8 Group, which is majority owned and controlled (directly or indirectly) by senior employees of Navig8 Group. Under the agreements with our Related Managers for the management of our vessels, we (i) effectively pay our pro rata share of the fees the pool companies are obligated to pay our Commercial Manager, amounting to 2% of all gross pool revenue plus an administration fee of $250 per vessel per day, (ii) pay our Related Technical Manager a fee of approximately $500 per vessel per day for each vessel it technically manages plus a construction supervision fee of $500,000 for each vessel in the Initial Fleet, and (iii) pay our Administrative Manager a fee of $200 per vessel per day that has been accruing since the date of the building contract for each vessel.

In 2015, the Company entered into a Pool Management Revenue Share Rights Agreement with Navig8 Asia Pte Ltd and Navig8 Limited. 336,963 shares of common stock of the Company, amounting to $4,127,796.75, was authorised for issuance to Navig8 Limited as payment for the Pool Management Revenue Share Rights. The issuance price per share was $12.25. The Company will enter all vessels, upon delivery from the relevant shipyard, into the Alpha8 Pool and LR8 Pool for a minimum of 2 years (each), and in exchange receive a 30% share of the net revenues derived from the commercial management of the two Pools, after deducting the agreed overheads. The net revenue recognised in the statement of operations is after netting off amortization of the Pool Management Revenue Share Rights asset.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Related party transactions (Continued)

A summary of net amounts earned (incurred) from related parties for the years ended December 31, 2016 and 2015 are as follows:-

	2016 (000)	2015 (000)
V8 Pool Inc.	$66,555	$36,820
Navig8 Pool Inc.	41,808	1,126
Navig8 Asia Pte Ltd*	(162)	280
Navig8 Shipmanagement Pte Ltd**	(7,901)	(4,370)
Navig8 Europe Ltd	308	—
Navig8 Asia Pte Ltd	(3,347)	(2,395)

*	This is the net amount recognized; calculated as $0.7 million recognised from Navig8 Asia Pte Ltd for the Pool Management Revenue less $0.8 million relating to amortization of the Pool Management Revenue Share Rights asset.
**	This amount includes $7.1 million relating to services capitalised (see Note 6) for supervision fees incurred during construction at the respective shipyards.

Net amounts earned from related parties comprise pool distributable income and net income from the Pool Management Revenue Share Rights Agreement. Net amounts paid to related parties comprise construction supervision fees, technical management fees, commercial management administration fees, management services fees and corporate administration fees.

A summary of short-term and long-term balances due from related parties as at December 31, 2016 and 2015 is as follows:-

Current Receivables. prepayments and other assets

	2016 (000)	2015 (000)
V8 Pool Inc.	$11,307	$7,959
Navig8 Pool Inc.	8,504	765
Navig8 Shipmanagement Pte Ltd	4,513	5,540
Navig8 Asia Pte Ltd	353	—
Navig8 Chemicals Europe Ltd	—	3

	$24,677	$14,267

Non-current Receivables. prepayments and other assets

	2016 (000)		2015 (000)
V8 Pool Inc.	$7,800		750
Navig8 Pool Inc.	6,000		600
Navig8 Asia Pte Ltd	2,638	*	3,654

	$16,438		$5,004

*	This amount relates to the carrying value of the Pool Management Revenue Share Rights Agreement.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Related party transactions (Continued)

A summary of short-term balances due to related parties as at December 31, 2016 and 2015 is as follows:

Payables and accrued expenses

	2016 (000)	2015 (000)
Navig8 Shipmanagement Pte Ltd	$(1,681)	$(1,013)
Navig8 Asia Pte Ltd	(353)	(206)
Navig8 Europe Ltd	(51)	(24)
Navig8 America LLC	(28)	(32)

	$(2,113)	$(1,275)

Short-term balances due from related parties comprise pool revenue receivables, pool working capital, net advances from ship manager, pool management revenue receivables and prepaid administrative expenses. Short-term balances due to related parties comprise unpaid project management fees, corporate administration fees, commercial management administration fees and accrued expenses.

Navig8 Pool Inc., V8 Pool Inc., Navig8 Shipmanagement Pte Ltd, Navig8 Asia Pte Ltd, Navig8 Chemicals Europe Ltd, Navig8 Europe Ltd and Navig8 Americas LLC are related companies to our shareholder, Navig8 Limited.

21.	Variable Interest Entities (“VIEs”)

As of December 31, 2016, the Company participates in a commercial pool arrangement with the commercial pools (Navig8’s Alpha8 Pool and LR8 Pool) respectively set up within V8 Pool Inc. and Navig8 Pool Inc. Commercial pools operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Participants in the commercial pools contribute one or more vessels and generally provide an initial contribution towards the working capital of the pool at the time they enter their vessels. The pools finance their operations primarily through the earnings that they generate.

The Company enters into the pool arrangement to take advantage of commercial opportunities. In the pool, the Company has the same relative rights and obligations and financial risks and rewards as other pool participants. The Company has determined that the pool arrangement met the criteria of a VIE and, therefore, the Company has reviewed its participation in the VIE to determine if it was the primary beneficiary of it. The Company reviewed the legal documents that govern the creation and management of the VIE described above and also analyzed its involvement to determine if the Company was a primary beneficiary. A VIE for which the Company is determined to be the primary beneficiary is required to be consolidated in its financial statements.

The pool agreements state that the commercial manager of each pool has decision making power over their significant decisions. The pool participants are members of a pool committee, however, the pool committee’s power is limited to approving the pool total costs for each vessel, which is how pool revenue is allocated to its participants, and approve any additional working capital financing from its pool participants. Since the Commercial Manager of the pool holds the power to make all significant economic decisions that affect the pools and the Company does not control a majority of either the board or pool committee, the Company is not considered a primary beneficiary of the pool.

NAVIG8 PRODUCT TANKERS INC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Variable Interest Entities (“VIEs”) (continued)

As of December 31, 2016, the Company has $7.8 million (2015: $3.0 million) in the balance sheet related to aggregate working capital contributions to the Alpha8 Pool and $6.0 million (2015: $0.6 million) in the balance sheet related to the aggregate working capital contributions to the LR8 Pool. These working capital contribution made in respect of any vessel is expected to be returned to the Company in the event that such vessel leaves the pool. The company also has $11.1 million (2015: $5.7 million) and $8.5 million (2015: $0.8 million) in the balance sheet related to the pool distribution to be received from the Alpha8 and LR8 Pools respectively. The sum of these amounts represents the Company’s maximum exposure to the VIE. The company has no liquidity arrangements, guarantees or other third party commitments that may affect the fair value or risk of the reporting entity’s variable interest in the VIE.

22.	Disposal of Assets

There are no disposal of vessels in the 2016 financial year. In May 2015, the Company entered into an agreement with an unrelated third party to sell three LR2 vessels which were under construction at Sungdong Shipbuilding & Marine Engineering Co, Ltd, Korea, for total sale proceeds of $178.5 million, of which $74.3 million was paid directly to the shipyard. All three vessels were delivered to the buyer during the year with a total realised net gain on sale of $24.1 million.

23.	Subsequent events

We have evaluated subsequent events through March 24, 2017, which is the date the consolidated financial statements were available to be issued.

During 2017 and up to the date of these financial statements, the Company has taken delivery of two 113,000 LR2 product tankers from Guangzhou Shipyard International Company Limited. These vessels will enter and be operated in Navig8’s Alpha8 Pools.

On March 10, 2017, the Company entered into Stock Option Agreements and Restricted Stock Unit (RSU) Agreements with five executive officers. The Company awarded the executive officers 129,737 shares of RSU and granted them an option to purchase up to 321,149 shares of common stock, subject to the agreed terms. These shares vest on December 31, 2017, subject to the officers’ continuous employment or other service with the Company through the vesting date.

Exhibit 99.4

Unaudited Financial Information for the Three Months Ended March 31, 2017 of Navig8 Product Tankers

The table below sets forth the unaudited statement of profit or loss for the three months ended March 31, 2017 and 2016 and summary balance sheet data as of March 31, 2017 for Navig8 Product Tankers Inc. and its subsidiaries, which have been prepared in accordance with U.S. GAAP. The interim financial data is not necessarily indicative of future results.

Statement of income or loss

	For the three months ended March 31,
In thousands of U.S. dollars except per share and share data	2017	2016
Vessel revenue (includes related party revenue of $38,199: 2016: $22,942)	$38,250	$22,942

Total operating revenue	38,250	22,942

Vessel expenses (includes related party expenses of $976; 2016: $311)	(14,039)	(9,603)
Depreciation	(11,626)	(3,180)
General and administrative expenses (includes related party expenses of $549; 2016: $491)	(2,200)	(1,830)

Total operating expenses	(27,865)	(14,613)
Net operating income	10,385	8,329
Financial items
Interest income	19	5
Interest expense and finance costs	(11,371)	(2,527)
Other financial items	(169)	8

Net financial items	(11,521)	(2,514)

Total income / (loss) before tax	(1,136)	5,815
Income tax	(23)	(16)

Net income / (loss)	$(1,159)	$5,799

Earnings per common share:
Basic (1)	$(0.04)	$0.15
Diluted(1)	$(0.04)	$0.15
Basic weighted average shares outstanding (in thousands)	46,973	39,846
Diluted weighted average shares outstanding (in thousands)	46,973	39,927

(1)	The computation of earnings per share is based on distributable net (loss)/income and the weighted average number of shares outstanding during the year. Distributable net loss for the three months ended March 31, 2017 was $1.9 million, which consists of the net loss of $1.2 million and cumulative undeclared dividends on preferred stock of $0.8 million.

Summary balance sheet data

	March 31, 2017	December 31, 2016
In thousands of U.S. dollars	(unaudited)
Balance sheet data
Cash and cash equivalents	$21,269	$34,276
Vessels, net	1,257,520	1,169,121
Vessels under construction	20,865	56,542
Total assets	1,359,495	1,316,311
Current and non-current debt (1)	887,905	843,060
Shareholders’ equity	443,465	444,521

(1)	Current and non-current debt as of March 31, 2017 and December 31, 2016 is shown net of unamortized debt issuance costs of $30.7 million and $30.6 million, respectively.

The table below sets forth certain of NPTI’s other operating data for the three months ended March 31, 2017 and 2016.

	For the three months ended March 31, 2017		For the three months ended March 31, 2016
(in $ millions, except per day data measured in U.S. dollars)	LR1 vessels	LR2 vessels	LR1 vessels	LR2 vessels	Chartered in Vessels
Net Vessel Revenue*	$15.6	$22.5	7.0	8.4	7.6
Add back: Pool commissions	1.1	0.3	0.2	0.3	0.2
Gross Time Charter Revenue	16.7	23.3	7.2	8.8	7.8
Total Operating Days(1)	1,080	1,226	312	300	273
Average TCE per day(2)	15,429	18,972	22,949	29,185	28,515

(1)	Total operating days is defined as the total days NPTI’s vessels were in its possession for the relevant period, net of any off-hire days (scheduled and unscheduled), including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent, or TCE, per day. Average Distributed Gross TCE in $ /day is defined as the average TCE revenue calculated as the gross time charter and vessel revenues less voyage expenses (including bunkers and port charges but excluding pool commission).
*	Vessel revenue for the three months ended March 31, 2017 of $38.2 million (2016: $22.9 million) comprised of net vessel revenue of $38.1 million (2016: $23.0 million) and a net gain on Pool Management Revenue Share Rights Agreement of $0.1 million (2016: net loss of $0.1 million).